UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 3, 2023

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Consolidated Financial Statements

in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Boards (IASB)

1H23

bradesco

dear shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the first half of 2023. We follow all International Financial Reporting Standards (IFRS) practices issued by the International Accounting Standards Board (IASB).



economic comment

Economic activity has been slowing gradually. The labor market should lose momentum in the second semester, however the payroll will continue to sustain household consumption and debt reduction. The inflation framework has improved considerably. In addition to the most appreciated exchange rate, inflation expectations declined significantly. We expect the IPCA (Extended Consumer Price Index, in Portuguese) to end the year at 4.8%. Next year, inflation will continue to fall and end the year at 3.6%.

The Copom (Monetary Policy Committee) has initiated a cycle of interest rate cuts, with a 0,50 p.p. reduction in the Selic rate. We expect the interest rate to end this year at 11.75%. In 2024, the Selic rate is expected to stay at 9.75%, completing the cycle of interest cuts with an accumulated reduction of 4.0 percentage points.

Developed countries, in turn, have not yet completed the high interest rate cycle. Activity in the US remains resilient, without indicating signs of recession in the short term. In Europe, the pressure-driven inflation cores and the pace of the labor market suggest continued monetary tightening. Thus, the next decisions of the main central banks will be conditioned on the performance of current economic data.



highlights for the period

As a result of the partnership between Bradesco and Banco Votorantim, the Asset Manager Tivio Capital was constituted with more than R$ 42 billion under management and R$ 22 billion under custody, which will have Christian George Egan as Chief Executive Officer (CEO).

strategic focus

Our business strategy is focused on meeting the expectations of clients, based on their needs and moment of life, and increasing their satisfaction by means of an excellent experience in all their interactions with the Organization. Based on this reflection, we structure our strategy on four large pillars that support the corporate purpose of creating opportunities for the advancement of people and the sustainable development of companies and society.

Clients – our inspiration: Our goal is to contribute to the achievements of our clients through a service of excellence, focused on their needs and objectives, promoting the best experience (pleasant and complete) and a relationship based on trust and respect. Having the client at the center of our strategy, we have developed several initiatives to enhance our knowledge of behavior, needs and goals, adding value to each moment and interaction. By using data intelligence and complete business solutions, we provide contextualized offerings according to the client's profile and stage of life. We integrate journeys and processes supported by real-time decision technologies.

Digital Transformation – how we do it: Efficiency, Agility, Connection, Innovation and Simplicity. This is our mentality about digital behavior. In an environment full of strong digital transformation, we want to make our customer experience even more fluid, practical and safe. We focus on actions and projects aimed at optimizing the channels that clients use to contact us, reducing the cost of providing services, and constantly seeking efficiency. We aim to maximize value from the client's perspective through a culture focused on continuous improvement, excellence and data use for decision making.

People – our team: People are the core of our strategy. We want our company to be the destination for high-performance professionals so they can live in the present whilst building their future. We seek to enhance our professionals' essential and life-changing skills in order to make our corporate strategy feasible. We build an organizational culture based on ethics, transparency and respect for people. We invested in having an innovative, challenging, and diverse environment.

Sustainability – made to last: We are agents of positive transformation, generating shared value with society, clients, employees, investors and partners. We are committed to growing in a sustainable and diversified way, with ethical and transparent actions, through the best balance between risk and return and a robust capital and liquidity structure. We seek to contribute to the sustainable development of society, with a low carbon and inclusive economy. We are committed to managing the socio-environmental and climate risks related to our business. Our performance, guided by diversity and inclusion, reinforces our belief in the transformative potential of people, respecting both individuality and differences. Inclusion and financial education are important drivers for us, because through them we impact and change the lives of thousands of Brazilians.

bradesco 80 anos

highlighted information 1H23

BOOK NET INCOME

R$ 9.5 bi

▼ 38.1% p/a

EARNINGS PER SHARE

R$ 0.84 common

R$ 0.93 preferred

ROAE

11,8%

BOOK VALUE PER SHARE

R$ 15.65

MARKET VALUE

R$ 165.4 bi

BASEL RATIO

15.5%

SHAREHOLDERS' EQUITY

R$ 166.5 bi

▲ 6.1% a/a

INTEREST ON SHAREHOLDERS' EQUITY **R$ 5.8 bi** (gross) | *Payout* **69.1%** (gross)

EXPANDED LOAN PORTFOLIO
(Jun23 vs. Jun22)

R$ 868.7 bi (+1.6%)

LARGE COMPANIES: **R$ 340.5 bi** (-0.7%)

INDIVIDUAL: **R$ 361.1 bi** (+5.7%)

MICRO, SMALL AND MEDIUM-SIZED ENTERPRISES: **R$ 167.1 bi** (-2.1%)

TOTAL DEPOSITS
(Jun23 vs. Jun22)

R$ 594.0 bi (+4.7%)

Time Deposits: **R$ 418.2 bi** (+10.8%)

Savings Deposits: **R$ 128.3 bi** (-4.8%)

Demand Deposits: **R$ 45.9 bi** (-14.8%)

Interbank Deposits: **R$ 1.5 bi** (+8.1%)

ALLOWANCE FOR LOANS
(Jun23 vs. Jun22)

R$ 59.5 bi (+19.4%)

SECURITIES
(Jun23 vs. Jun22)

R$ 728.1 bi (+5.9%)

FVOCI: **R$ 202.5 bi** (+8.9%)

FVPL: **R$ 339.8 bi** (+18.4%)

Amortized Cost: **R$ 185.8 bi** (-13.4%)

100% client

For us, the client comes first. Therefore, our focus is meet their goals, desires and needs. To accomplish this, we have combined the voice of the client with the use of metrics such as NPS and data intelligence during the development of financial and non-financial solutions, products and services.

This way, we can get to know each client even better, providing solutions that are consistent with their needs, and their desires. This movement takes advantage of the expertise of our Customer Experience (CX) area, responsible for generating insights from multiple data sources, including quantitative and qualitative research, in addition to building and optimizing client journeys across all of Bradesco's customer channels.

Constant work is carried out by the Bradesco Experience (be.), responsible for promoting the best experience to clients, regardless of the channel used by the client to interact with us. It is a team composed of specialized professionals who work with an end-to-end vision in the creation of complete, intuitive and personalized journeys.

By the end of the first half of 2023, our base was composed of 72 million clients.


COMPANIES
Large Corporate
≥ R$4 bi
Corporate
R$ 500 mi to R$ 4 bi
Corporate One
R$ 50 mi to R$ 500 mi
Múltis & Institutional[1]
Companies and Business
Up to R$ 50 mi
Global Private Bank
≥ R$5 mi
Exclusive
R$4,000 to R$14,999.99
$40,000 to R$149,999.99
≥ R$15,000
≥ R$150,000
Prime
Classic
< R$4,000
INDIVIDUALS
Non-account holders[2]
Monthly Income
Annual Billings
Investiment

1 – Asset Management, Pension Funds and Securities Brokers; and

2 – Individual or corporate clients who consume Bradesco Organization products but do not have a bank account.

service structure

By offering practical and secure services in all sectors that we operate, we maintain a large and modern Customer Service network, which is constantly updated, throughout Brazil and also in strategic locations abroad. In the first half of 2023, the Network comprised 85,955 points, including 2,787 branches and 44,787 ATMs.

ACESSIBILITY

With 80 years of history, our goal to make clients' lives easier intensifies. For us, accessibility is synonymous with respect and inclusion. Therefore, more than 24 years ago, we started a major transformation movement with the implementation of various solutions, such as launching accessible ATMs, an exclusive Call Center for people with hearing impairments and the development of accessible marketing campaigns. Increasingly addressed and supported by new technologies, the subject continues to receive the dedication it deserves through projects and actions focused on connecting with communities, empowerment, and minimizing the barriers to accessing information, banking and digital inclusion.

DIGITAL CHANNELS

With clients becoming increasingly more digital and autonomous, we continue to improve our operations in digital solutions. In the first half of 2023, more than 98% of transactions were carried out with Bradesco's Digital Channels, especially using the Bradesco App (Individuals and Companies), which showed a 33% increase in financial transactions compared to the previous year. Our Digital Channels include customer service, products and other services that can be accessed at any time and from any location, ensuring mobility, practicality, autonomy and security for clients.

DIGITAL PLATFORMS

Currently, we have 12 large Digital Platforms serving clients in the Exclusive sector (one of which is exclusively for Corporate clients) and four serving clients in the Prime sector. The clients, depending on their relationship profile, can migrate to use the remote managed assistance, via Telephone/Corporate WhatsApp/Email/Video Call. At the end of the period, we had assisted 1,152 thousand clients in total – 853 thousand Exclusive, 60 thousand Corporate, and 239 thousand Prime. We also have the Bradesco Private Bank Digital Branch, assisting 23 thousand clients in this sector.

NEXT

The next ecosystem offers financial and non-financial services, including checking accounts, cards, investments, loans, insurance, benefits (*Mimos* next), more than 1.4 million offers at nextShop marketplace, and integration with digital wallets like Apple Pay, Google Pay, Samsung Pay and WhatsApp Pay. We also highlight nextJoy, which is an account for minors with financial and non-financial services and content/functionalities that bring the topic of financial education.

In Open Finance, next has the "*Minhas Finanças*" ("My Finance") feature, an account aggregator that allows the client to view, in a consolidated manner, information on their checking accounts, credit cards and loans from various institutions participating in the system, in addition to personalized recommendations and tips for the client to better manage their finances.

As a result of the actions undertaken, seeking costumer principality, there was a 12% increase in the volume of active clients compared to the same period of the previous year. Also in the same period, 197.1 million transactions were processed, which represent 26% growth compared to the previous year.

DIGIO

Digio is a multiple digital bank focused on Individuals. The Bank's product portfolio includes credit cards, INSS payroll-deductible loans, anticipated FGTS Birthday Withdrawals and 100% digital payment accounts. In addition to financial products, it is possible to purchase on the App: cell phone top-ups, insurance, dental plans, cashback, e-gifts, discounts, etc.

Digio closed the first half of 2023 with 6.2 million accounts in total, recording a growth of 48% over the same period in 2022.

INTERNATIONAL OPERATIONS

We have a team of specialists in Brazil and abroad to act on exchange rates, exports, imports, financial transfers and the foreign trade finance market.

Abroad, we have 2 Branches, 11 Subsidiaries and 2 Representative Offices, in addition to an extensive corresponding bank network.

Bradesco Bank is positioned to meet the demand of Brazilian and Latin American clients, whether individuals or companies, who wish to access the US market, by offering complete investment, banking and financing solutions.

BRANCHES	
New York Grand Cayman	Banco Bradesco S.A.

REPRESENTATIVE OFFICES	
Hong Kong Guatemala	Banco Bradesco S.A. Representaciones Administrativas Internacionales

SUBSIDIARIES	
Luxemburg	Banco Bradesco Europa S.A.
New York	Banco North America LLC Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited Bradesco Trade Services Limited
Grand Cayman	Cidade Capital Markets Ltd.
Mexico	Bradescard México Sociedad de Responsabilidad Limitada
Miami	Bradesco Bank Bradesco Investments Bradesco Global Advisors

main products and services

BRADESCO SEGUROS 1H23

Net Income	ROAE
3,225	21.4%
Shareholders' Equity	Total Assets
39,229	388,622
Compensation, Draws and Redemptions Paid	Securities
42,769	368,104
Income from Insurance Premiums, Pension Contributions and Capitalization Bonds	Technical Provisions for Insurance, Pension Plans and Capitalization Bonds
50,460	332,500

Grupo Bradesco Seguros works to provide the best service and a wide range of products and services to policyholders, which has made it the market in Brazil and Latin America.

This solid history has consistently contributed to the consolidated results of the Bradesco Organization and represents us in offering multiple products for personal, family and business protection in various circumstances and several sectors, such as Car Insurance.

We offer Life Insurance, Health and Dental Plans, Capitalization, Private Pension Plans, and Property and Casualty Plans, which include Home and Property Insurance for Individuals and Companies.

Also, by means of the association between Bradesco Seguros and Swiss Re Corporate Solutions Brasil Seguros S.A., we maintain our presence in the insurance sector of large risks, P&C (Property and Casualty) and transport, aimed at medium and large-sized corporate clients of the most diverse markets.

A modern structure is available to policyholders and clients, consisting of web and mobile channels, call centers, own premises with business teams, Bradesco branches and an active brokers' network, ensuring presence in all regions of the country.

CARDS

We have the most complete line of payment methods in Brazil, which includes the main card brands, like Elo, Visa, Mastercard and American Express. We also have Private Label cards in partnership with important companies. Through our subsidiary Bradescard México, one of the main consumer credit companies, we operate in the Mexican market, as one of the largest issuers of credit cards with exclusivity in leading store chains in that country. In August 2022, we announced the acquisition of the Ictineo Platform, a financial institution focused on Individuals, and the conclusion of the transaction is subject to approval by the Mexican authority (CNBV – Comisión Nacional Bancária y de Valores or National Banking and Securities Commission) and the Brazilian authority (Bacen – Banco Central do Brasil or Central Bank of Brazil).

We are well-positioned with relevant shareholdings, such as Cielo and Elopar – an investment holding company whose investments include Alelo (benefit and pre-paid cards), Livelo (coalition loyalty program), Elo Serviços (card/brand provider), and Veloe (mobility and tolls company).

R$ 158.6 billion in card transactions in the period

R$ 4.7 billion in Fee and Commission Income

LOAN OPERATIONS

We expanded and diversified offers in distribution channels, especially in digital media, supplemented by the Branch Network and Banking Correspondents. Our capillarity allows us to offer loans and financing, directly or through strategic partnerships with various business chains, maintaining focus on customizing the offers, improving customer experience and assessing their real needs.

We are at full operational capacity. Our policy guides our management's actions and is constantly updated and consistent with the economic reality.

Among the credit lines, we highlight:

- **Agribusiness:** we are among the biggest financiers in the agricultural sector in Brazil, offering solutions to assist producers and agroindustries of all sizes. We are present at the main fairs in the sector and we maintain agreements with strategic partners in the Productive Chain, machinery and equipment in the country. We have 14 agribusiness platforms distributed throughout Brazil, with experts and agronomist engineers providing advice to the Service Network and rural producers. In 2023 we launched e-agro, a digital platform that connects producers and suppliers through a simple and agile credit experience;
- **Special Business:** structured operations solutions for wholesale clients, among the largest funders in Emergency Programs, leader in BNDES (Brazilian National Bank for Social and Economic Development) on-lending, market leader in leasing, largest collateral portfolio on the market and market leader in advance payments to suppliers;
- **Real Estate:** we are one of the most relevant in this market, maintaining our commitment to meet the demands of the sector, financing both the construction industry and the acquisition of real estate by the final borrowers, who have 100% digital hiring for residential properties and digitalization of processes carried out through real estate partners via APIs. We have real estate platforms, with coverage throughout the country;
- **For Companies:** working capital items, advances on receivables and financing of goods focused on small- and medium-sized enterprises. With Bradesco Corporate, the leader in the Brazilian market in assets for large- and medium-sized enterprises, we offer complete solutions for different needs and business sectors; and
- **Individuals (mass-market):** all personal loans, payroll-deductible loans, vehicle and revolving credit lines enable us to keep transforming our customer experience through the modernization of marketing and after-sales journeys. We highlight the extensive use of algorithms and advanced analytics, by mapping clients' needs in real time, to respond with the best product and the best business conditions considering the life stage of each clients' profile, with a smooth and multi-channel approach.

Balance of the main portfolios in the period:

R$ billion	Jun23	Jun22	Variation %
Consumer Financing	**252.1**	**239.9**	**5%**
Payroll-deductible Loans	89.8	86.1	4%
Credit Card	72.2	63.2	14%
Personal Loans	56.6	55.5	2%
CDC / Vehicle Leasing	33.5	35.1	-5%
Real Estate Financing	108.7	98.7	10%
Rural Loans	40.2	34.6	16%
BNDES/Finame Onlendings	16.3	15.7	4%
Working Capital	133.4	149.4	-11%
Foreign Trade Finance	46.4	57.2	-19%
Sureties, Guarantees and Securities	198.2	187.3	6%
Other	73.5	72.6	1%
\\ Expanded Loan Portfolio	**868.7**	**855.4**	**2%**

CONSORTIA

Our clients, being account holders or not, have access to the full Bradesco Consórcios portfolio. We have an integrated base for marketing solutions in synergy with Branches, Digital Platforms, and Partners reaffirming the active presence in the sectors of movable and immovable assets.

R$ 14.8 billion in revenue in the first six months of the year, resulting in a total portfolio of **R$ 98.3 billion.**

R$ 1.1 billion in Fee and Comission Income.

1.5 million active quotas, totaling **257 thousand** new quotas sold in the period.

INVESTMENT BANKING

Our Investment Banking consists of two main areas: Investment Banking and Global Markets.

As Investment Banking, we advise our clients on the primary and secondary actions: merger transactions, acquisition and sale of assets and companies; and the structuring and distribution of debt instruments in local and international markets. Structured corporate finance operations and projects are under the modality of Project Finance.

In the first half of 2023, Bradesco BBI advised its clients on 119 operations, totaling approximately R$ 97 billion in transaction value.

Our Global Markets area exclusively serves the institutional sector, covering investors domiciled in Brazil, the USA, Europe and Asia. We actively participate in the primary shares and debt market through the distribution of offers coordinated by our Investment Banking.

In the secondary market, we mediate the purchase and sale of shares and derivatives listed on B3, such as commodity futures contracts, DI (Interbank Deposits), dollar, and ratios. We also execute options, swaps, fixed-term contracts listed on B3 and in the organized over-the-counter (OTC) market.

Our Research has 38 professionals in the analysis field of variable income investments, shares strategy and macroeconomics, focused on companies with shares listed on the largest stock exchanges in Latin America, with a coverage of approximately 92% of the MSCI LatAm index.

ASSET MANAGEMENT

Representing us in the fund and portfolios management market, we have Bradesco Asset Management, one of the leading companies in the industry, with operations in several products and investment solutions for all client profiles. It serves multiple sectors of Individuals and Companies, including Institutional Investors in Brazil and abroad, and Family Offices, ensuring the highest standard of quality in services.

R$ **683,7** billion in investment funds and managed portfolios under management in the period

ÁGORA INVESTIMENTOS

Ágora, Banco Bradesco's investment house, is a complete, open and independent investment platform for individuals and companies, whether they are account holders of Bradesco or not. In it, its clients find a select portfolio with more than 1,400 investment options among more than 130 institutions across the market, which includes investment funds, fixed income securities, public and private securities, private pension funds, exclusive COEs (Structured Operations Certificate) and a modern and advanced Home Broker to operate in the stock market and futures, either via website or app. In addition, it provides content and quality, unbiased information: in Ágora Play, with four daily livestreams during trading sessions, Ágora Cast, with two daily podcasts in addition to analyses, recommendations and an expanded coverage of companies listed on the stock exchange in Ágora Insights – all in order to help clients make the right decisions when it comes to investing. Democratizing access to information, the Ágora Academy brings more than 100 financial education courses, 50 of which are free, covering courses of professionalization, specialization and even MBAs, all certified by the best business schools in the country.

As a result of its actions, Ágora closed the first half of 2023 with a total base of 943 thousand clients, a growth of 14% over the same period of 2022 and R$80.7 billion of assets in custody, representing a growth of 22% compared to June 2022.

BROKER

We serve the institutional sector, covering investors domiciled in Brazil, the USA, Europe and Asia.

In the secondary market, we mediate the purchase and sale of shares and derivatives listed on B3, such as commodity futures contracts, interbank deposits, dollar, and ratios. We also execute options, swaps, fixed-term contracts listed on B3 and in the organized OTC market.

We actively participate in the primary stock market through the distribution of the main initial public offering 'IPOs' and also in the secondary market through Follow On operations.

INVESTIMENTS

Bradesco Investimentos has a complete asset management platform that aims to provide the client with differentiated and personalized investment advice, both in a face-to-face and remote form, covering the whole Banco Bradesco product range, in an accessible and sophisticated way, including investment solutions at Bradesco Asset Management (BRAM), Ágora Investimentos, Treasury and Bradesco Previdência, always considering the client's stage of life, needs, goals and profile.

The investment advice service has a team of investment experts, in addition to the assistance of branch network managers, which complement one another. Clients also benefit from the recommended portfolios, which combine a diverse selection of financial assets, being prepared monthly based on the risk profiles and perspectives of the economic scenario in the local and international environment. Our clients also have the Invest+ Bradesco App, our investment consolidator, which brings the complete view of its resources, including in other institutions, as well as information on profitability, valuation, exclusive content and much more.

miscellaneous solutions

CAPITAL MARKETS

We provide a broad range of solutions and services for the capital market through modern infrastructure and specialized professionals, with an emphasis on Fiduciary Management for Funds, Investment Clubs and Managed Portfolios; Qualified Custody of Securities for Investors and Issuers; Bookkeeping of Securities; and Trustees (Escrow Account). Among the services provided, we highlight our importance in providing Qualified Custody services (Global).

CASH MANAGEMENT

Our Global Cash Management area structures solutions for international companies that operate in Brazil and national companies that operate abroad, maintaining a partnership with 55 international banks and access to the SWIFT network, supporting the opening of accounts for companies recommended by banking partners.

We offer a broad portfolio of products and services with stability, security, tailored solutions and integrated systemic platforms in order to facilitate the financial management of Companies, Utilities and Public Agencies, for the management of accounts receivable and payable and for the collection of taxes and fees.

PRODUCTS AND SERVICES FOR THE PUBLIC SECTOR

Exclusive platforms serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 11.7 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country.

We have nine Specialized Platforms to assist governments, state capitals, courts, chambers, public prosecutor's offices, public defender's offices, and the Brazilian municipalities with the highest GDP. We also have 33 Platforms serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br.

technology and innovation

We are a bank that evolves in digital transformation combined with the bioeconomy and customer experience. We offer customized, affordable and inclusive financial solutions, developing pioneering innovations such as artificial intelligence, aligned with environmental responsibility, recognized by the Green Program CommScope and the ESG 2022 Integrity Yearbook.

Among the latest digital news are the anticipation of the refund of IRPF 2023 by the App, Internet Banking and ATM and access to income reports through BIA; the journey of pampering in the Bradesco App now grants access to non-banking benefits, such as discount coupons and cashback, and the PIX, carried out in the Bradesco App debiting from another bank through Open Finance, can now also be done by WhatsApp with BIA, who contacts the client to confirm the transactions under analysis for more security.

We offer several solutions to our clients, individuals or companies, from consulting and ease to invest – inside or outside Brazil, to the expansion in solutions for entrepreneurs of any size, such as the issuance of a QR Code bank payment slip, previously exclusive to large companies.

We also evolve solutions for agribusiness with E-Agro, a digital platform for the rural producer. With artificial intelligence and partnerships in this ecosystem, we launched for clients and leads, personalized recommendations, marketplace seller appraiser, agricultural rural credit and the "agro specialist", cognitive assistant to assist in doubts with products and services.

The Card segment has also undergone improvements, such as digital invoicing, which can be spread into more channels, such as Internet Banking and the Cards App, and the advantage of making spot purchases with the seller spreading the value in Bradesco up to 24 times.

Bradesco Seguros has also been improving its digital products and services; through the App it is possible to check and redeem the capitalization, as well as to view the insurance plans and purchase more protections.

Considering our experience in business and technology scenarios, we were selected to participate in the Digital Real pilot of the Central Bank of Brazil, in order to assist in the development of initiatives that deliver to society the benefits of the digital currency.

We continuously seek the technological vanguard to enchant our customers, investing in innovative projects such as the "Metaverse Experience" and the "Payment Initiator". We were recognized by the Global Finance magazine in 2023 as the best Brazilian bank in solidity, financial security, strategic relationships, capital investment, innovation in products and services, customer service, risk management and intelligent use of technology.

We were also first place in Idwall's onboarding ranking, whose research evaluates the user experience with the main Brazilian banks - and recognizes the satisfaction of the Bradesco client, the constant center of our strategies and what makes us an increasingly better and more complete Bank, growing continuously through sustainable innovations and quality in customer services.

human resources

Human Capital is one of the strategic pillars of the Organization, meaning it is a foundation of our business. Our model of Human Capital Management is founded on respect, transparency and continuous investment in the development of employees. We keep our teams motivated by means of career growth opportunities, recognition, training and development, differentiated compensation and benefits, besides appreciation of diversity and balance between work and family life.

Much more than policies and practices, we consolidated a culture of respect spread by the awareness of the value of people, of their identities and competencies.



At the end of the period, the Organization had 85,284 employees – 73,631 of Bradesco and 11,653 of affiliated Companies. Among outsourced employees, we had 7,978 associates and 2,120 interns.

For more information on Human Resources, visit the Human Capital Report, available on bradescori.com.br.

sustainability for bradesco

The commitment to sustainable development is one of the strategic drivers of our business and is expressed in Bradesco's Statement of Purpose. We understand that the management of guidelines and the engagement of environmental, social, and governance (ESG) aspects are essential for the growth and continuity of our Organization, in addition to allowing us to share value with shareholders, employees, suppliers, clients and society.

Our Sustainability Strategy is based on the promotion of a change agenda by focusing on three main themes: Sustainable Business, Climate Agenda, and Financial Citizenship, aligned with the Sustainable Development Goals (SDGs) of the UN.

Our ESG management is recognized by the market and our performance has ensured our positioning in the national and international ratios and ratings, such as Dow Jones, ISE, CDP, MSCI, among others.

In June 2023, we reached 78% of our sustainable business target. Up to 2025, we will be directing R$250 billion for assets, sectors and activities with socio-environmental benefits by using the corporate credit, advice on the capital market and sustainable financial solutions. Our classification criterion addresses 149 CNAEs (National Classification of Economic Activities), in addition to including the RSA analysis and environmental constraints.

We are committed to the sustainable development of Brazil and continue our journey, reinforcing our purpose as a Financial Institution.

Follow our initiatives and performance through the websites bradescori.com.br and bradescosustentabilidade.com.br.

corporative governance

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent. The body is responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets six times a year, and extraordinarily, when the interests of the company so require. In addition to its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In the first half of 2023, seven meetings were held, one of which was annual and six special.

The Internal Audit reports to the Board of Directors, in addition to seven committees, the statutory ones, which are the Audit and Remuneration Committees; and the non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body for the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

INTERNAL AUDIT

It is incumbent upon the Audit and General Inspectorship Department, which functionally reports to the Board of Directors, assessing the governance, businesses, structures technologies and processes of the Bradesco Organization, independently, in order to contribute to the risk mitigation, adequacy of Procedures and the effectiveness of the management of Internal Controls, in compliance with Internal and External Policies, Standards and Regulations.

The performance is based on standards of The Institute of Internal Auditors (IIA) and on national and international best practices, and covers Audit/Inspection services (assessments in the context of products and services, projects, Information technology, routines and/or business), Specific Examinations (facts or situations arising from demands, occurrences, complaints, etc.), and Consulting (advice and related services) in the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

policy for distribution of dividends and interest on shareholders' equity

In the first half of 2023, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 4.1% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

integrated risk control

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Credit, Market, Operational, Subscription, Liquidity, Socio-environmental, Climatic, Strategy, Reputation, Model, Contagion, Compliance and Cybersecurity. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.

INDEPENDENT VALIDATION OF MODELS

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), newly created board, with subordination to the Chief Risk Officer (CRO), effectively acts to strengthen the use of models, performing acculturation actions and encouraging good modeling practices. In parallel, it monitors the mitigation of limitations and weaknesses of the models and creates reports for the respective managers, the Internal Audit, and the Technical Commission for the Evaluation of Models and Risk Committees.

compliance, ethics, integrity and competition

Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to goods and services suppliers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have.

These principles are supported by policies, standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization's Board of Directors.

independent audit

In compliance with CVM Resolution No. 162/22, the Bradesco Organization has an Independent Audit Hiring Policy with guidelines related to governance, transparency, compliance, objectivity and independence in hiring and providing the Bradesco Organization's Financial Statements Audit, and that disseminates the corporate culture of compliance with not hiring the same company for other services that may be considered an eventual conflict of interest and loss of independence in the execution of its activities.

The Bradesco Organization hired services from KPMG *Auditores Independentes* not related to the Financial Statements Audit. Information related to the audit fees is made available annually in our Reference Form.

social investments

FUNDAÇÃO BRADESCO

Established in 1956, Fundação Bradesco is our main social sustainability action and the largest private and free socio-educational investment program in Brazil, allowing us to fulfill one of our most important commitments: to grow without failing to look around and contribute to the development of the country. We are based on the belief that education is the path to promote equal opportunities and personal and collective achievement, as well as a means to build a society that is more worthy, fair and productive.

Our educational structure includes the offer of quality education, the development of competencies and cognitive and socio-emotional skills, creating a path for the formation of citizens, the constitution of their personal, cultural and social identity and their insertion in the employment market. With 40 own schools located in regions with pronounced socioeconomic vulnerability, we are present in all Brazilian states and the Federal District.

R$ 1.1 billion

Total budget for 2023

R$ 846 million are allocated for Activity Expenses.

R$ 285 million are for investments in infrastructure and Educational Technology.

And these investments allow us to have:

SCHOOL NETWORK

More than 61,000 students benefited primarily in Basic Education – Kindergarten to Secondary Education and Technical Education at Secondary Level - nationwide.

VIRTUAL SCHOOL

More than 2 million users will complete at least one of the free, quick courses available on the portal.

PROJECTS AND PARTNERSHIP INITIATIVES

More than 8,000 beneficiaries in educational and information technology courses and lectures.

BRADESCO ESPORTES (SPORTS)

We encourage sport as an activity to support the development of children and young people by means of the Bradesco *Esportes e Educação* (Sports and Education) Program. In more than 35 years of existence, we favor the promotion of health and the enhancement of talents through the teaching of female volleyball and basketball. We do it in all the schools of Fundação Bradesco, municipal sports centers, unified educational centers, public and private schools and in its center of sports development, all in Osasco (State of São Paulo), with 1,200 girls being trained. Participants also receive civic education instruction. Those at Specialists Centers are offered health insurance, transportation, food, an allowance and other benefits.

recognitions

- Bradesco Global Private Bank was featured in **Global Finance's Private Bank Awards 2023**, awarded Best Private Bank for Intergenerational Wealth Management, in the Global category, and Best Private Bank Digital Solutions for Clients, in the Latin America category (Global Finance).
- We received an award with the case 'Client's Positive Cycle' at the **Ouvidorias Brasil 2022** (Brazilian Association of Customer-Company Relations) award.
- We are among the best rated companies in the **S&P Global Sustainability Yearbook 2023**, as one of the most committed companies with society and the planet for their sustainable practices (S&P Global).
- We integrate **Bloomberg's 2023 Gender-Equality Index**, which assesses publicly-held companies according to gender equity practices (Bloomberg).
- We were recognized by the **Great Place to Work 2022** label, in the ethnic-racial categories (11th place), women (5th place) and PwD (2nd place).
- We are among the **most valuable Brazilian brands** according to the ranking published by global consultancy Interbrand.

- We were recognized at **Lite – Latam Inclusive Tech Awards** as Top Latam Tech Female Employer in the category more than 5001 employees (Laboratoria).
- We are **the best rated bank by clients** in the index that measures the quality of service provided by banks and platforms, published on the site *Valor Investe* (Column in partnership with FGV).
- We ranked second in the **LinkedIn Top Companies** ranking, an annual list that highlights the 25 best workplaces for career development in Brazil (LinkedIn).
- We were recognized by **one of the best internship programs** in Brazil at the 14 CIEE Award (CIEE).
- Bradesco BBI received awards in 4 Latin American categories of the **Sustainable Finance Awards 2023**. Outstanding Leadership in Green Bonds, Outstanding Leadership in Transition/Sustainability Linked Bonds, Outstanding Leadership in Sustainable Infrastructure Finance and Outstanding Leadership in Project Finance (Global Finance).
- Inovabra was recognized as one of the best financial innovation laboratories in the world. Bradesco was also featured in the **Top Innovations in Finance** (Global Finance) award.
- Bradesco Asset funds are among the ten most profitable in several categories in the V**alor Funds Guide** in partnership with the Getulio Vargas Foundation (FGV).
- Bradesco was **recognized for its Green Program in the recycling** of copper cables and ecological waste disposal (CommScope).
- Bradesco won the gold award as **Best Payment Initiator** in two consecrated awards: FIDInsiders, in the category innovation in payment initiator solutions, and Global Finance, as the best financial innovations in the world 2023, in the Open Banking category.
- Bradesco was chosen by the Global Finance magazine, an international publication specialized in finance, as the best sub-custodian bank in Brazil in the **21st annual award as the Best Subcustodian Bank**.

acknowledgments

Bradesco's growth strategy, always based on the ideals of quality and efficiency, reaffirms its vocation to exceed expectations, allowing it to achieve the expected results for the semester. In this sense, the support and trust of our shareholders and customers and the dedicated work of our employees and other associates were decisive. To all of them, our thanks.

Cidade de Deus, August 3, 2023

Board of Directors and Board of Executive Officers

Consolidated Statements of Financial Position 21
Consolidated Statements of Income 22
Consolidated Statements of Comprehensive Income 23
Consolidated Statements of Changes in Equity 24
Consolidated Statements of Cash Flows 25-26
Notes to the Consolidated Financial Statements 27-134
Independent Auditors´Report 136
Fiscal Council's Report 137

Index of Notes to the Consolidated Financial Statements

1) GENERAL INFORMATION 25
2) SIGNIFICANT ACCOUNTING POLICIES 25
3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS 29
4) ESTIMATES AND JUDGMENTS 37
5) CASH, CASH EQUIVALENTS AND BALANCES WITH BANKS 39
6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS 39
7) DERIVATIVE FINANCIAL INSTRUMENTS 40
8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME 46
9) BONDS AND SECURITIES AT AMORTIZED COST 47
10) LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS 48
11) LOANS AND ADVANCES TO CUSTOMERS 49
12) NON-CURRENT ASSETS HELD FOR SALE 59
13) INVESTMENTS IN ASSOCIATES AND JOINT VENTURES 60
14) PROPERTY AND EQUIPMENT 62
15) INTANGIBLE ASSETS AND GOODWILL 64
16) OTHER ASSETS 65
17) DEPOSITS FROM BANKS 65
18) DEPOSITS FROM CUSTOMERS 66
19) FUNDS FROM SECURITIES ISSUED 66
20) SUBORDINATED DEBTS 67
21) INSURANCE CONTRACTS 69
22) PROVISIONS, CONTINGENTS ASSETS AND LIABILITIES 77
23) OTHER LIABILITIES 81
24) LOAN COMMITMENTS, FINANCIAL GUARANTEES AND SIMILAR INSTRUMENTS 82
25) EQUITY 83
26) EARNINGS PER SHARE 84
27) NET INTEREST INCOME 85
28) FEE AND COMISSION INCOME 85
29) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS 86
30) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME 86
31) NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS 86
32) GROSS PROFIT FROM INSURANCE AND PENSION PLANS 86
33) PERSONNEL EXPENSES 86
34) OTHER ADMINISTRATIVE EXPENSES 87
35) DEPRECIATION AND AMORTIZATION 87
36) OTHER OPERATING INCOME/(EXPENSES) 87
37) INCOME TAX AND SOCIAL CONTRIBUTION 88
38) OPERATING SEGMENTS 92
39) TRANSACTIONS WITH RELATED PARTIES 95
40) RISK MANAGEMENT 97
41) SUPPLEMENTARY PENSION PLANS 133
42) OTHER INFORMATION 134

			R$ thousands
	Note	On June 30, 2023	On December 31, 2022
Assets			
Cash and balances with banks	5	138,217,137	122,521,755
Financial assets at fair value through profit or loss	6a	363,728,817	301,899,028
Debt instruments at fair value through other comprehensive income	8	202,514,527	215,588,278
Financial assets at amortized cost			
- Loans and advances to financial institutions, net of provision for expected losses	10	177,109,104	122,488,329
- Loans and advances to customers, net of provision for expected losses	11	572,080,216	602,418,607
- Securities, net of provision for expected losses	9	185,785,433	211,611,074
- Other financial assets	16	71,048,178	65,705,559
Non-current assets held for sale	12	1,301,060	1,236,931
Investments in associates and joint ventures	13	9,327,715	8,970,513
Premises and equipment	14	11,499,798	11,971,122
Intangible assets and goodwill	15	19,562,046	18,799,813
Current income and other tax assets		14,755,300	14,440,840
Deferred taxes	37	86,440,834	84,214,585
Other assets	16	10,018,349	10,422,358
Total assets		1,863,388,514	1,792,288,792

Liabilities			
Liabilities at amortized cost			
- Deposits from banks	17	304,863,392	281,948,038
- Deposits from customers	18	591,410,406	590,682,206
- Securities issued	19	229,209,587	222,257,328
- Subordinated debts	20	49,461,465	52,241,332
- Other financial liabilities	23	98,507,423	92,556,433
Financial liabilities at fair value through profit or loss	6c	24,155,214	13,341,324
Other financial instruments with credit risk exposure			
- Loan Commitments	11	2,306,444	2,997,091
- Financial guarantees	11	1,195,879	1,768,949
Insurance technical provisions and pension plans	21	323,346,034	304,755,965
Other provisions		20,906,848	22,647,973
Current income tax liabilities		1,696,232	1,593,037
Deferred taxes	37c	2,190,591	1,633,292
Other liabilities	23	47,079,317	43,854,987
Total liabilities		**1,696,328,832**	**1,632,277,955**
Equity	25		
Capital		87,100,000	87,100,000
Treasury shares		-	(224,377)
Capital reserves		35,973	35,973
Profit reserves		75,943,906	73,143,422
Additional paid-in capital		70,496	70,496
Accumulated other comprehensive income		2,844,442	(718,287)
Retained earnings		459,273	127,704
Equity attributable to shareholders of the parent		**166,454,090**	**159,534,931**
Non-controlling shareholders		**605,592**	**475,906**
Total equity		167,059,682	160,010,837
Total equity and liabilities		1,863,388,514	1,792,288,792

The Notes are an integral part of the Consolidated Financial Statements.

					R$ thousands
	Note	2nd quarter		Six-month period ended June 30	
		2023	2022	2023	2022
Interest and similar income		52,746,710	49,850,664	110,567,937	94,141,173
Interest and similar expenses		(39,715,011)	(29,842,304)	(79,165,570)	(57,759,632)
Net interest income	27	**13,031,699**	**20,008,360**	**31,402,367**	**36,381,541**
Fee and commission income	28	**6,716,937**	**6,843,294**	**13,362,986**	**13,407,184**
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	29	3,415,659	(645,737)	2,983,004	646,978
Net gains/(losses) on financial assets at fair value through other comprehensive income		551,453	670,409	968,180	1,821,717
Net gains/(losses) on foreign currency transactions		137,706	(596,346)	(233,428)	2,529,399
Gross profit from insurance and pension plans	32	663,500	286,436	1,424,801	1,074,344
- Insurance and pension income		12,516,393	10,470,793	24,661,515	20,725,976
- Insurance and pension expenses		(11,852,893)	(10,184,357)	(23,236,714)	(19,651,632)
Other operating income		**4,768,318**	**(285,238)**	**5,142,557**	**6,072,438**
Expected loss on loans and advances	11	(7,416,865)	(6,004,033)	(14,302,488)	(10,461,588)
Expected loss on other financial assets	8 and 9	(308,956)	2,393,170	(495,122)	2,249,410
Personnel expenses	33	(5,090,382)	(4,909,385)	(10,232,126)	(9,641,338)
Other administrative expenses	34	(4,082,293)	(3,873,921)	(7,834,196)	(7,505,015)
Depreciation and amortization	35	(1,503,922)	(1,321,543)	(3,073,326)	(2,609,770)
Other operating income/(expenses)	36	(3,727,366)	(3,582,818)	(5,703,894)	(7,099,508)
Other operating expense		**(22,129,784)**	**(17,298,530)**	**(41,641,152)**	**(35,067,809)**
Income before income taxes and share of profit of associates and joint ventures		**2,387,170**	**9,267,886**	**8,266,758**	**20,793,354**
Share of profit of associates and joint ventures	13	663,771	403,203	1,059,771	620,580
Income before income taxes		**3,050,941**	**9,671,089**	**9,326,529**	**21,413,934**
Income taxes	37	1,020,324	(2,339,328)	218,546	(5,998,436)
Net income		4,071,265	7,331,761	9,545,075	15,415,498
Attributable to shareholders:					
Shareholders of the parent		4,016,423	7,260,770	9,416,215	15,297,960
Non-controlling interests		54,842	70,991	128,860	117,538
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):					
– Earnings per common share	26	0.36	0.65	0.84	1.37
– Earnings per preferred share	26	0.40	0.71	0.93	1.50

The Notes are an integral part of the Consolidated Financial Statements.

	Note	R$ thousands			
		2nd quarter		Six-month period ended June 30	
		2023	2022	2023	2022
Net income		4,071,265	7,331,761	9,545,075	15,415,498
Items that are or may be reclassified to the consolidated statement of income					
Debt instruments at fair value through other comprehensive income					
- Net change in fair value		3,596,479	(3,114,824)	6,583,569	(5,207,365)
- Gains/(losses) reclassified to profit or loss	30	551,453	670,409	968,180	1,821,717
- Tax effect		(1,779,985)	1,051,432	(3,094,754)	1,445,919
Unrealized gains/(losses) on hedge	7				
- Cash flow hedge		(15,253)	59,105	182,630	(304,576)
- Hedge of investment abroad		86,484	(267,460)	33,950	161,573
- Tax effect		(38,111)	89,608	(106,091)	55,976
Foreign currency translation differences of foreign operations					
Foreign currency translation differences of foreign operations		(40,135)	137,420	(8,693)	(99,258)
Items that will not be reclassified to the consolidated statement of income					
Net change in fair value of equity instruments at fair value through other comprehensive income		850,134	(1,123,910)	(1,139,723)	(1,356,913)
Tax effect		(310,484)	449,563	402,805	545,280
Other		(27,386)	(11)	(259,144)	18
Total other comprehensive income		2,873,196	(2,048,668)	3,562,729	(2,937,629)
Total comprehensive income		6,944,461	5,283,093	13,107,804	12,477,869
Attributable to shareholders:					
Shareholders of the parent		6,889,619	5,212,102	12,978,944	12,360,331
Non-controlling interests		54,842	70,991	128,860	117,538

The Notes are an integral part of the Consolidated Financial Statements.

R$ thousands

	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income	Retained earnings	Equity attributable to controlling shareholders of the parent	Non-controlling shareholders	Total
				Legal	Statutory						
Balance on December 31, 2021	83,100,000	(666,702)	35,973	11,548,007	55,702,107	70,496	(1,005,569)	992,525	149,776,837	451,870	150,228,707
Adoption of IFRS 17	-	-	-	-	-	-	-	(1,219,698)	(1,219,698)	-	(1,219,698)
Balance on January 1, 2022	83,100,000	(666,702)	35,973	11,548,007	55,702,107	70,496	(1,005,569)	(227,173)	148,557,139	451,870	149,009,009
Net income	-	-	-	-	-	-	-	15,297,960	15,297,960	117,538	15,415,498
Debt instruments at fair value through other comprehensive income	-	-	-	-	-	-	(2,838,389)	-	(2,838,389)	-	(2,838,389)
Foreign currency translation adjustment	-	-	-	-	-	-	(99,258)	-	(99,258)	-	(99,258)
Other	-	-	-	-	-	-	1,410,369	-	1,410,369	-	1,410,369
Comprehensive income	-	-	-	-	-	-	(1,527,278)	15,297,960	13,770,682	117,538	13,888,220
Capital increase with reserves	4,000,000	-	-	-	(4,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	704,226	8,615,173	-	-	(9,319,399)	-	-	-
Cancellation of treasury shares	-	666,702	-	-	(666,702)	-	-	-	-	-	-
Variation of onerous insurance contracts	-	-	-	-	-	-	-	(614,000)	(614,000)	-	(614,000)
Interest on equity	-	-	-	-	-	-	-	(4,765,117)	(4,765,117)	(139,489)	(4,904,606)
Balance on June 30, 2022	87,100,000	-	35,973	12,252,233	59,650,578	70,496	(2,532,847)	372,271	156,948,704	429,919	157,378,623
Balance on December 31, 2022	87,100,000	(224,377)	35,973	12,584,615	60,558,807	70,496	(3,104,199)	1,244,043	158,265,358	475,906	158,741,264
Adoption of IFRS 17 (Note 3)							2,385,912	(1,116,339)	1,269,573	-	1,269,573
Balance on January 1, 2023	87,100,000	(224,377)	35,973	12,584,615	60,558,807	70,496	(718,287)	127,704	159,534,931	475,906	160,010,837
Net income	-	-	-	-	-	-	-	9,416,215	9,416,215	128,860	9,545,075
Debt instruments at fair value through other comprehensive income	-	-	-	-	-	-	3,830,566	-	3,830,566	-	3,830,566
Foreign currency translation adjustment	-	-	-	-	-	-	(8,693)	-	(8,693)	-	(8,693)
Other	-	-	-	-	-	-	(259,144)	-	(259,144)	-	(259,144)
Comprehensive income	-	-	-	-	-	-	3,562,729	9,416,215	12,978,944	128,860	13,107,804
Increase of non-controlling shareholders' interest	-	-	-	-	-	-	-	-	-	826	826
Transfers to reserves	-	-	-	439,877	2,584,984	-	-	(3,024,861)	-	-	-
Cancellation of treasury shares	-	224,377	-	-	(224,377)	-	-	-	-	-	-
Variation of onerous insurance contracts	-	-	-	-	-	-	-	(287,109)	(287,109)	-	(287,109)
Interest on equity	-	-	-	-	-	-	-	(5,772,676)	(5,772,676)	-	(5,772,676)
Balance on June 30, 2023	87,100,000	-	35,973	13,024,492	62,919,414	70,496	2,844,442	459,273	166,454,090	605,592	167,059,682

The Notes are an integral part of the Consolidated Financial Statements.

	R$ thousands	
	Six-month period ended June 30	
	2023	2022
Operating activities		
Income before income taxes	9,326,529	21,413,934
Adjustments to reconcile income before income tax to net cash flow from operating activities:		
Expected loss on loans and advances	14,302,488	10,461,588
Changes in the technical provisions for insurance and pension plans	19,315,299	18,475,936
Net Gains/(Losses) on financial assets at fair value through other comprehensive income	(968,180)	(1,821,717)
Expenses with provisions and contingent liabilities	1,927,681	1,692,630
(Gain)/Loss due to impairment of assets	495,122	(2,249,410)
Depreciation	1,345,042	1,255,657
Amortization of intangible assets	1,964,132	1,534,298
Share of profit of associates and joint ventures	(1,059,771)	(620,580)
(Gains)/Losses on disposal of non-current assets held for sale	(51,407)	(156,679)
(Gains)/Losses from disposal of property and equipment	(33,970)	(16,012)
(Gains)/Losses on the sale of investments in associates	8,023	(350,432)
Effect of changes in exchange rates on cash and cash equivalents	(111,450)	(678,835)
(Increase)/Decrease in assets	**(152,439,529)**	**(71,576,312)**
Compulsory deposits with the Central Bank	(7,203,562)	(1,865,936)
Loans and advances to banks	(16,388,725)	19,541,445
Loans and advances to customers	(38,142,058)	(77,194,372)
Financial assets at fair value through profit or loss	(61,829,789)	26,696,957
Other assets	(28,875,395)	(38,754,406)
(Increase)/Decrease in liabilities	**103,217,681**	**42,655,938**
Deposits from banks	41,949,513	6,335,667
Deposits from customers	26,015,867	12,217,811
Financial liabilities at fair value through profit or loss	10,813,890	4,648,479
Insurance technical provisions and pension plans	(725,230)	(8,691,750)
Other provisions	(3,668,806)	(2,430,068)
Other liabilities	28,832,447	30,575,799
Cash generated by operations	**(2,762,310)**	**20,020,004**
Interest received on financial assets at FVTPL and amortizated costs	52,476,993	46,623,599
Interest paid	(44,214,262)	(30,527,132)
Income tax and social contribution paid	(4,240,082)	(5,483,654)
Net cash provided by/(used in) operating activities	**1,260,339**	**30,632,817**
Investing activities		
(Acquisitions) of subsidiaries, net of cash and cash equivalents	(84,767)	(623,966)
(Acquisition) of financial assets at fair value through other comprehensive income	(18,603,558)	(81,465,835)
Disposal of financial assets at fair value through other comprehensive income	76,782,044	64,323,881
Maturity of financial assets at amortized cost	12,316,237	40,233,856
(Acquisition) of financial assets at amortized cost	(26,176,604)	(45,599,465)
Disposal of non-current assets held for sale	247,568	234,922
(Acquisitions) of investments in associates	(14,333)	-
Dividends and interest on equity received	806,570	520,757
(Acquisition) of property and equipment	(823,205)	(1,505,152)
Proceeds from sale of property and equipment	751,878	207,757
(Acquisition) of intangible assets	(2,712,568)	(2,998,450)
Interest received on financial assets at FVTPL and amortizated costs	24,078,149	15,753,037
Net cash provided by/(used in) investing activities	**66,567,411**	**(10,918,658)**
Financing activities		
Securities issued	34,800,557	56,747,503
Payments on securities issued	(32,671,342)	(32,870,339)
Funds from subordinated debt issued	531,000	8,074,700
Payments on subordinated debts	(2,560,471)	(10,099,407)
Lease payments	(842,365)	(977,169)
Non-controlling shareholders	826	(139,489)

	R$ thousands	
	Six-month period ended June 30	
	2023	2022
Interest paid	(14,287,665)	(7,756,921)
Interest on Equity/Dividends Paid	(6,179,307)	(2,649,217)
Net cash provided by/(used in) financing activities	(21,208,767)	10,329,661
(Decrease)/Increase in cash and cash equivalents	46,618,983	30,043,819
Cash and cash equivalents		
At the beginning of the period	126,185,421	71,386,319
Effect of changes in exchange rates on cash and cash equivalents	111,450	678,835
At period end	172,915,854	102,108,973
(Decrease)/Increase in cash and cash equivalents	46,618,983	30,043,819

The Notes are an integral part of the Consolidated Financial Statements.

1) GENERAL INFORMATION

Banco Bradesco S.A. ("Bradesco", the "Bank", the "Company" or, together with its subsidiaries, the "Group") is a publicly traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank is subject to the Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers life, pension, health and non-life portfolio.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Company was originally listed on the São Paulo Stock Exchange ("B3") and then subsequently on the New York Stock Exchange ("NYSE").

The consolidated financial statements were approved by the Board of Directors on August 3, 2023.

2) SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The preparation of the consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the provision for expected losses; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on non-financial assets; the useful life of intangible assets; evaluation of the realization of deferred tax assets; assumptions for the calculation of technical provisions for insurance and pension plans; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The consolidated financial statements were prepared in line with the policies and criteria adopted for the annual consolidated financial statements for the year ended December 31, 2022 and must be analyzed together with such statements, except for the insurance accounting policy, amended in reason for the adoption of IFRS 17, as described in item "Standards, amendments and interpretations of applicable standards for the period ended June 30, 2023" of note 3) described below.

Some numbers included in these consoliated financial statements have been subject to rounding adjustments. Therefore, the values indicated as totals in some tables may not be the arithmetic sum of the numbers that precede them.

Throughout this report, we indicate that certain information is available on different websites operated by the Organization. None of the information contained in the websites referred to or referred to in this report forms part of or is incorporated by reference into this document.

a) Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On June 30, 2023	On December 31, 2022	On June 30, 2023	On December 31, 2022
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A.	São Paulo - Brazil	Digital Bank	100.00%	100.00%	100.00%	100.00%
BV Distribuidora de Títulos e Valores Mobiliários S.A. (1)	São Paulo - Brazil	Asset management	51.00%	-	51.00%	-
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Europa S.A. (2)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2) (3)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (2)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (2)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (2)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (2)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (4)	Jalisco - Mexico	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bank (5) (6)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On June 30, 2023	On December 31, 2022	On June 30, 2023	On December 31, 2022
Odontoprev S.A. (7) (8)	São Paulo - Brazil	Dental care	52.89%	51.40%	52.89%	51.40%
Insurance - Overseas						
Bradesco Argentina de Seguros S.A. (2) (7)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	Holding	100.00%	100.00%	100.00%	100.00%
Other Activities - Overseas						
Bradesco North America LLC (2)	New York - United States	Services	100.00%	100.00%	100.00%	100.00%
Investment Funds (9)						
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Priv Performance FICFI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private PB FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	99.52%	100.00%	99.52%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF A PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) Company acquired (indirect participation) in February, 2023;

(2) The functional currency of these companies abroad is the Brazilian Real;

(3) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of receivables received overseas;

(4) The functional currency of this company is the Mexican Peso;

(5) The functional currency of this company is the US Dollar;

(6) New name of Bradesco Bac Florida Bank;

(7) Accounting information used with date lag of up to 60 days;

(8) Increase in the percentage of interest occurred due to Cancellation of Treasury Shares in April 2022; and

(9) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

a) Standards, amendments and interpretations of standards applicable from January 1, 2023

Contracts under the scope of IFRS 17

Contracts issued by the Organization matching the definition of insurance contracts under the terms of IFRS 17 are: issued insurance and reinsurance contracts, reinsurance contracts held by an insurer and investment contracts with discretionary participation features that are issued by an insurer and must be measured in accordance with IFRS 17. An insurance contract is one in which one party accepts significant insurance risk from another party. Insurance risk, as defined by the standard, is the risk, other than financial risk, transferred from the holder of a contract to the issuer. An investment contract with a discretionary participation feature is a contract under which the holder receives an additional payment, the value or term of which is contractually at the discretion of the issuer.

The standard also defines that, after classifying contracts under their scope, an entity shall assess whether those contracts have any embedded derivative, distinct investment components, or a distinct asset or non-insurance service. An investment component is distinct if it is not highly interrelated with the insurance contract and if the policyholder can purchase a contract with equivalent terms and conditions in the same jurisdiction. An uninsured asset or service is distinct if the policyholder can benefit from the asset or service alone or in conjunction with other resources readily available to the policyholder.

The following we present a summary of the Organization products that are within the scope of IFRS17:

- The Life portfolio was divided into three groups: Short-Term Life Risk, Long-Term Life Risk and Capitalization policies.
    - The Short-Term Life Risk portfolio includes products that cover mortality, disability and morbidity risks with a maximum duration of three years.
    - The Long-Term Life Risk portfolio includes products with coverage of mortality, disability and morbidity risks. The duration of this portfolio is associated with the life expectancy of the insured or has a duration of over three years.
    - The Life Capitalization portfolio includes products with coverage of mortality, disability and morbidity risks, as well as redemption options. The duration of this portfolio is associated with the life expectancy of the insured.
- The Pension portfolio has been split into three groups: Pension Plan with Defined Benefit, Traditional Pension Plan and PGBL (Free Benefit Generator Plan)/VBGL (Free Benefit Generator Life).
    - The Defined Benefit Pension Plan portfolio covers products that guarantee a defined future payment when the insured reaches the retirement date. The duration of this portfolio is associated with the life expectancy of the insured.
    - The Traditional Pension portfolio includes products that guarantee a minimum interest rate and monetary restatement in both the deferral period and with the payment of income. The duration of this portfolio is associated with the life expectancy of the insured.
    - The PGBL/VGBL portfolio includes products that guarantee an interest rate and monetary restatement only during the income payment period. The duration of this portfolio is associated with the life expectancy of the insured.
- The Health insurance portfolio has been divided into two groups: Health and Dental.
    - The Health portfolio considers products with complete health coverage. These products can be contracted individually (Individual Health) or collectively (Collective Health). The duration of individual products is associated with the life expectancy of the policyholders, and collective products have a maximum duration of two years.
    - The Dental Health portfolio only includes products with dental health coverage. These products can be contracted individually (Individual Health) or collectively (Collective Health). The duration of individual products is associated with the expected period of coverage (retention rate); the collective products have a maximum duration of three years.

- The Non-Life portfolio was split into two groups: Non-Life Long Term and Non-Life Short Term.
  - The Non-Life Long Term includes two products: (i) consortium insurance and (ii) housing insurance.
  - The Non-Life Short-Term portfolio includes all other Non-Life insurance products such as (but not limited to): automobile, residential, equipment, civil liability.

Level of aggregation

For measurement purposes, IFRS 17 requires insurance contracts to be aggregated on the basis of similar risks that are managed together, which must be segregated by periods (i.e. for a maximum interval of 12 months) and then divided into three categories: groups of contracts that are onerous on initial recognition, groups of contracts that, on initial recognition, have no significant possibility of becoming onerous in the future, and a group of contracts remaining in the portfolio, if there are any. These aggregations are known as Contract Groups.

Contract limits

Under IFRS 17, cash flows are within the limit of the insurance contract if they result from existing rights and obligations in the financial statement period under which the entity may require the insured to pay premiums or the entity may be required to provide insurance coverage to the insured. For contracts with discretionary interest, cash flows are within the contract boundary if they result from the entity's substantive obligation to deliver cash on a present or future date.

Initial Recognition

The Organization recognizes groups of insurance contracts issued upon the occurrence of the first of the following events:

- The beginning of the coverage period of the group of contracts;
- The maturity date of the policyholder's first payment in the group; or
- The date when a group of contracts becomes onerous.

New contracts are included in the group when they meet the criteria for recognition within the period of the financial statements, until such time as all contracts expected to be included in the group have been recognized.

Measurement approach

To measure the liability for the remaining coverage of its insurance contracts, the Organization applies the General Measurement Model (GMM/BBA), the Variable Fee Model (VFA) and the Premium Allocation Model (PAA), detailed below.

In the General Measurement Model (GMM/BBA), issued insurance contracts are measured at initial recognition for the total of: (i) estimated future cash flows, adjusted for the time value of money, improved non-financial risk adjustment; and (ii) the Insurance Contractual Margin (CSM). The Organization applies the General Measurement Model (GMM/BBA) to the following portfolios: Long-Term Life Risk, Capitalization Life, Defined Benefit Pension, Traditional Pension, Individual Health, Individual Dental Health and Non-Long-Term Life.

As a variation of the General Measurement Model (GMM/BBA), the Variable Fee Approach (VFA) follows the same principles as the General Measurement Model (GMM/BBA), but subsequent measurement differs in relation to CSM measurement. The VFA is applied to direct participation contracts that are insurance contracts substantially related to investments. Moreover, in these types of contracts, liability to the insured is tied to the underlying items. 'Underlying items' are defined as 'Items that determine some of the amounts payable to a policyholder'. The underlying items may include any items; for example, a reference portfolio of assets, the entity's net assets, or a specified subset of the entity's net assets. The methodology was applied by the Organization for the PGBL/VGBL portfolio.

In addition to the General Measurement Model (GMM/BBA) and the Variable Rate Model (VFA), IFRS 17 provides the Premium Allocation Model (PAA) as a way to simplify the measurement process. This simplified approach is applicable to contracts with a coverage period of one year or less and contracts for which the Organization reasonably expects the resulting measurement not to differ materially from that under the General Measurement Model (GMM/BBA). The Organization applies the Premium Allocation Model (PAA) is expected to be applied to the Short-Term Life Risk, Collective Health, Collective Dental and Non-Life Short-Term portfolios, because these portfolios have coverage periods equal to or less than one year or have been subjected to an adherence test carried out by the Organization to verify whether the value of the liabilities of these contracts measured by the Premium Allocation Model (PAA) is equal to or similar to the value of the liabilities of these contracts measured by the General Measurement Model (GMM/BBA).

The Organization does not issue reinsurance contracts. However, it has contracts assigned to reinsurers and will apply the Premium Allocation Approach - PAA to measure the held reinsurance contracts, since they have a duration of less than or equal to one year.

The Organization measures the liabilities for claims incurred using an estimate of the fulfillment cash flows that will be brought to present value.

Discount rate

The discount rate is the rate used to reflect the time value of money in future cash flows. It can be constructed using one of two methodologies: Top-Down or Bottom-Up. In the Top-Down method, the discount rate is derived from the Internal Rate of Return (IRR) of a portfolio of assets. In the Bottom-Up approach, the calculation of the discount rate is based on a risk-free rate. A liquidity risk is added to the risk-free rate to obtain the final discount rate. Liquidity risk reflects the compensation that an investor would require for the liquidity differences between an insurance contract considering redemption options, and a reference asset. The Organization decided to use the Bottom-Up rate for all its portfolios measured under IFRS 17.

According to the option described in the regulations, has been defined that the effect of changes in discount rates in relation to initial recognition and subsequent measurements are allocated directly to its other comprehensive income.

Risk Adjustment (RA)

Risk Adjustment (RA) is the adjustment made by the Organization in estimating the present value of future cash flows to reflect the compensation it would require to bear the risk of uncertainty in the value and timing of cash flows arising from non-financial risks. The Organization opted for the cost of capital methodology for the Life and Pension, Non-Life and Dental Health portfolios, and for the Health portfolio, the confidence level methodology is used.

The cost of capital methodology is built on the basis of multiplying the risk capital that the insurance obligation will require within its limits by a cost of capital. The risk capital that the insurance obligation will require within its limits is obtained by an approximation methodology that multiplies the current risk capital by the duration of the insurance cash flows. The cost of capital is the minimum return that shareholders will require from a portfolio and is obtained through the Capital Asset Pricing Model (CAPM) methodology.

The confidence level methodology is based on recalculating contract cash flows in a defined stress scenario. In this case, the risk adjustment will be the difference between the insurance cash flows in the defined stress scenario and the insurance cash flow in the base scenario.

The equivalent percentile to the non-financial risk adjustment is 58% for the Life, Non-Life and Pension portfolios.

To calculate the confidence level for the Health portfolio, the Organization uses an internal risk model where it calculates the confidence level for the insurance contracts in its portfolio, 60% for the Remaining Coverage Provision and 70% for the Provision of Incurred Claims.

Allocation of the Contractual Insurance Margin (CSM)

The Insurance Contractual Margin (CSM) for each group of insurance contracts is recognized in income for each period to reflect the insurance coverage provided. The value of the Contractual Insurance Margin (CSM) recognized in each period is determined by identifying the coverage units, allocating the Contractual Insurance Margin (CSM) at the end of the period (before recognizing any entry in profit or loss to reflect the coverage provided in that period), equally to each coverage unit provided in the current period and which is expected to be provided in the future, and recognizing in profit or loss the amount allocated to the coverage units provided in the period.

For contract groups measured by the General Measurement Model (GMM/BBA) and the Variable Fee Approach (VFA), the allocation of Contractual Insurance Margin (CSM) is calculated over the life of the contract group in a manner that systematically reflects the transfer of insurance and /or investment benefits under the contract.

The Organization has applied judgment and considered all relevant facts and circumstances to determine a systematic and rational method for estimating the insurance contract coverage provided for each group of contracts and, as such, the units of coverage. The bases for determining the amount of coverage provided for each product for appropriation by the CSM were determined based on the projection of technical reserves, the retention rate, or the estimate of premium receipts depending on the portfolio.

As for the Traditional Pension contracts and contracts in the de-accumulation phase, the recognition of CSM was based on the forecast of the value of the technical reserves of the insurance contracts portfolios. And for the PGBL and VGBL Pension contracts, it was based on the portfolio management fee.

In the case of Health items, in which the contracts subject to the General Measurement Model (GMM/BBA) are those of the individual portfolio, the recognition of the portion of Contractual Insurance Margin (CSM) in the result was based on the expectation of receiving premiums and the retention rate.

Method for measuring and evaluating fulfillment cash flows

When estimating fulfillment cash flows included within the scope of the contract, the Organization considers the range of all possible results impartially, specifying the amount of cash flows, timing and probability of each scenario reflecting conditions existing on the date of measurement, using a probability-weighted average expectation, that represents the average of all possible scenarios. In determining possible scenarios, the Organization uses all reasonable and supportable information available to it without undue cost or effort, which includes information about past events, current conditions, and future forecasts.

When estimating future cash flows the following elements are included within the contract limits:

- Premiums and any additional cash flows resulting from those premiums;
- Reported claims that have not yet been paid, claims incurred but have not yet been reported, expected future policy claims and potential cash inflows from future claims recoveries covered by existing insurance contracts;
- An allocation of the insurance acquisition cash flows attributable to the portfolio to which the issued contract belongs.
- An allocation of fixed and variable overheads directly attributable to the performance of insurance contracts, including indirect costs such as accounting, human resources, IT and support, building depreciation, rent, maintenance, and utilities.
- Other costs specifically attributable to the policyholder under the contract.

Cash flow estimates include directly observable market variables and off-market variables such as mortality rates, accident rates, average claims costs, probabilities of serious claims.

The Organization recognizes and measures the liability for unpaid monies incurred from all groups on an aggregate basis and does not allocate such fulfillment cash flows to specific groups.

For the calculation of the mortality rate to be used for the measurement of insurance contracts, the Organization calculates the mortality rate of these contracts using different mortality tables. The use of different mortality tables is done to reflect the probability of life and death of a certain group of policyholders.

When calculating the mortality table for groups of policyholders, the entity uses the parameters as a reference to project the amount of benefits to be paid to policyholders. The estimated amounts to be paid are incorporated into the measurement of the entity's insurance contracts.

The Organization also uses the persistence index as a premise to measure fulfillment cash flows. The persistence index aims to evaluate the average time that the insured is bound to the plan until said cancellation.

The Organization adopts an accounting policy choice that calculates changes in fulfillment cash flows at the end of each period of the financial statements. This occurs for changes in non-financial assumptions, financial and discount rates. The Organization first calculates changes in discount rates and financial assumptions on fulfillment cash flows (as expected at the beginning of the period) and then calculates changes in those cash flows from the change in non-financial assumptions.

Acquisition cash flow

The Organization includes insurance acquisition cash flows in measuring a group of insurance contracts if they are directly attributable to individual contracts in a group, the group itself or the portfolio of insurance contracts to which the group belongs.

As such, an expense related to the acquisition cash flow is recognized in the income statement against an increase in the remaining coverage liability (PCR) related to the insurance contracts.

Separation of components

The Organization evaluates its products to determine whether some of these components are distinct and need to be separated and accounted for by applying other Accounting Standards. When these non-insurance-related components are not distinct, they are accounted for in conjunction with the insurance component applying to IFRS 17. The Organization evaluated the contracts within the scope of IFRS 17 and concluded that there are no components to be separated.

Components of investments and underlying assets

The standard defines an investment component as the amount that the insurance contract requires the entity to repay to the policyholder in all circumstances, regardless of the occurrence of an insured event.

The standard also defines an underlying asset as the item that determines some of the amounts payable to the policyholder. Underlying items may comprise any number of items; for example, a reference portfolio of assets, the entity's net assets, or a specific subset of the entity's net assets. The Organization has contracts with obligations linked to the underlying assets in the Pension Plan portfolio.

Insurance Revenue

The Organization issues insurance contracts and in recognizing revenue from these contracts, reduces its liability for remaining coverage (PCR) and recognizes insurance revenue, which is measured at the amount the Organization expects to receive in exchange for these insurance contracts.

For groups of insurance contracts measured by the General Measurement Model (GMM/BBA) and Variable Rate Model (VFA), insurance revenue is composed of the sum of changes in Liabilities of Remaining Coverage (PCR) due to:

- Costs of insurance coverage incurred in the period;

- Changes in risk adjustment for non-financial risk;
- The Insurance Contractual Margin (CSM) amount to be released for the coverage provided in the period;
- Other amounts, such as experience adjustments for premium receipts related to the current or past period, if any.

Insurance income also includes the portion of premiums related to the recovery of insurance acquisition cash flows included in insurance coverage expenses in each period. Both values are measured systematically based on the passage of time.

By applying the Premium Allocation Model (PAA), the Organization recognizes insurance income for the period based on the passage of time, allocating expected premium receipts, including experience adjustments to premiums for each coverage period.

Insurance Contract Expenses

Expenditure on insurance coverage arising from a group of insurance contracts issued consist of:

- Changes in Liabilities from Incurred Claims (PSI) related to claims and expenses incurred in the period, excluding the reimbursement of investment components;
- Changes in Liabilities from Incurred Claims (PSI) related to claims and expenses incurred in previous periods (related to past coverage);
- Other directly attributable insurance coverage expenses incurred in the period;
- Amortization of insurance acquisition cash flows;
- Loss component of onerous groups of contracts initially recognized in the period;
- Changes in the Liabilities of Remaining Coverage (PCR) related to a future coverage that do not alter the Insurance Contractual Margin (CSM), given that they are changes in the loss component in the onerous contract groups.

Financial Revenues and Expenses

The Company adopts the segregation of financial revenues and expenses in compliance with paragraph 118 of IFRS 17 and is recognized in the Income Statement for the Fiscal Year, the result of interest related to insurance contracts and, in other comprehensive income, the amount referring to the variation in rates and financial assumptions.

The reason for the segregated presentation of the entity's financial revenue and expenses is to avoid greater volatility in the results for the period, as well as to mitigate variations in the technical provisions of IFRS 17 with changes in financial assets recorded at fair value through other comprehensive income in compliance with IFRS 9.

Transition

Impacts arising from the adoption of IFRS 17 will be recognized retrospectively based on the full retrospective approach, unless this is impracticable, in which case the modified retrospective approach or the fair value approach may be used. However, if an entity does not have reasonable and sustainable information to measure contracts under the modified retrospective approach, it should use the fair value approach.

The Organization has determined that the full retrospective approach has been adopted for insurance contracts that will be measured in accordance with the Premium Allocation Model (PAA).

For contracts measured by General Measurement Model (GMM/BBA), the Organization has determined that it will use the fair value transition approach for the periods of contracts in the portfolios: Life Capitalization, Pension Plan with Defined Benefits, Traditional Pension Plan and Long Term Non-Life -

Housing issued through 2017; for Individual Health and Long Term Non-Life – Consortium portfolios issued up to 2018; for Long Term Life Risk portfolios up to 2019 and for Individual Dental Health portfolios up to 2020, and the complete retrospective transition approach for those portfolios issued after these dates. For contracts measured using the Variable Rate Model (VFA), the fair value transition approach is used for the bundles issued through 2019, and the full retrospective transition approach is used for the periods of contracts issued after this date. The decision to use the fair value approach was based on the unavailability of information in the granularity required to use the full retrospective transition approach in these portfolios.

Under the fair value approach, the Insurance Contractual Margin (CSM) at the transition date represents the difference between the fair value determined by the Organization and the compliance cash flows, which are a risk-adjusted, explicit, unbiased and probability-weighted estimate of the present value of future cash flows that will arise as the entity fulfills the contracts.

Asset reassignment

Under the IFRS, an enterprise may revalue the current assignment of its assets measured in accordance with IFRS 9 at the date of initial application of IFRS 17, if those assets are related to insurance contracts within the scope of IFRS 17. This reassignment is based on a change in the asset's business model obtained through the Solely Payments of Principal and Interest (SPPI) to protect the company from the financial effects of this new regulation.

The Organization assessed the effects of IFRS 17, mainly those related to changes in the discount rate applied, and reassessed its business model of related assets. The revaluation is based on a reclassification of the business model among the assets used to protect the Life and Pension and Health portfolio. In this reclassification, the Organization decreased the value of assets measured at amortized cost and increased the value of assets measured at fair value through other comprehensive income (FVOCI). The main reason for this reclassification is the change in the methodology for evaluating insurance liabilities that now have their discounts aligned with the market rate.

Amendments to IAS 1

Presentation of Financial Statements. The amendments are intended to improve disclosures of accounting policies, so that entities provide more useful information to users of Financial Statements. Entities should disclose their material accounting policies rather than their significant accounting policies. It also includes guidelines on how to apply the concept of materiality to accounting policy disclosures, and it is applicable from January 2023. It was concluded that there were no impacts with the application of this regulation.

Amendments to IAS 8

Accounting Policies, Change of Estimates Error Correction. Entities should distinguish between changes in accounting policies and changes in accounting estimates being applicable from January, 2023. It was concluded that there was no significant impacts expected from the adoption of this amendment.

Amendments to IAS 12

Taxes on Profit. In specific circumstances, entities are exempt from recognizing deferred taxes when they recognize assets or liabilities for the first time. This exemption applies to lease operations and foreclosure obligations, for example. With the changes, entities will no longer be entitled to the exemption and will be obliged to recognize the deferred tax on such transactions being applicable from January, 2023. Bradesco has identified that the amendments has a non-significant impact on some items in the statement of financial position, with no impact on profit or loss.

b) Impacts of the adoption of IFRS 17

According to IAS 8, the entity must change its accounting policy resulting from the adoption of a new accounting pronouncement. IFRS 17 brings as a transitional rule the retrospective application of its effects, therefore, we present below the reconciliation of the Balance Sheet and Income Statement between IFRS 4 and IFRS 17.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION ON DECEMBER 31, 2022			R$ thousand
	Presentation of previous balances	Adoption IFRS 17	Presentation of current balances
Assets			
Cash and balances with banks	122,521,755	-	122,521,755
Financial assets at fair value through profit or loss	301,899,028	-	301,899,028
Financial assets at fair value through other comprehensive income	215,588,278	-	215,588,278
Financial assets at amortized cost			
- Loans and advances, net of provision for losses	730,892,962	(5,986,026)	724,906,936
- Securities, net of provision for expected losses	211,611,074	-	211,611,074
- Other financial assets	65,705,559	-	65,705,559
Other assets	151,397,019	(1,340,857)	150,056,162
Total assets	1,799,615,675	(7,326,883)	1,792,288,792
Liabilities			
Liabilities at amortized cost	1,239,685,337	-	1,239,685,337
Financial liabilities at fair value through profit or loss	13,341,324	-	13,341,324
Insurance technical provisions and pension plans	316,155,117	(11,399,152)	304,755,965
Other liabilities	71,692,633	2,802,696	74,495,329
Total liabilities	1,640,874,411	(8,596,456)	1,632,277,955
Total equity	158,741,264	1,269,573	160,010,837
Total equity and liabilities	1,799,615,675	(7,326,883)	1,792,288,792

ACCUMULATED INCOME STATEMENT ON JUNE 30, 2022			R$ thousand
	Presentation of previous balances	Adoption IFRS 17	Presentation of current balances
Net interest income	34,239,816	2,141,725	36,381,541
Fee and commission income	13,412,401	(5,217)	13,407,184
Net gains/(losses) on financial assets and liabilities	2,468,695	-	2,468,695
Gross profit from insurance and pension plans	3,385,525	(2,311,181)	1,074,344
Expected loss of loans and advances and other financial assets	(8,205,848)	(6,330)	(8,212,178)
Personnel expenses	(10,427,617)	786,279	(9,641,338)
Other administrative expenses	(8,160,542)	655,527	(7,505,015)
Depreciation and amortization	(2,789,955)	180,185	(2,609,770)
Other operating income/(expenses)	(4,696,206)	126,097	(4,570,109)
Share of profit of associates and joint ventures	620,580	-	620,580
Income tax and social contribution	(5,368,768)	(629,668)	(5,998,436)
Net income	14,478,081	937,417	15,415,498

c) **Standards, amendments and interpretations of standards applicable in future periods**

Amendments to IAS 1

Additionally, the amendments to IAS 1 issued in October 2022, aim to improve the information disclosed about non-current debts with covenants, so that users of the financial statements understand the risk of such debts being settled in advance. They also contemplate changes that aim to address some concerns raised by users of the financial statements, due to the application of the changes for the Classification of Liabilities as Current and Non-Current, issued in 2020. Early adoption is allowed. The changes are effective as of January 1, 2024. Bradesco is in the process of assessing the potential impacts.

Amendments to IFRS 16

Leases. The changes, issued in September 2022, provide for the addition of requirements on how an entity accounts for a sale of an asset when it leases that same asset back (leaseback), after the initial date of the transaction. In summary, the seller-lessee shall not recognize any gain or loss relating to the right of use retained by it. The amendments are effective for annual periods beginning on or after January 1, 2024. The Company is in the process of assessing the potential impacts.

Amendments to IAS 12

Taxes on Profit. This applies to income tax resulting from tax law enacted or substantially enacted to implement Pillar Two model rules, published by the Organization for Economic Cooperation and Development (OECD), including tax law implementing domestic supplementary taxes described in these rules. As an exception to the requirements of this Standard, an entity shall not recognize, or disclose, information on deferred tax assets and liabilities related to Pillar Two's income tax. Part of the changes come into effect immediately and the others will begin in the Annual Financial Statements of December 31, 2023. The Organization is in the process of assessing the impacts.

Amendments to IAS 7 and IFRS 7

Statements of Financial Instruments and Cash Flows: Disclosure. The changes refer to the disclosure of information on financial agreements with suppliers that will allow users of the Financial Statements to evaluate their effects on the entity's liabilities and cash flows, in addition to their exposure to the liquidity risk. The amendments take effect for annual periods beginning on or after January 1, 2024. The Organization is in the process of assessing the impacts.

4) ESTIMATES AND JUDGMENTS

The Company makes estimates and judgments that may affect the reported carrying amounts of assets and liabilities in the next year, with the assumptions determined in accordance with the applicable standard.

Such estimates and judgments are evaluated on an ongoing basis, based on our historical experience and among other factors, including expectations of future events, considered reasonable under current circumstances.

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements are included in the following notes:

- Note 13 Consolidation: whether the Group has de facto control over the investee; and equity-accounted investees: whether the Group has significant influence over the investee.

Estimates

Estimates that carry a significant risk as they may have a material impact on the values of assets and liabilities in the next year, with the possibility of actual results being different from those previously established. Significant estimates are disclosed below and further information is presented in the referenced notes:

Accounting estimates	Note
• Fair value of financial instruments (Level II and III)	40.5 / 29 and 30 / 6 and 8
• Expected credit loss	40.1 / 10 and 11
• Impairment of intangible assets and goodwill	15
• Realization of deferred income tax	37
• Technical provisions for insurance	21
• Other provisions	22

For more details on these accounting judgments and estimates, see note 2 and 4 of the Consolidated Financial Statements as of December 31, 2022.

5) CASH, CASH EQUIVALENTS AND BALANCES WITH BANKS

a) Cash, cash equivalents and balances with banks

	R$ thousands	
	On June 30, 2023	On December 31, 2022
Cash and due from banks in domestic currency	14,478,037	14,428,309
Cash and due from banks in foreign currency	5,863,509	6,120,063
Interbank investments (1) (a)	135,874,309	97,635,695
Discretionary deposits at the Central Bank	16,699,999	8,001,354
Cash and cash equivalents	172,915,854	126,185,421
Compulsory deposits with the Central Bank (2)	101,175,592	93,972,029
Cash, cash equivalents and balances with banks (b)	274,091,446	220,157,450
Cash and balances with banks (b) - (a)	138,217,137	122,521,755

(1) Refers to operations whose maturity on the effective investment date is equal to or less than 90 days and present an insignificant risk of change. In the statement of financial position these are presented as 'loans and advances to financial institutions' – refer to note 10; and

(2) Compulsory deposits with the Central Bank of Brazil refers to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets at fair value through profit or loss

	R$ thousands	
	On June 30, 2023	On December 31, 2022
Financial assets		
Brazilian government bonds	253,705,887	210,538,448
Bank debt securities	37,780,811	34,091,904
Corporate debt and marketable equity securities	36,046,624	28,214,231
Mutual funds	12,159,121	12,025,851
Brazilian government bonds issued abroad	34,831	113,828
Foreign governments securities	66,805	656,270
Derivative financial instruments	23,934,738	16,258,496
Total	363,728,817	301,899,028

b) Maturity

	R$ thousands	
	On June 30, 2023	On December 31, 2022
Maturity of up to one year	82,031,371	55,128,782
Maturity of one to five years	187,061,357	153,846,848
Maturity of five to 10 years	58,708,497	64,795,283
Maturity of over 10 years	9,753,937	8,716,528
No stated maturity	26,173,655	19,411,587
Total	363,728,817	301,899,028

The financial instruments pledged as collateral classified as "Financial assets at fair value through profit or loss", totaled R$5,548,024 thousand on June 30, 2023 (R$6,589,358 thousand on December 31, 2022), being composed primarily of Brazilian government bonds.

c) Liabilities at fair value through profit or loss

	R$ thousands	
	On June 30, 2023	On December 31, 2022
Derivative financial instruments	24,155,214	13,341,324
Total	24,155,214	13,341,324

7) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers' requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market-derived information is used in the determination of the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (the Brazilian securities, commodities and futures exchange), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps and futures and are registered with B3.

Foreign derivative financial instruments refer to swaps, forwards, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

										R$ thousands
	On June 30, 2023					On December 31, 2022				
	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value
Futures contracts										
Purchase commitments:	109,893,405	-	-	-	-	114,376,165		-	-	-
- Interbank market	78,886,474	-	-	-	-	89,694,759	-	-	-	-
- Foreign currency	15,277,274	-	-	-	-	13,512,369	-	-	-	-
- Other	15,729,657	9,328,933	-	-	-	11,169,037	3,622,411	-	-	-
Sale commitments:	233,518,724		-	-	-	207,516,974		-	-	-
- Interbank market (1)	189,698,898	110,812,424	-	-	-	157,246,540	67,551,781	-	-	-
- Foreign currency (2)	37,419,102	22,141,828	-	-	-	42,723,808	29,211,439	-	-	-
- Other	6,400,724	-	-	-	-	7,546,626	-	-	-	-
Option contracts										
Purchase commitments:	1,219,470,645		2,979,301	157,703	3,137,004	279,394,344		1,793,886	176,424	1,970,310
- Interbank market	964,955,507	31,194,684	2,122,084	-	2,122,084	257,221,828	8,445,913	1,132,138	(119)	1,132,019
- Foreign currency	4,131,091	1,068,843	66,348	21,556	87,904	6,590,716	-	75,499	(16,251)	59,248
- Other	250,384,047	-	790,869	136,147	927,016	15,581,800	356,823	586,249	192,794	779,043
Sale commitments:	1,187,546,933		(1,975,692)	220,249	(1,755,443)	270,847,005		(1,100,416)	259,216	(841,200)
- Interbank market	933,760,823	-	(651,570)	-	(651,570)	248,775,915	-	(122,879)	-	(122,879)
- Foreign currency	3,062,248	-	(64,641)	34,335	(30,306)	6,846,113	255,397	(85,634)	48,655	(36,979)
- Other	250,723,862	339,815	(1,259,481)	185,914	(1,073,567)	15,224,977	-	(891,903)	210,561	(681,342)
Forward contracts										
Purchase commitments:	34,785,144		(1,025,024)	(3,489)	(1,028,513)	30,418,892		(775,900)	(2,423)	(778,323)
- Foreign currency	29,827,392	-	(1,655,263)	(11)	(1,655,274)	30,224,123	5,541,862	(773,873)	-	(773,873)
- Other	4,957,752	-	630,239	(3,478)	626,761	194,769	-	(2,027)	(2,423)	(4,450)
Sale commitments:	38,248,771		1,018,063	(14,509)	1,003,554	28,105,417		942,362	(21,228)	921,134
- Foreign currency (2)	32,150,711	2,323,319	1,147,999	-	1,147,999	24,682,261	-	340,407	-	340,407
- Other	6,098,060	1,140,308	(129,936)	(14,509)	(144,445)	3,423,156	3,228,387	601,955	(21,228)	580,727
Swap contracts										
Assets (long position):	683,723,503		7,599,633	1,313,676	8,913,309	568,304,026		8,554,392	2,122,139	10,676,531
- Interbank market	35,123,522	-	2,015,813	1,557,173	3,572,986	39,592,088	434,157	989,603	2,501,866	3,491,469
- Fixed rate	159,636,125	-	1,494,061	(119,234)	1,374,827	157,051,442	71,837,047	751,565	(198,742)	552,823
- Foreign currency	121,093,244	82,707,989	2,991,912	(286,359)	2,705,553	82,003,795	-	4,659,421	(122,999)	4,536,422

										R$ thousands
	On June 30, 2023					On December 31, 2022				
	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value
- IGPM (General Index of market pricing)	144,677	-	124,182	(8,555)	115,627	223,031	-	240,773	(6,196)	234,577
- Other	367,725,935	319,736,729	973,665	170,651	1,144,316	289,433,670	124,511,759	1,913,030	(51,790)	1,861,240
Liabilities (short position):	898,698,072		(8,794,883)	(1,695,504)	(10,490,387)	446,365,683		(8,010,692)	(1,020,588)	(9,031,280)
- Interbank market	40,186,677	5,063,155	(2,397,580)	(570,530)	(2,968,110)	39,157,931	-	(1,244,424)	(1,045,548)	(2,289,972)
- Fixed rate	771,836,237	612,200,112	(2,476,137)	(606,049)	(3,082,186)	85,214,395	-	(688,110)	(105,390)	(793,500)
- Foreign currency	38,289,037	-	(2,710,347)	(457,599)	(3,167,946)	156,724,798	74,721,003	(4,335,358)	18,852	(4,316,506)
- IGPM (General Index of market pricing)	300,697	156,020	(327,191)	17,413	(309,778)	346,648	123,617	(444,055)	8,095	(435,960)
- Other	48,085,424	-	(883,628)	(78,739)	(962,367)	164,921,911	-	(1,298,745)	103,403	(1,195,342)
Total	4,405,885,197		(198,602)	(21,874)	(220,476)	1,945,328,506		1,403,632	1,513,540	2,917,172

Derivatives include operations maturing in D+1 (day after reporting date).

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$136,855,017 thousand (December 31, 2022 – R$107,396,399 thousand); and (ii) accounting cash flow hedges to protect DI-indexed (Interbank Deposit Rate) investments totaling R$54,269,648 thousand (December 31, 2022 – R$50,673,213 thousand);

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad total R$30,286,132 thousand (December 31, 2022 – R$31,912,812 thousand); and

(3) Reflects the net notional value of derivatives of the same type with the same underlying risk.

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

Credit Default Swap – CDS

In general, these represent a bilateral contract in which one of the counterparties buys protection against a credit risk of a particular financial instrument (its risk is transferred). The counterparty that sells the protection receives a remuneration that is usually paid linearly over the life of the operation.

In the event of a default, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the counterparty that sells the protection normally will receive the underlying asset in exchange for said payment.

		R$ thousands
	On June 30, 2023	On December 31, 2022
Risk received in credit swaps - Notional	2,128,713	2,585,136
- Debt securities issued by companies	650,038	755,184
- Brazilian government bonds	882,540	1,184,523
- Foreign government bonds	596,135	645,429
Risk transferred in credit swaps - Notional	(1,291,546)	(1,476,609)
- Brazilian government bonds derivatives	(703,604)	(840,050)
- Foreign government bonds derivatives	(587,942)	(636,559)
Total net credit risk value	837,167	1,108,527

The contracts related to credit derivative transactions described above are due in 2028. There were no credit events, as defined in the agreements, during the period.

The Company has the following hedge accounting transactions:

Cash Flow Hedge

The financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the operating results of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the statement of income.

				R$ thousands
Strategy	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in OCI (gross of tax effects)	Accumulated fair value adjustments in OCI (net of tax effects)
Hedge of interest receipts from investments in securities (1)	54,269,648	54,835,106	(207,594)	(114,177)
Hedge of interest payments on funding (1)	136,855,017	136,504,005	(703,316)	(386,824)
Total on June 30, 2023	191,124,665	191,339,111	(910,910)	(501,001)
Hedge of interest receipts from investments in securities (1)	50,673,213	51,166,688	(1,369,973)	(753,485)
Hedge of interest payments on funding (1)	107,396,399	106,600,111	551,838	303,511
Total on December 31, 2022	158,069,612	157,766,799	(818,135)	(449,974)

(1) Refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with the maturity dates until 2027, making the cash flow fixed.

In December 2021, Bradesco terminated some hedge accounting instruments to protect cash flows. The fair value changes of these hedging instruments, previously recorded in accumulated OCI, will be appropriated to profit or loss, according to the result of the hedged item. For the six-month period ended June 30, 2023, the amount of R$465,650 thousand was reclassified to the statement of income, net of tax effects. The accumulated balance in OCI on June 30, 2023 is R$263,324 thousand, this amount will be appropriated to profit or loss until the year 2027.

The gains/(losses) related to the cash flow accounting hedge, recorded in profit or loss, for the six-month period ended June 30, 2023 was R$181 thousand (R$182 thousand on June 30, 2022).

Fair value hedge

The financial instruments classified in this category, aim to offset the risks arising from the exposure to the fair value changes in the hedged item, with gain or loss being recognized in profit or loss. The hedged object is adjusted at market value and the effective portion of the valuations or devaluations recognized in profit or loss. When the hedging instrument expires or is sold or in case of discontinuation of the hedge, any adjustment to the hedged item is recognized directly in profit or loss.

				R$ thousands
	Fair value of hedge instruments	Fair value of hedged items	Fair value adjustment recorded in income (gross of tax effects)	Fair value adjustment recorded in income (net of tax effects)
Debenture hedge	209,242	209,242	9,242	5,083
Total on December 31, 2022 (1)	209,242	209,242	9,242	5,083

(1) Relates to the risk of incentivized debentures, using swaps contracts. From June, 2023 the operation was discontinued. The effectiveness verified in the hedge portfolio was in accordance with the provisions of Bacen Circular 3,082/02.

There were no gains/(losses) related to the fair value accounting hedge, recorded in OCI, in the six-month period ended June 30, 2023 (2022 – R$7 thousand).

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of accumulated OCI, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the statement of income.

				R$ thousands
Strategy	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in OCI (gross of tax effects)	Accumulated fair value adjustments in OCI (net of tax effects)
Hedge of exchange variation on future cash flows (1)	4,295,314	4,110,148	(662,981)	(347,684)
Total on June 30, 2023	4,295,314	4,110,148	(662,981)	(347,684)
Hedge of exchange variation on future cash flows (1)	2,973,652	2,970,793	(696,930)	(365,488)
Total on December 31, 2022	2,973,652	2,970,793	(696,930)	(365,488)

(1) For subsidiaries with functional currency is different from the *Real*, using Forward and Futures contracts of US dollar, with the objective of hedging the foreign investment referenced to MXN (Mexican Peso) and US$ (American Dollar).

The gains/(losses) related to the ineffectiveness of the hedge of foreign operations, recorded in profit or loss, for the six-month period ended June 30, 2023 was R$(31,347) thousand (R$(35,211) thousand in 2022).

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The nominal values do not reflect the actual risk assumed by the Company, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Company particularly to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments are recognized in "Net gains/(losses) on financial assets and liabilities at fair value through profit or loss", in the consolidated statement of income.

Offsetting of financial assets and liabilities

A financial asset and a financial liability are offset and their net value presented in the Statement of Financial Position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Bank intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously. The right of set-off is exercised upon the occurrence of certain events, such as the default of bank loans or other credit events.

The table below presents financial assets and liabilities subject to net settlement:

						R$ thousands
	On June 30, 2023			On December 31, 2022		
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial assets						
Interbank investments	162,489,993	-	162,489,993	109,054,313	-	109,054,313
Derivative financial instruments	23,934,738	-	23,934,738	16,258,496	-	16,258,496
Financial liabilities						
Securities sold under agreements to repurchase	252,238,957	-	252,238,957	222,694,031	-	222,694,031
Derivative financial instruments	24,155,214	-	24,155,214	13,341,324	-	13,341,324

In the year ended in 2023 and 2022, Bradesco did not offset any financial assets and financial liabilities in its Statement of Financial Position.

8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

a) Financial assets at fair value through other comprehensive income

				R$ thousands
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government bonds	169,796,772	3,185,059	(2,968,136)	170,013,695
Corporate debt securities	5,950,201	18,627	(128,277)	5,840,551
Bank debt securities	3,817,680	1,226	(44,573)	3,774,333
Brazilian government bonds issued abroad	6,200,885	287,716	(68,247)	6,420,354
Foreign governments securities	7,456,458	6,603	(5,268)	7,457,793
Mutual funds	2,073,499	30,602	(307)	2,103,794
Marketable equity securities and other stocks	8,088,525	437,931	(1,622,449)	6,904,007
Balance on June 30, 2023	**203,384,020**	**3,967,764**	**(4,837,257)**	**202,514,527**
Brazilian government bonds	183,012,391	199,728	(6,040,869)	177,171,250
Corporate debt securities	3,616,923	71,731	(149,210)	3,539,444
Bank debt securities	6,529,147	2,450	(123,121)	6,408,476
Brazilian government bonds issued abroad	9,084,997	340,448	(88,128)	9,337,317
Foreign governments securities	6,891,388	-	(16,253)	6,875,135
Mutual funds	1,575,379	27,616	(419)	1,602,576
Marketable equity securities and other stocks	12,217,673	364,260	(1,927,853)	10,654,080
On December 31, 2022	**222,927,898**	**1,006,233**	**(8,345,853)**	**215,588,278**

b) Maturity

				R$ thousands
	On June 30, 2023		On December 31, 2022	
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	16,023,281	15,972,500	36,221,146	36,099,069
From 1 to 5 years	104,925,934	105,194,872	130,753,272	129,091,959
From 5 to 10 years	40,622,873	40,666,533	24,895,874	23,585,316
Over 10 years	31,649,908	31,672,821	17,264,554	14,555,278
No stated maturity	10,162,024	9,007,801	13,793,052	12,256,656
Total	203,384,020	202,514,527	222,927,898	215,588,278

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$58,041,397 thousand on June 30, 2023 (R$104,308,422 thousand in 2022), being composed mostly of Brazilian government bonds.

c) Investments in equity instruments designated at fair value through other comprehensive income

			R$ thousands
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	8,088,525	(1,184,519)	6,904,006
Total on June 30, 2023	**8,088,525**	**(1,184,519)**	**6,904,006**
Marketable equity securities and other stocks	12,217,673	(1,563,593)	10,654,080
Total on December 31, 2022	**12,217,673**	**(1,563,593)**	**10,654,080**

The Company adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a given market.

d) Reconciliation of expected losses of financial assets at FVOCI:

				R$ thousands
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets at FVOCI on december 31, 2021	225,081	1,931	166,673	393,685
Transferred to Stage 1	-	(1,932)	-	(1,932)
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	1,932	-	-	1,932
New assets originated or purchased/Assets settled or paid	(101,321)	6,218	7,509	(87,594)
Expected loss of financial assets at FVOCI on June 30, 2022	125,692	6,217	174,182	306,091
Expected loss of financial assets at FVOCI on December 31, 2022	129,812	6,180	165,292	301,284
Transferred to Stage 1	-	-	-	-
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	-	-	-	-
New assets originated or purchased/Assets settled or paid	(73,774)	(3,000)	(70,474)	(147,248)
Expected loss of financial assets at FVOCI on June 30, 2023	56,038	3,180	94,818	154,036

9) BONDS AND SECURITIES AT AMORTIZED COST

a) Securities at amortized cost

				R$ thousands
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Securities:				
Brazilian government bonds	61,085,837	4,410,331	(3,532,296)	61,963,872
Corporate debt securities	124,699,596	965,362	(1,019,439)	124,645,519
Balance on June 30, 2023 (1)	185,785,433	5,375,693	(4,551,735)	186,609,391
Securities:				
Brazilian government bonds	96,481,696	3,146,166	(6,659,322)	92,968,540
Corporate debt securities	115,129,378	1,334,724	(672,729)	115,791,373
Balance on December 31, 2022	211,611,074	4,480,890	(7,332,051)	208,759,913

(1) In January 2023, with the adoption of IFRS 17, Management reclassified Bonds and Securities measured at amortized cost to measured at FVOCI, in the amount of R$36,639,102 thousand. This reclassification was due to alignment of the strategy of assets related to insurance contract liabilities; and (2) Unrealized gains and losses on assets at amortized cost have not been recognized in comprehensive income.

b) Maturity

				R$ thousands
	On June 30, 2023		On December 31, 2022	
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	33,767,663	33,824,553	23,662,304	23,411,019
From 1 to 5 years	111,411,054	110,935,364	109,339,662	107,947,094
From 5 to 10 years	17,738,527	17,768,619	41,876,000	42,421,977
Over 10 years	22,868,189	24,080,855	36,733,108	34,979,823
Total	185,785,433	186,609,391	211,611,074	208,759,913

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$37,620,934 thousand at June 30, 2023 (December 31, 2022 – R$38,535,855 thousand), being composed mostly of Brazilian government bonds.

c) Reconciliation of expected losses of financial assets at amortized cost:

	R$ thousands			
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost on December 31, 2021	493,923	774,834	4,258,906	5,527,663
Transferred to Stage 1	-	(454,326)	(458)	(454,784)
Transferred to Stage 2	(1,562)	-	(415)	(1,977)
Transferred to Stage 3	(416)	(109,630)	-	(110,046)
Transfer from Stage 1	-	1,562	416	1,978
Transfer from Stage 2	454,326	-	109,630	563,956
Transfer from Stage 3	458	415	-	873
Assets originated or purchased/Assets settled/Reversal	(420,116)	33,463	(1,775,163)	(2,161,816)
Expected loss of financial assets at amortized cost on June 30, 2022	526,613	246,318	2,592,916	3,365,847
Expected loss of financial assets at amortized cost on December 31, 2022	472,396	130,796	2,437,639	3,040,831
Transferred to Stage 1	-	(21,616)	(1,944)	(23,560)
Transferred to Stage 2	(467)	-	(450)	(917)
Transferred to Stage 3	(3,662)	(50,113)	-	(53,775)
Transfer from Stage 1	-	467	3,662	4,129
Transfer from Stage 2	21,616	-	50,113	71,729
Transfer from Stage 3	1,944	450	-	2,394
New assets originated or purchased/Assets settled or paid	(157,830)	(12,309)	812,509	642,370
Expected loss of financial assets at amortized cost on June 30, 2023	333,997	47,675	3,301,529	3,683,201

(1) The expected loss expense is recorded as "Expected Loss on Other Financial Assets" in the Consolidated Statement of Income.

10) LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS

	R$ thousands	
	On June 30, 2023	On December 31, 2022
Reverse repurchase agreements (1)	162,489,993	109,054,313
Loans to financial institutions	14,624,919	13,462,268
Expected credit loss	(5,808)	(28,252)
Total	177,109,104	122,488,329

(1) On June 30, 2023, it included financial investments given in guarantee in the amount of R$124,776,762 thousand (December 31, 2022 - R$64,876,703 thousand).

11) LOANS AND ADVANCES TO CUSTOMERS

a) Loans and advances to customers by type of product

	R$ thousands	
	On June 30, 2023	On December 31, 2022
Companies	271,013,900	299,255,027
- Financing and On-lending	110,733,862	111,607,610
- Financing and export	38,279,611	37,587,540
- Housing loans	22,210,109	20,625,289
- Onlending BNDES/Finame	16,651,317	16,379,953
- Vehicle loans	22,423,684	23,242,661
- Import	7,724,377	10,391,807
- Leases	3,444,764	3,380,360
- Borrowings	145,377,874	172,913,176
- Working capital	86,776,566	98,963,672
- Rural loans	4,085,859	7,619,561
- Other	54,515,449	66,329,943
- Limit operations (1)	14,902,164	14,734,241
- Credit card	8,302,484	7,576,681
- Overdraft for corporates/Individuals	6,599,680	7,157,560
Individuals	357,103,365	357,611,537
- Financing and On-lending	125,475,081	125,994,550
- Housing loans	86,439,107	84,617,176
- Vehicle loans	31,796,640	34,012,500
- Onlending BNDES/Finame	7,085,687	7,213,697
- Other	153,647	151,177
- Borrowings	153,558,556	156,052,453
- Payroll-deductible loans	90,313,862	89,761,029
- Personal credit	32,577,964	35,097,910
- Rural loans	10,213,502	12,367,701
- Other	20,453,228	18,825,813
- Limit operations (1)	78,069,728	75,564,534
- Credit card	72,164,829	69,954,999
- Overdraft for corporates/Individuals	5,904,899	5,609,535
Total portfolio	628,117,265	656,866,564
Expected credit loss	(56,037,049)	(54,447,957)
Total of net loans and advances to customers	572,080,216	602,418,607

(1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

b) Finance Lease Receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousands	
	On June 30, 2023	On December 31, 2022
Gross investments in finance lease receivables:		
Up to one year	1,379,281	1,315,976
From one to five years	2,148,069	2,139,214
Over five years	92,178	118,980
Impairment loss on finance lease receivables	(41,762)	(45,795)
Net investment	3,577,766	3,528,375
Net investments in finance lease:		
Up to one year	1,363,390	1,297,897
From one to five years	2,125,021	2,112,948
Over five years	89,355	117,530
Total	3,577,766	3,528,375

c) Reconciliation of the gross book value of loans and advances to customers

									R$ thousands
Stage 1	Balance on December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on June 30, 2023
Companies	260,930,040	(3,531,086)	(2,759,387)	739,447	29,038	88,272,142	(113,035,978)	-	230,644,216
- Financing	104,459,244	(944,137)	(341,472)	324,078	6,492	33,337,809	(33,175,705)	-	103,666,309
- Borrowings	144,212,730	(2,195,380)	(1,944,482)	362,975	16,728	52,772,192	(78,119,385)	-	115,105,378
- Revolving	12,258,066	(391,569)	(473,433)	52,394	5,818	2,162,141	(1,740,888)	-	11,872,529
Individuals	292,656,355	(13,571,056)	(5,218,224)	3,752,166	201,593	64,100,326	(59,592,618)	-	282,328,542
- Financing	109,442,423	(6,836,698)	(629,012)	2,185,219	42,039	17,516,333	(16,540,850)	-	105,179,454
- Borrowings	125,648,075	(3,384,964)	(1,922,517)	705,060	112,554	40,334,779	(39,619,769)	-	121,873,218
- Revolving	57,565,857	(3,349,394)	(2,666,695)	861,887	47,000	6,249,214	(3,431,999)	-	55,275,870
Total	553,586,395	(17,102,142)	(7,977,611)	4,491,613	230,631	152,372,468	(172,628,596)	-	512,972,758

									R$ thousands
Stage 2	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on June 30, 2023
Companies	10,397,088	(739,447)	(2,785,125)	3,531,086	322,670	2,874,583	(4,326,759)	-	9,274,096
- Financing	2,098,408	(324,078)	(342,865)	944,137	2,857	248,816	(609,315)	-	2,017,960
- Borrowings	7,289,645	(362,975)	(2,076,271)	2,195,380	313,080	2,461,826	(3,555,134)	-	6,265,551
- Revolving	1,009,035	(52,394)	(365,989)	391,569	6,733	163,941	(162,310)	-	990,585
Individuals	31,531,058	(3,752,166)	(6,877,184)	13,571,056	698,272	5,985,052	(7,493,797)	-	33,662,291
- Financing	13,494,747	(2,185,219)	(1,196,914)	6,836,698	44,727	2,116,293	(2,501,216)	-	16,609,116
- Borrowings	10,764,215	(705,060)	(2,609,991)	3,384,964	605,600	3,071,661	(4,752,461)	-	9,758,928
- Revolving	7,272,096	(861,887)	(3,070,279)	3,349,394	47,945	797,098	(240,120)	-	7,294,247
Total	41,928,146	(4,491,613)	(9,662,309)	17,102,142	1,020,942	8,859,635	(11,820,556)	-	42,936,387

R$ thousands

Stage 3	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Maturities/Early Settlements	(Write off)	Balance on June 30, 2023
Companies	27,927,899	(29,038)	(322,670)	2,759,387	2,785,125	7,573,570	(4,609,219)	(4,989,466)	31,095,588
- Financing	5,049,959	(6,492)	(2,857)	341,472	342,865	96,540	(268,005)	(503,890)	5,049,592
- Borrowings	21,410,798	(16,728)	(313,080)	1,944,482	2,076,271	7,184,588	(4,400,141)	(3,879,245)	24,006,945
- Revolving	1,467,142	(5,818)	(6,733)	473,433	365,989	292,442	58,927	(606,331)	2,039,051
Individuals	33,424,124	(201,593)	(698,272)	5,218,224	6,877,184	10,439,684	(2,860,193)	(11,086,626)	41,112,532
- Financing	3,057,379	(42,039)	(44,727)	629,012	1,196,914	244,027	(653,497)	(700,080)	3,686,989
- Borrowings	19,640,162	(112,554)	(605,600)	1,922,517	2,609,991	8,930,031	(3,539,589)	(6,918,530)	21,926,428
- Revolving	10,726,583	(47,000)	(47,945)	2,666,695	3,070,279	1,265,626	1,332,893	(3,468,016)	15,499,115
Total	61,352,023	(230,631)	(1,020,942)	7,977,611	9,662,309	18,013,254	(7,469,412)	(16,076,092)	72,208,120

R$ thousands

Consolidated - All stages	Balance on December 31, 2022	Originated	Maturities/Early Settlements	(Write off)	Balance on June 30, 2023
Companies	299,255,027	98,720,295	(121,971,956)	(4,989,466)	271,013,900
- Financing	111,607,611	33,683,165	(34,053,025)	(503,890)	110,733,861
- Borrowings	172,913,173	62,418,606	(86,074,660)	(3,879,245)	145,377,874
- Revolving	14,734,243	2,618,524	(1,844,271)	(606,331)	14,902,165
Individuals	357,611,537	80,525,062	(69,946,608)	(11,086,626)	357,103,365
- Financing	125,994,549	19,876,653	(19,695,563)	(700,080)	125,475,559
- Borrowings	156,052,452	52,336,471	(47,911,819)	(6,918,530)	153,558,574
- Revolving	75,564,536	8,311,938	(2,339,226)	(3,468,016)	78,069,232
Total	656,866,564	179,245,357	(191,918,564)	(16,076,092)	628,117,265

										R$ thousands
Stage 1	Balance on December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on June 30, 2022
Companies	250,253,285	(4,904,420)	(900,327)	1,337,436	212,875	(25,123,051)	145,076,463	(110,754,034)	-	255,198,227
- Financing	100,155,914	(979,054)	(153,742)	912,367	627	(6,538,594)	43,256,170	(35,939,982)	-	100,713,706
- Borrowings	140,407,465	(3,266,043)	(606,125)	351,652	204,541	(18,584,457)	99,260,389	(75,239,514)	-	142,527,908
- Revolving	9,689,906	(659,323)	(140,460)	73,417	7,707	-	2,559,904	425,462	-	11,956,613
Individuals	272,635,668	(11,225,901)	(3,002,870)	2,472,329	601,847	(23,850,860)	74,466,390	(25,190,681)	-	286,905,922
- Financing	107,558,782	(3,359,024)	(343,093)	1,239,912	49,232	(9,640,524)	22,680,423	(6,057,935)	-	112,127,773
- Borrowings	118,573,323	(4,569,819)	(1,290,234)	580,581	477,925	(14,210,336)	43,210,114	(21,652,855)	-	121,118,699
- Revolving	46,503,563	(3,297,058)	(1,369,543)	651,836	74,690	-	8,575,853	2,520,109	-	53,659,450
Total	522,888,953	(16,130,321)	(3,903,197)	3,809,765	814,722	(48,973,911)	219,542,853	(135,944,715)	-	542,104,149

										R$ thousands
Stage 2	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on June 30, 2022
Companies	14,119,637	(1,337,436)	(2,800,771)	4,904,420	818,599	54,108	3,477,245	(5,045,725)	-	14,190,077
- Financing	5,461,897	(912,367)	(396,761)	979,054	250,105	(439,054)	261,985	(617,476)	-	4,587,383
- Borrowings	7,082,040	(351,652)	(1,916,168)	3,266,043	503,563	493,162	2,901,548	(4,110,639)	-	7,867,897
- Revolving	1,575,700	(73,417)	(487,842)	659,323	64,931	-	313,712	(317,610)	-	1,734,797
Individuals	23,075,748	(2,472,329)	(7,658,893)	11,225,901	2,229,986	2,108,630	4,290,182	(6,629,360)	-	26,169,865
- Financing	10,479,754	(1,239,912)	(1,122,518)	3,359,024	51,748	472,427	875,368	(2,123,256)	-	10,752,635
- Borrowings	6,731,162	(580,581)	(3,349,852)	4,569,819	1,734,035	1,636,203	2,761,648	(4,980,252)	-	8,522,182
- Revolving	5,864,832	(651,836)	(3,186,523)	3,297,058	444,203	-	653,166	474,148	-	6,895,048
Total	37,195,385	(3,809,765)	(10,459,664)	16,130,321	3,048,585	2,162,738	7,767,427	(11,675,085)	-	40,359,942

R$ thousands

Stage 3	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on June 30, 2022
Companies	24,082,667	(212,875)	(818,599)	900,327	2,800,771	1,396,489	5,322,376	(8,236,042)	(3,896,166)	21,338,948
- Financing	6,287,894	(627)	(250,105)	153,742	396,761	123,087	35,408	(556,169)	(354,279)	5,835,712
- Borrowings	17,080,832	(204,541)	(503,563)	606,125	1,916,168	1,273,402	5,182,074	(7,579,448)	(3,264,412)	14,506,637
- Revolving	713,941	(7,707)	(64,931)	140,460	487,842	-	104,894	(100,425)	(277,475)	996,599
Individuals	24,630,780	(601,847)	(2,229,986)	3,002,870	7,658,893	3,560,785	8,468,642	(9,230,370)	(6,131,194)	29,128,573
- Financing	1,691,549	(49,232)	(51,748)	343,093	1,122,518	1,319,966	48,430	(1,782,643)	(268,385)	2,373,548
- Borrowings	16,939,514	(477,925)	(1,734,035)	1,290,234	3,349,852	2,240,819	7,553,434	(7,110,659)	(3,833,449)	18,217,785
- Revolving	5,999,717	(74,690)	(444,203)	1,369,543	3,186,523	-	866,778	(337,068)	(2,029,360)	8,537,240
Total	48,713,447	(814,722)	(3,048,585)	3,903,197	10,459,664	4,957,274	13,791,018	(17,466,412)	(10,027,360)	50,467,521

R$ thousands

Consolidated - All stages	Balance on December 31, 2021	Amortization (1)	Originated	Maturities/Early Settlements	(Write off)	Balance on June 30, 2022
Companies	288,455,589	(23,672,454)	153,876,084	(124,035,801)	(3,896,166)	290,727,252
- Financing	111,905,705	(6,854,561)	43,553,563	(37,113,627)	(354,279)	111,136,801
- Borrowings	164,570,337	(16,817,893)	107,344,011	(86,929,601)	(3,264,412)	164,902,442
- Revolving	11,979,547	-	2,978,510	7,427	(277,475)	14,688,009
Individuals	320,342,196	(18,181,445)	87,225,214	(41,050,411)	(6,131,194)	342,204,360
- Financing	119,730,085	(7,848,131)	23,604,221	(9,963,834)	(268,385)	125,253,956
- Borrowings	142,243,999	(10,333,314)	53,525,196	(33,743,766)	(3,833,449)	147,858,666
- Revolving	58,368,112	-	10,095,797	2,657,189	(2,029,360)	69,091,738
Total	608,797,785	(41,853,899)	241,101,298	(165,086,212)	(10,027,360)	632,931,612

(1) Changes to the value of contracts that remained in the same stage throughout the year.

d) Reconciliation of expected losses from loans and advances to customers

(Consider expected losses on loans, commitments to be released and financial guarantees provided)

R$ thousands

Stage 1	Balance on December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2023
Companies	4,709,225	(171,847)	(217,220)	111,961	25,128	1,243,456	(1,812,972)	-	3,887,731
- Financing	1,560,991	(29,705)	(14,427)	51,139	11,186	192,773	(523,346)	-	1,248,611
- Borrowings	2,461,407	(117,779)	(169,030)	55,738	7,548	954,764	(1,156,367)	-	2,036,281
- Revolving	686,827	(24,363)	(33,763)	5,084	6,394	95,919	(133,259)	-	602,839
Individuals	8,596,907	(569,714)	(391,349)	342,510	138,336	1,521,879	(3,522,646)	-	6,115,923
- Financing	691,697	(88,201)	(26,154)	104,173	10,566	91,586	(438,373)	-	345,294
- Borrowings	3,332,473	(224,458)	(164,308)	148,355	63,602	1,062,018	(1,689,059)	-	2,528,623
- Revolving	4,572,737	(257,055)	(200,887)	89,982	64,168	368,275	(1,395,214)	-	3,242,006
Total	13,306,132	(741,561)	(608,569)	454,471	163,464	2,765,335	(5,335,618)	-	10,003,654

R$ thousands

Stage 2	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2023
Companies	2,486,457	(111,961)	(980,849)	171,847	185,433	752,065	(259,475)	-	2,243,517
- Financing	327,687	(51,139)	(103,564)	29,705	1,643	38,978	50,176	-	293,486
- Borrowings	1,903,891	(55,738)	(756,167)	117,779	179,929	671,946	(346,504)	-	1,715,136
- Revolving	254,879	(5,084)	(121,118)	24,363	3,861	41,141	36,853	-	234,895
Individuals	6,185,062	(342,510)	(2,506,010)	569,714	277,468	997,348	(1,277,191)	-	3,903,881
- Financing	925,342	(104,173)	(163,083)	88,201	10,442	91,119	(164,152)	-	683,696
- Borrowings	3,704,642	(148,355)	(1,377,956)	224,458	237,769	722,901	(1,275,648)	-	2,087,811
- Revolving	1,555,078	(89,982)	(964,971)	257,055	29,257	183,328	162,609	-	1,132,374
Total	8,671,519	(454,471)	(3,486,859)	741,561	462,901	1,749,413	(1,536,666)	-	6,147,398

Stage 3									R$ thousands
	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2023
Companies	18,698,277	(25,128)	(185,433)	217,220	980,849	3,472,249	2,403,816	(4,989,466)	20,572,384
- Financing	2,345,361	(11,186)	(1,643)	14,427	103,564	60,562	405,006	(503,890)	2,412,201
- Borrowings	15,386,054	(7,548)	(179,929)	169,030	756,167	3,267,992	1,334,417	(3,879,245)	16,846,938
- Revolving	966,862	(6,394)	(3,861)	33,763	121,118	143,695	664,393	(606,331)	1,313,245
Individuals	18,538,069	(138,336)	(277,468)	391,349	2,506,010	4,456,158	8,426,780	(11,086,626)	22,815,936
- Financing	1,123,181	(10,566)	(10,442)	26,154	163,083	73,587	629,545	(700,080)	1,294,462
- Borrowings	11,130,490	(63,602)	(237,769)	164,308	1,377,956	3,683,509	2,935,727	(6,918,530)	12,072,089
- Revolving	6,284,398	(64,168)	(29,257)	200,887	964,971	699,062	4,861,508	(3,468,016)	9,449,385
Total	37,236,346	(163,464)	(462,901)	608,569	3,486,859	7,928,407	10,830,596	(16,076,092)	43,388,320

Consolidated - All stages					R$ thousands
	Balance on December 31, 2022	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on June 30, 2023
Companies	25,893,959	5,467,770	331,369	(4,989,466)	26,703,632
- Financing	4,234,039	292,313	(68,164)	(503,890)	3,954,298
- Borrowings	19,751,352	4,894,702	(168,454)	(3,879,245)	20,598,355
- Revolving	1,908,568	280,755	567,987	(606,331)	2,150,979
Individuals	33,320,038	6,975,385	3,626,943	(11,086,626)	32,835,740
- Financing	2,740,220	256,292	27,020	(700,080)	2,323,452
- Borrowings	18,167,605	5,468,428	(28,980)	(6,918,530)	16,688,523
- Revolving	12,412,213	1,250,665	3,628,903	(3,468,016)	13,823,765
Total	59,213,997	12,443,155	3,958,312	(16,076,092)	59,539,372

(1) Relates to early settlements, maturities and modifications.

R$ thousands

Stage 1	Balance on December 31, 2021	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement (1)	Originated	Constitution/ (Reversion) (2)	(Write off)	Balance on June 30, 2022
Companies	4,125,685	(231,221)	(122,950)	99,973	76,781	(895,724)	1,820,538	(943,666)	-	3,929,416
- Financing	1,522,532	(30,825)	(9,332)	31,703	28,914	(262,496)	363,797	(262,499)	-	1,381,794
- Borrowings	2,057,025	(163,395)	(95,341)	60,320	36,669	(633,228)	1,342,196	(663,228)	-	1,941,018
- Revolving	546,128	(37,001)	(18,277)	7,950	11,198	-	114,545	(17,939)	-	606,604
Individuals	8,406,156	(821,885)	(422,665)	471,963	405,397	(834,347)	2,940,211	(1,036,733)	-	9,108,097
- Financing	937,824	(147,588)	(44,671)	154,483	26,937	(140,786)	432,905	(109,302)	-	1,109,802
- Borrowings	3,369,295	(382,320)	(237,513)	197,081	292,004	(693,561)	1,749,949	(854,588)	-	3,440,347
- Revolving	4,099,037	(291,977)	(140,481)	120,399	86,456	-	757,357	(72,843)	-	4,557,948
Total	12,531,841	(1,053,106)	(545,615)	571,936	482,178	(1,730,071)	4,760,749	(1,980,399)	-	13,037,513

R$ thousands

Stage 2	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement (1)	Originated	Constitution/ (Reversion) (2)	(Write off)	Balance on June 30, 2022
Companies	1,469,716	(99,973)	(969,031)	231,221	428,312	437,044	371,163	(48,402)	-	1,820,050
- Financing	307,316	(31,703)	(144,314)	30,825	122,611	74,410	34,263	(35,738)	-	357,670
- Borrowings	973,523	(60,320)	(645,490)	163,395	260,750	362,634	311,971	(166,374)	-	1,200,089
- Revolving	188,877	(7,950)	(179,227)	37,001	44,951	-	24,929	153,710	-	262,291
Individuals	4,971,646	(471,963)	(3,836,858)	821,885	1,057,794	728,174	1,029,233	1,238,542	-	5,538,453
- Financing	1,352,248	(154,483)	(306,611)	147,588	33,647	102,208	107,867	124,786	-	1,407,250
- Borrowings	2,369,866	(197,081)	(2,090,588)	382,320	715,735	625,966	742,278	96,441	-	2,644,937
- Revolving	1,249,532	(120,399)	(1,439,659)	291,977	308,412	-	179,088	1,017,315	-	1,486,266
Total	6,441,362	(571,936)	(4,805,889)	1,053,106	1,486,106	1,165,218	1,400,396	1,190,140	-	7,358,503

R$ thousands

Stage 3	Balance on December 31, 2021	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement (1)	Originated	Constitution/ (Reversion) (2)	(Write off)	Balance on June 30, 2022
Companies	13,066,238	(76,781)	(428,312)	122,950	969,031	1,631,442	2,245,162	(1,055,651)	(3,896,166)	12,577,913
- Financing	3,304,316	(28,914)	(122,611)	9,332	144,314	106,840	16,455	(55,818)	(354,279)	3,019,635
- Borrowings	9,280,084	(36,669)	(260,750)	95,341	645,490	1,524,602	2,191,625	(1,261,712)	(3,264,412)	8,913,599
- Revolving	481,838	(11,198)	(44,951)	18,277	179,227	-	37,082	261,879	(277,475)	644,679
Individuals	13,711,766	(405,397)	(1,057,794)	422,665	3,836,858	4,385,394	3,151,819	(1,461,369)	(6,131,194)	16,452,748
- Financing	1,015,270	(26,937)	(33,647)	44,671	306,611	721,949	29,486	(444,169)	(268,385)	1,344,849
- Borrowings	8,891,678	(292,004)	(715,735)	237,513	2,090,588	3,663,445	2,597,787	(2,718,939)	(3,833,449)	9,920,884
- Revolving	3,804,818	(86,456)	(308,412)	140,481	1,439,659	-	524,546	1,701,739	(2,029,360)	5,187,015
Total	26,778,004	(482,178)	(1,486,106)	545,615	4,805,889	6,016,836	5,396,981	(2,517,020)	(10,027,360)	29,030,661

R$ thousands

Consolidated - All stages	Expected loss on December 31, 2021	Remeasurement (1)	Originated	Constitution/ (Reversion) (2)	(Write off)	Expected loss on June 30, 2022
Companies	18,661,639	1,172,762	4,436,863	(2,047,719)	(3,896,166)	18,327,379
- Financing	5,134,164	(81,246)	414,515	(354,055)	(354,279)	4,759,099
- Borrowings	12,310,632	1,254,008	3,845,792	(2,091,314)	(3,264,412)	12,054,706
- Revolving	1,216,843	-	176,556	397,650	(277,475)	1,513,574
Individuals	27,089,568	4,279,221	7,121,263	(1,259,560)	(6,131,194)	31,099,298
- Financing	3,305,342	683,371	570,258	(428,685)	(268,385)	3,861,901
- Borrowings	14,630,839	3,595,850	5,090,014	(3,477,086)	(3,833,449)	16,006,168
- Revolving	9,153,387	-	1,460,991	2,646,211	(2,029,360)	11,231,229
Total	45,751,207	5,451,983	11,558,126	(3,307,279)	(10,027,360)	49,426,677

(1) Effect of changes in the value of contracts that remained in the same stage throughout the year; and

(2) Relates to early settlements, maturities and modifications.

e) Sensitivity analysis

The measurement of expected credit losses incorporates prospective information based on projections of economic scenarios, which are developed by a team of specialists and approved in accordance with the Organization's risk governance. Each economic scenario has the evolution over time of a list of macroeconomic variables, among which are: inflation indices (IPCA), economic activity indices (GDP, unemployment, etc.), Brazilian interest rates and currencies, reflecting the expectations and assumptions of each scenario. Projections are reviewed at least annually, being more timely in cases of material events that may materially alter future prospects.

The estimate of the expected credit loss is made by combining multiple scenarios, which are weighted according to the probability assigned to each scenario, with the base scenario being the most likely. In order to determine possible oscillations in the expected loss resulting from economic projections, simulations were carried out by changing the weighting of the scenarios used in the calculation of the expected loss. The table below shows the probabilities attributed to each scenario and the impacts:

	On June 30, 2023 - R$ thousands			
	Weighting			Constitution/ (Reversion)
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**	
Simulation 1	100%	-	-	(88,948)
Simulation 2	-	100%	-	(1,276,070)
Simulation 3	-	-	100%	939,704

* Scenario in which the economy grows more than expected.

** Scenario in which the economy grows less than expected.

f) Expected loss on loans and advances

	R$ thousands			
	2nd quarter		Six-month period ended June 30	
	2023	2022	2023	2022
Amount recorded	8,585,509	7,476,678	16,401,467	13,702,830
Amounts recovered	(1,168,644)	(1,472,645)	(2,098,979)	(3,241,242)
Expected loss on loans and advances	7,416,865	6,004,033	14,302,488	10,461,588

g) Loans and advances to customers renegotiated

The total balance of "Loans and advances to customers renegotiated" includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client's creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client's actual payment capacity.

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousands	
	On June 30, 2023	On June 30, 2022
Opening balance	34,353,489	28,619,018
Amount renegotiated	21,670,850	15,959,705
Amount received/Others (1)	(13,087,930)	(9,854,361)
Write-offs	(4,964,961)	(3,339,947)
Closing balance	37,971,448	31,384,415
Expected loss on loans and advances	(14,528,339)	(12,251,838)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	23,443,109	19,132,577

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	38.3%	39.0%
Total renegotiated loans and advances as a percentage of the total loan portfolio	6.0%	4.9%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	6.6%	5.3%

(1) Includes the settlement of renegotiated contracts through new operations.

At the time a loan is modified, Management considers the new loan's conditions and renegotiated maturity and it is no longer considered past due. From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the client's capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in memorandum accounts, as well as any gains from renegotiations, are recognized only when received.

12) NON-CURRENT ASSETS HELD FOR SALE

	R$ thousands	
	On June 30, 2023	On December 31, 2022
Non-current assets held for sale		
Real estate	882,283	878,814
Vehicles and similar	389,941	327,808
Machinery and equipment	1,240	1,108
Other	27,596	29,201
Total	1,301,060	1,236,931

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale are those for which selling expectation, in their current condition, is highly probable to occur within a year.

13) INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

a) Breakdown of investments in associates and joint ventures

										R$ thousands
	On June 30, 2023							For the six-month period ended June 30, 2021		
Companies	Equity interest	Shareholding interest with voting rights	Investment book value	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Revenue (2)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	110,252	5,081,283	1,607,185	4,250,651	1,886,555	(227)	381,277	(1,135)
Tecnologia Bancária S.A. (3)	24.55%	24.55%	225,325	822,362	2,213,884	1,365,610	758,080	(6,439)	1,396,135	(26,227)
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	493,640	2,890,512	1,675,859	3,246,781	334,098	9,449	812,832	23,622
Gestora de Inteligência de Crédito S.A. (3) (4)	16.82%	16.82%	63,759	163,837	1,101,901	257,492	634,849	(4,380)	133,637	(26,040)
Others (5)			7,237,087					623,545		
Total investments in associates			8,130,063					621,948		
Elo Participações S.A. (6)	50.01%	50.01%	1,197,652	823,364	2,025,642	151,721	169,584	437,823	(37,515)	874,571
Total investments in joint ventures			1,197,652					437,823		
Total on June 30, 2023			9,327,715					1,059,771		

(1) The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable;

(2) Revenue from financial intermediation or revenue from the provision of services;

(3) Companies with equity accounting using balance sheets with a reporting date delay of up to 60 days, allowed by regulation;

(4) Dilution of participation due to the entry of a new shareholder with the issuance of new shares;

(5) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Group received interest on equity, in the amount of R$131,963 thousand, for the six-month period ended June 30, 2023, referring to Empresa Cielo S.A.; and

(6) Brazilian company, provider of services related to credit and debit cards and other means of payment.

										R$ thousands
Companies	On December 31, 2022							For the six-month period ended June 30, 2022		
	Equity interest	Shareholding interest with voting rights	Investment book value	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Equity in net income (loss)	Revenue (1)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	110,666	3,942,918	2,532,418	3,540,598	2,382,666	360	217,338	1,799
Tecnologia Bancária S.A. (2)	24.55%	24.55%	234,418	792,287	2,126,537	882,585	1,080,496	14,644	1,443,638	59,649
Swiss Re Corporate Solutions Brasil (2)	40.00%	40.00%	427,295	3,090,774	1,454,859	3,450,969	278,095	14,029	635,497	35,073
Gestora de Inteligência de Crédito S.A. (2)	21.02%	21.02%	23,613	380,640	1,103,210	433,538	677,412	(10,822)	111,844	(51,484)
Other (3)			6,720,922					287,430		
Total investments in associates			7,516,914					305,641		
Elo Participações S.A. (4)	50.01%	50.01%	1,453,599	1,030,474	2,235,890	461,727	164,576	314,939	34,043	629,752
Total investments in joint ventures			1,453,599					314,939		
Total on December 31, 2022			8,970,513							
Total on June 30, 2022								620,580		

(1) Revenue from financial intermediation or revenue from the provision of services;

(2) Companies with equity accounting using balance sheets with a reporting date delay of up to 60 days, allowed by regulation;

(3) It primarily includes investments in public companies Cielo S.A. and Fleury S.A. The Organization received R$91,027 thousand in dividends and interest on equity for the six-month period ended June 30, 2022, from the company Cielo S.A.; and

(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. Up to June 30, 2022, the Organization received R$424,276 thousand in dividends from this investment.

The Group does not have contingent liabilities from investments in associated companies, which it is partially or totally responsible for.

b) Changes in associates and joint ventures

		R$ thousands
	2023	2022
Initial balances	8,970,513	7,557,566
Acquisitions	14,333	348,801
Write-offs	-	(218,768)
Equity in net income of associates	1,059,771	620,580
Dividends/Interest on equity	(308,079)	(629,841)
Other	(408,823)	146,038
Balance on June 30	9,327,715	7,824,376

14) PROPERTY AND EQUIPMENT

a) Composition of property and equipment by class

				R$ thousands
	Depreciation	Cost	Accumulated depreciation	Net
Buildings	4%	8,225,864	(4,413,377)	3,812,487
Land	-	921,930	-	921,930
Installations, properties and equipment for use	10%	6,154,132	(3,123,201)	3,030,931
Security and communication systems	10%	386,132	(312,269)	73,863
Data processing systems	20%	12,096,234	(8,536,344)	3,559,890
Transportation systems	20%	245,414	(144,717)	100,697
Balance on June 30, 2023 (1)		28,029,706	(16,529,908)	11,499,798
Buildings	4%	8,091,082	(3,971,609)	4,119,473
Land	-	929,066	-	929,066
Installations, properties and equipment for use	10%	6,278,097	(3,049,442)	3,228,655
Security and communication systems	10%	371,569	(296,778)	74,791
Data processing systems	20%	12,268,559	(8,744,776)	3,523,783
Transportation systems	20%	229,717	(134,363)	95,354
Balance on December 31, 2022 (1)		28,168,090	(16,196,968)	11,971,122

(1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

The Group enters into lease agreements as a lessee, primarily, for data processing and property and equipment, which are recorded as buildings and equipment leased in property and equipment. See Note 23 for disclosure of the obligation.

b) Change in property and equipment by class

							R$ thousands
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems	Transportation systems	Total
Balance on December 31, 2021	5,935,485	973,725	3,162,933	102,094	3,231,533	107,335	13,513,105
Additions	329,697	-	549,120	20,269	1,322,417	65	2,221,568
Write-offs	(97,271)	(34,836)	(308,579)	-	-	(558)	(441,244)
Depreciation (2)	(348,860)	-	(303,872)	(24,315)	(567,746)	(10,864)	(1,255,657)
Transfers	(1,352,355)	-	-	-	-	-	(1,352,355)
Balance on June 30, 2022	4,466,696	938,889	3,099,602	98,048	3,986,204	95,978	12,685,417
Balance on December 31, 2022	4,119,473	929,066	3,228,655	74,791	3,523,783	95,354	11,971,122
Additions	417,366	-	343,235	17,059	723,018	16,375	1,517,053
Write-offs	(352,038)	(7,136)	(279,040)	(5,121)	-	-	(643,335)
Depreciation (2)	(372,314)	-	(261,919)	(12,866)	(686,911)	(11,032)	(1,345,042)
Transfers	-	-	-	-	-	-	-
Balance on June 30, 2023 (1)	3,812,487	921,930	3,030,931	73,863	3,559,890	100,697	11,499,798

(1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16; and

(2) The difference to the value presented in the depreciation expense note, refers to the expense attributable to the result of insurance and, according to IFRS 17, must be presented in this item of the Income Statement.

15) INTANGIBLE ASSETS AND GOODWILL

a) Change in intangible assets and goodwill by class

						R$ thousands
		Intangible Assets				
	Goodwill	Acquisition of financial service rights (1)	Software (1)	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2021	6,048,734	3,049,946	4,727,802	1,048,641	35,884	14,911,007
Additions/(reductions)	471,513	281,578	1,956,796	72,362	265,716	3,047,965
Amortization (2)	-	(598,296)	(536,115)	(181,229)	(218,658)	(1,534,298)
Balance on June 30, 2022	6,520,247	2,733,228	6,148,483	939,774	82,942	16,424,674
Balance on December 31, 2022	6,542,091	3,554,635	6,949,393	1,252,485	501,209	18,799,813
Additions/(reductions)	48,500	771,575	1,480,246	99,888	326,156	2,726,365
Amortization (2)	-	(837,180)	(762,783)	(118,556)	(245,613)	(1,964,132)
Balance on June 30, 2023	6,590,591	3,489,030	7,666,856	1,233,817	581,752	19,562,046

(1) Rate of amortization: acquisition of rights to provide financial services – in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%; and

(2) The difference to the amount presented in the amortization expense note, refers to expenses attributable to insurance income and, in accordance with IFRS 17, must be presented under this heading of the Income Statement.

b) Composition of goodwill by segment

		R$ thousands
	On June 30, 2023	On December 31, 2022
Banking	6,124,148	6,075,648
Insurance	466,443	466,443
Total	6,590,591	6,542,091

The Cash Generation Units (GCUs) containing goodwill in the banking segment and the insurance segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2023 and 2022.

16) OTHER ASSETS

a) Other assets

		R$ thousands
	On June 30, 2023	On December 31, 2022
Financial assets (4) (5)	71,048,178	65,705,559
Foreign exchange transactions (1)	38,470,643	36,970,153
Debtors for guarantee deposits (2)	20,284,985	20,462,101
Securities trading	8,087,107	4,291,006
Trade and credit receivables	2,672,391	2,039,371
Receivables	1,533,052	1,942,928
Other assets	10,018,349	10,422,358
Other debtors	2,429,374	3,723,722
Prepaid expenses	2,798,119	2,735,654
Interbank and interdepartmental accounts	225,875	238,649
Other (3)	4,564,981	3,724,333
Total	81,066,527	76,127,917

(1) Mainly refers to purchases in foreign currency made by the Organization on behalf of customers and rights in the institution's domestic currency, resulting from exchange sale operations;

(2) It refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature;

(3) Primarily includes material in inventory, amounts receivable, other advances, advances and payments to be reimbursed and investment property;

(4) Financial assets accounted for at amortized cost; and

(5) In 2023 and 2022, we did not incur any impairment losses on other financial assets.

17) DEPOSITS FROM BANKS

Financial liabilities called "Deposits from banks" are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

b) Composition by nature

		R$ thousands
	On June 30, 2023	On December 31, 2022
Demand deposits	1,031,158	1,187,198
Interbank deposits	1,533,818	1,553,496
Securities sold under agreements to repurchase	252,238,957	222,694,031
Borrowings	26,305,323	32,625,290
Onlending	23,754,136	23,888,023
Total	304,863,392	281,948,038

18) DEPOSITS FROM CUSTOMERS

Financial liabilities called "Deposits from customers" are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

a) Composition by nature

	R$ thousands	
	On June 30, 2023	On December 31, 2022
Demand deposits	44,907,260	56,882,411
Savings deposits	128,300,580	134,624,479
Time deposits	418,202,566	399,175,316
Total	591,410,406	590,682,206

19) FUNDS FROM SECURITIES ISSUED

a) Composition by type of security issued and location

	R$ thousands	
	On June 30, 2023	On December 31, 2022
Instruments Issued – Brazil:		
Real estate credit notes	52,211,172	51,258,545
Agribusiness notes	34,959,534	31,176,213
Financial bills	97,460,737	93,772,038
Letters property guaranteed	32,501,693	30,290,640
Subtotal	217,133,136	206,497,436
Securities – Overseas:		
Euronotes	4,521,296	3,934,384
Securities issued through securitization – (item (b))	3,908,177	8,456,444
Subtotal	8,429,473	12,390,828
Structured Operations Certificates	3,646,978	3,369,064
Total	229,209,587	222,257,328

b) Securities issued through securitization

Since 2003, Bradesco uses certain arrangements to optimize its activities of funding and liquidity management by means of a Specific Purpose Entity (SPE). This SPE, which is named International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payer.

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Company is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

c) Changes in securities issued

	R$ thousands	
	2023	2022
Opening balances on January 1	222,257,328	166,228,542
Issuance	34,800,557	56,747,503
Interest accrued	14,122,652	9,318,945
Settlement and interest payments	(42,617,226)	(39,169,647)
Exchange variation and others	646,276	(2,013,680)
Closing balance on June 30	229,209,587	191,111,663

20) SUBORDINATED DEBTS

a) Composition of subordinated debt

Maturity	Original term in years	Nominal amount	On June 30, 2023	On December 31, 2022
				R$ thousands
In Brazil:				
Financial bills:				
2023	7	952,152	1,834,477	2,430,244
2024	7	67,450	126,954	118,737
2025	7	3,871,906	5,580,320	5,211,294
2027	7	401,060	529,305	492,360
2023	8	46,440	103,464	3,083,598
2024	8	136,695	261,130	243,608
2025	8	3,328,102	3,659,147	3,642,764
2026	8	694,800	999,031	932,713
2028	8	55,437	73,122	67,985
2024	9	4,924	13,343	12,354
2025	9	370,344	657,855	616,544
2027	9	89,700	138,279	129,175
2023		-	-	1,643,525
2025	10	284,137	897,452	827,974
2026	10	196,196	472,800	438,172
2027	10	256,243	449,709	423,111
2028	10	248,300	430,088	402,261
2030	10	134,500	181,477	171,951
2030	8	2,368,200	2,776,477	2,581,541
2031	10	7,270,000	9,286,437	8,618,267
2032	10	5,378,500	6,257,992	5,813,434
2033	10	531,000	532,918	-
2026	11	3,400	7,139	6,907
2027	11	47,046	86,061	80,272
2028	11	74,764	137,534	129,311
Perpetual	-	13,199,755	13,968,954	14,123,230
Total (1)			49,461,465	52,241,332

(1) Includes the amount of R$39,327,399 thousand (December 31, 2022 – R$37,781,759 thousand), referring to subordinated debts recognized in "Eligible Debt Capital Instruments" for regulatory capital purpose.

b) Changes in subordinated debt

	R$ thousands	
	2023	2022
Opening balances on January 1	52,241,332	54,451,077
Issuance	531,000	8,074,700
Interest accrued	3,591,385	3,326,725
Settlement and interest payments	(6,902,252)	(11,557,020)
Foreign exchange variation	-	(499,780)
Closing balance on June 30	49,461,465	53,795,702

21) INSURANCE CONTRACTS

a) Liabilities of technical provisions

	R$ thousands	
	On June 30, 2023	On December 31, 2022
Remaining coverage liability	309,808,387	292,524,729
- Award allocation approach	3,830,873	3,981,922
General model/variable rate approach	305,977,514	288,542,807
- Best liability estimate	279,766,729	264,487,570
- Non-financial risk adjustment	1,972,498	1,892,918
- Insurance coverage margin	24,238,287	22,162,319
Liability for incurred claims	13,537,647	12,231,236
- Best liability estimate	13,188,454	11,929,406
- Non-financial risk adjustment	349,193	301,830
Total liabilities for technical provisions	323,346,034	304,755,965

b) Remaining coverage for general model (BBA)/variable rate approach (VFA)

						R$ thousands
	On June 30, 2023			On June 30, 2022		
	Non-Onerous Contracts	Onerous Contracts	Total	Non-Onerous Contracts	Onerous Contracts	Total
Estimation of the present value of future cash outflows	353,649,699	39,511,810	393,161,509	309,296,044	33,483,314	342,779,358
- Acquisition cash flows	3,064,933	102,501	3,167,434	1,119,083	91,666	1,210,749
- Claims and other directly attributable expenses	350,584,766	39,409,309	389,994,075	308,176,961	33,391,648	341,568,609
Estimation of the present value of future inflows	(107,361,546)	(6,033,234)	(113,394,780)	(87,671,604)	(5,643,669)	(93,315,273)
Non-financial risk adjustment	897,815	1,074,683	1,972,498	753,020	910,813	1,663,833
Insurance coverage margin	24,238,287	-	24,238,287	23,345,205	-	23,345,205
Total remaining coverage of the general model/variable rate model	271,424,255	34,553,259	305,977,514	245,722,665	28,750,458	274,473,123

c) Realization of insurance cover margin

R$ thousands

	Due within one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Issued Insurance Contracts							
- Direct Insurance	2,165,501	2,081,815	1,836,223	1,564,498	1,398,295	15,191,953	24,238,285
General model/variable rate approach on June 30, 2023	2,165,501	2,081,815	1,836,223	1,564,498	1,398,295	15,191,953	24,238,285
Issued Insurance Contracts							
- Direct Insurance	3,000,949	1,768,760	1,622,580	1,449,533	1,203,342	14,300,041	23,345,205
General model/variable rate approach on June 30, 2022	3,000,949	1,768,760	1,622,580	1,449,533	1,203,342	14,300,041	23,345,205

d) Handling of technical provisions

R$ thousands

Amounts recognized for remaining coverage and claims incurred	Liabilities for Remaining Coverage		Claims Incurred Liabilities (PSI) - General Model/Variable Rate Approach (BBA/VFA)		Claims Incurred Liabilities (PSI) - Premium Allocation Approach (PAA)	
	Excluding Loss Component	Loss Component	Present value of future cash flow (PV FCF)	Risk adjustment (RA)	Best Output Estimate (BEL)	Risk adjustment (RA)
Opening balances on January 1	286,301,736	6,220,387	2,043,562	52,340	9,888,451	249,489
Insurance revenue	(25,339,604)	-	-	-	-	-
- Total retrospective method contracts	(22,843,617)	-	-	-	-	-
- Fair value method contracts	(2,495,987)	-	-	-	-	-
Insurance expenses	-	(202,356)	(652,790)	(13,934)	1,441,674	49,573
- Claims reported and other insurance costs	-	-	(1,401,661)	(35,681)	(10,719,786)	(270,035)
- Adjustments for incurred claim liabilities	-	-	748,871	21,747	12,161,460	319,608
- Onerous contract recoveries	-	(202,356)	-	-	-	-
Insurance result	(25,339,604)	(202,356)	(652,790)	(13,934)	1,441,674	49,573
Financial expenses	9,309,684	24,743	67,484	1,836	353,943	8,953
- Financial expenses of insurance contracts	9,309,684	24,743	67,484	1,836	353,943	8,953
Total changes in statement of comprehensive income	386,839	-	7,602	300	37,479	631
Agreements recognized in the period	51,245,239	71,901	-	-	-	-
Fluxos de caixa estimado	(18,879,151)	670,023	-	-	-	-
- Awards received	(16,018,139)	-	-	-	-	-
- Investment component	2,777,361	-	-	-	-	-
- Commissions	(121,158)	-	-	-	-	-
- Experience adjustment	(5,517,215)	670,023	-	-	-	-
Closing balance on June 30, 2023	303,024,743	6,784,698	1,465,858	40,542	11,721,547	308,646

Amounts recognized for remaining coverage and claims incurred	Liabilities for Remaining Coverage		Claims Incurred Liabilities (PSI) - General Model/Variable Rate Approach (BBA/VFA)		Claims Incurred Liabilities (PSI) - Premium Allocation Approach (PAA) R$ thousands	
	Excluding Loss Component	Loss Component	Present value of future cash flow (PV FCF)	Risk adjustment (RA)	Best Output Estimate (BEL)	Risk adjustment (RA)
Opening balances on January 1	262,071,331	6,021,815	1,683,469	31,933	10,521,649	199,394
Insurance revenue	(21,559,796)	-	-	-	-	-
- Total retrospective method contracts	(19,059,950)	-	-	-	-	-
- Fair value method contracts	(2,499,846)	-	-	-	-	-
Insurance expenses	-	(108,199)	222,440	4,641	(227,611)	34,609
- Claims reported and other insurance costs	-	-	(1,401,682)	(29,922)	(10,304,648)	(220,039)
- Adjustments for incurred claim liabilities	-	-	1,624,122	34,563	10,077,037	254,648
- Onerous contract recoveries	-	(108,199)	-	-	-	-
Insurance result	(21,559,796)	(108,199)	222,440	4,641	(227,611)	34,609
Financial expenses	5,997,596	7,097	56,653	1,139	297,279	5,782
- Financial expenses of insurance contracts	5,997,596	7,097	56,653	1,139	297,279	5,782
Total changes in statement of comprehensive income	(2,197,515)	-	(23,818)	(478)	(129,930)	(2,490)
Agreements recognized in the period	52,486,227	115,587	-	-	-	-
Fluxos de caixa estimado	(25,862,553)	1,042,887	-	-	-	-
- Awards received	(19,704,187)	-	-	-	-	-
- Investment component	-	-	-	-	-	-
- Commissions	(122,680)	-	-	-	-	-
- Experience adjustment	(6,035,686)	1,042,887	-	-	-	-
Closing balance on June 30, 2022	270,935,290	7,079,187	1,938,744	37,235	10,461,387	237,295

e) Movement of reserves – General model/variable rate approach (BBA/VFA)

						R$ thousands
	On June 30, 2023			On June 30, 2022		
	Best Output Estimate (BEL)	Risk adjustment (RA)	Insurance coverage margin (CSM)	Best Output Estimate (BEL)	Risk adjustment (RA)	Insurance coverage margin (CSM)
Opening balances on January 1	264,487,571	1,892,919	22,162,317	238,116,071	1,590,686	25,598,148
Changes related to the current period	(93,306)	(84,703)	(4,331,576)	(80,982)	(86,510)	401,119
- Coverage margin recognized in the period	-	-	(1,463,971)	-	-	(1,460,591)
- Changes in the risk adjustment recognized in the period	-	(84,703)	-	-	(86,510)	-
- Experience adjustment	(93,306)	-	(2,867,605)	(80,982)	-	1,861,710
Changes related to future periods	23,251,839	94,279	6,044,691	28,022,487	138,334	(2,913,380)
- Changes in estimates that adjust the insurance coverage margin	(12,069,339)	(5,779)	1,405,234	8,760,205	158,601	(6,735,884)
- Changes in estimates that do not adjust the insurance coverage margin	9,313,752	7,445	-	(10,973,199)	(85,608)	-
- Contracts initially recognized in the period	26,007,426	92,613	4,639,457	30,235,481	65,341	3,822,504
Insurance result	23,158,533	9,576	1,713,115	27,941,505	51,824	(2,512,261)
Total financial expenses	8,891,770	70,003	362,853	5,766,838	21,323	259,318
- Financial expenses of insurance contracts	8,891,770	70,003	362,853	5,766,838	21,323	259,318
Estimated cash flows	(16,771,143)	-	-	(22,360,329)	-	-
- Awards received	(14,034,414)	-	-	(19,704,203)	-	-
- Claims and other insurance expenses	(2,615,570)	-	-	(2,533,460)	-	-
- Acquisition cash flows	(121,159)	-	-	(122,666)	-	-
Closing balance on June 30	279,766,731	1,972,498	24,238,285	249,464,085	1,663,833	23,345,205

f) Insurance coverage margin

R$ thousands

	On June 30, 2023			On June 30, 2022		
	Contracts measured at fair value in transition	Contracts evaluated by the total retrospective method	Total	Contracts measured at fair value in transition	Contracts evaluated by the total retrospective method	Total
Opening balances on January 1	11,186,865	10,975,452	22,162,317	16,954,759	8,643,389	25,598,148
Changes from the current period	(631,276)	(832,695)	(1,463,971)	(663,856)	(796,735)	(1,460,591)
- Insurance coverage margin recognized in the period	(631,276)	(832,695)	(1,463,971)	(663,856)	(796,735)	(1,460,591)
Changes in relation to future periods	1,538,850	1,638,236	3,177,086	(3,111,531)	2,059,861	(1,051,670)
- Contracts initially recognized	90,534	4,548,923	4,639,457	66,165	3,756,339	3,822,504
- Changes in estimates that adjust the insurance coverage margin	1,448,316	(2,910,687)	(1,462,371)	(3,177,696)	(1,696,478)	(4,874,174)
Insurance result	907,574	805,541	1,713,115	(3,775,387)	1,263,126	(2,512,261)
Financial expenses of insurance contracts	44,027	318,826	362,853	91,361	167,957	259,318
Closing balance on June 30	12,138,466	12,099,819	24,238,285	13,270,733	10,074,472	23,345,205

g) Changes in other comprehensive income

R$ thousands

	Six-month period ended June 30	
	2023	2022
Initial balances	2,385,912	-
Changes in obligation to pay arising from return on investment	(259,133)	1,410,352
Interest Accreditation	(432,852)	2,354,231
Effect of changes in interest rates	173,719	(943,879)
Closing balance	2,126,779	1,410,352

h) Insurance income

	R$ thousands			
	2nd quarter		Six-month period ended June 30	
	2023	2022	2023	2022
Amounts related to changes in liabilities for remaining coverage (PCR)	12,516,393	10,470,793	24,661,515	20,725,976
Outputs related to general model contracts	1,207,816	1,117,655	2,349,363	2,195,330
Non-financial risk adjustment change	44,440	45,137	84,703	86,510
Insurance coverage margin recognized for general model and variable rate	307,052	296,649	607,098	626,770
Outflows related to contracts approach to award allocation	10,957,085	9,011,352	21,620,351	17,817,366
Insurance Revenue	12,516,393	10,470,793	24,661,515	20,725,976

i) Insurance financial expense

	R$ thousands			
	2nd quarter		Six-month period ended June 30	
	2023	2022	2023	2022
Financial expenses of insurance contracts	(8,918,824)	(5,546,722)	(16,697,645)	(12,477,820)
Changes in obligation to pay arising from return on investment	(3,668,964)	(2,224,883)	(6,955,745)	(6,119,369)
Interest Accreditation	(5,249,860)	(3,321,839)	(9,741,900)	(6,358,451)
Effect of changes in interest rates	(128,833)	1,478,828	(432,851)	2,354,231
Amounts recognized in income	(8,918,824)	(5,546,722)	(16,697,645)	(12,477,820)
Amounts recognized in other comprehensive income	(128,833)	1,478,828	(432,851)	2,354,231

j) Claims development

The claims development table is intended to illustrate the inherent insurance risk, comparing claims paid with their respective provisions, starting from the year in which the claim was reported. The upper part of the table shows the variation in the provision over the years. The provision varies as more accurate information regarding the frequency and severity of claims is obtained. The lower part of the table demonstrates the reconciliation of the amounts with the account balances.

i. Gross reinsurance claims

												R$ thousands
	Year claims were notified											
	Until 2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	June, 2023	Total
Amount estimated for net claims for reinsurance:												
· In the year after notification	4,530,610	5,245,176	5,813,992	5,562,818	5,252,568	4,869,299	4,777,190	4,867,553	6,583,085	7,111,288	3,581,284	-
· One year after notification	4,340,272	5,025,583	5,677,809	5,396,699	5,224,553	4,836,370	4,825,929	4,927,553	6,576,288	7,511,457	-	-
· Two years after notification	4,335,883	5,034,616	5,633,955	5,390,353	5,256,957	4,874,089	4,891,563	4,915,712	5,820,667	-	-	-
· Three years after notification	4,354,108	4,931,499	5,582,676	5,381,111	5,252,457	4,897,596	4,842,525	4,658,597	-	-	-	-
· Four years after notification	4,330,243	4,912,085	5,585,650	5,385,546	5,277,202	4,877,641	4,789,333	-	-	-	-	-
· Five years after notification	4,353,815	4,904,420	5,576,618	5,416,719	5,261,347	4,945,926	-	-	-	-	-	-
· Six years after notification	4,358,002	4,910,800	5,592,821	5,392,544	5,225,376	-	-	-	-	-	-	-
· Seven years after notification	4,379,454	4,933,434	5,590,862	5,230,143	-	-	-	-	-	-	-	-
· Eight years after notification	4,391,954	4,912,207	5,523,095	-	-	-	-	-	-	-	-	-
· Nine years after notification	4,390,547	5,010,325	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	4,555,890	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2023)	4,555,890	5,010,325	5,523,095	5,230,143	5,225,376	4,945,926	4,789,333	4,658,597	5,820,667	7,511,457	3,581,284	56,852,093
Payments of claims	(4,293,166)	(4,962,797)	(5,432,894)	(5,141,567)	(5,100,104)	(4,805,627)	(4,620,237)	(4,438,257)	(5,419,852)	(6,855,660)	(2,369,243)	(53,439,404)
Outstanding Claims	262,724	47,528	90,201	88,576	125,272	140,299	169,096	220,340	400,815	655,797	1,212,041	3,412,689

ii. Net reinsurance claims

												R$ thousands
	Year claims were notified											
	Until 2013	2015	2016	2017	2018	2019	2020	2021	2022	2023	June, 2023	Total
Amount estimated for net claims for reinsurance:												
· In the year after notification	4,326,906	5,069,079	5,459,585	5,413,512	5,213,956	4,831,466	4,758,715	4,131,215	6,573,667	7,110,093	3,581,119	-
· One year after notification	4,148,519	4,889,217	5,355,503	5,280,798	5,186,209	4,800,313	4,316,075	4,190,411	6,567,773	7,510,943	-	-
· Two years after notification	4,158,528	4,902,783	5,302,462	5,270,944	5,218,280	4,844,555	4,381,409	4,178,459	5,812,185	-	-	-
· Three years after notification	4,184,738	4,802,886	5,243,714	5,262,666	5,213,961	4,867,548	4,332,294	3,921,284	-	-	-	-
· Four years after notification	4,165,035	4,781,938	5,242,728	5,270,203	5,238,877	4,847,189	4,278,916	-	-	-	-	-
· Five years after notification	4,189,183	4,775,574	5,226,434	5,300,596	5,223,060	4,915,488	-	-	-	-	-	-
· Six years after notification	4,193,407	4,774,017	5,242,573	5,277,159	5,187,097	-	-	-	-	-	-	-
· Seven years after notification	4,210,256	4,796,556	5,239,891	5,114,746	-	-	-	-	-	-	-	-
· Eight years after notification	4,222,636	4,775,261	5,172,239	-	-	-	-	-	-	-	-	-
· Nine years after notification	4,221,171	4,873,436	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	4,385,916	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2023)	4,385,916	4,873,436	5,172,239	5,114,746	5,187,097	4,915,488	4,278,916	3,921,284	5,812,185	7,510,943	3,581,119	54,753,369
Payments of claims	(4,123,835)	(4,825,910)	(5,082,512)	(5,026,212)	(5,061,843)	(4,776,071)	(4,110,101)	(3,701,429)	(5,411,463)	(6,855,264)	(2,369,211)	(51,343,851)
Net outstanding unsettled claims	262,081	47,526	89,727	88,534	125,254	139,417	168,815	219,855	400,722	655,679	1,211,908	3,409,518

22) PROVISIONS, CONTINGENTS ASSETS AND LIABILITIES

a) Contingent assets

Contingent assets are not recognized in the financial statements. There are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts and such amounts are recorded as receivable only when collection is considered certain.

b) Provisions classified as probable losses

The Company is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

II - Civil claims

These are claims for indemnification primarily related to banking products and services and the inflation indexation alleged to have been lost resulting from economic plans. These lawsuits are individually controlled through a system and provisioned whenever the loss is determined to be probable, considering the opinion of legal advisors, nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the

perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Central Bank of Brazil (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) has suspended all outstanding lawsuits, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Organization has been challenging in court the legality and constitutionality of some taxes and contributions, which are fully provisioned. These processes have regular monitoring of their evolution in the procedures of the Judiciary and in the administrative spheres, of which we highlight:

- PIS and Cofins - R$3,004,584 thousand (R$2,906,220 thousand on December 31, 2022): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,892,342 thousand (R$1,824,202 thousand on December 31, 2022): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- PIS and Cofins - R$701,193 thousand (R$657,370 thousand on December 31, 2022): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$483,584 thousand (R$480,085 thousand on December 31, 2022): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

In March 2023, Banco Bradesco adhered to the "Litigation Zero" program, pursuant to Joint Ordinance PGFN/RFB No. 1, of January 12, 2023, which allows for a reduction of up to 100% in the amount of interest and fines on credits taxes in tax administrative litigation considered irrecoverable or difficult to recover.

IV - Changes in other provisions

			R$ thousands
	Labor	Civil	Tax
Balance on December 31, 2021	6,729,107	9,178,471	8,072,037
Adjustment for inflation	392,406	238,152	237,879
Provisions, net of (reversals and write-offs)	483,372	519,188	(178,367)
Payments	(1,065,555)	(1,191,308)	(13,841)
Balance on June 30, 2022	6,539,330	8,744,503	8,117,708
Balance on December 31, 2022	6,009,966	7,989,207	7,477,364
Adjustment for inflation	337,269	249,998	237,687
Provisions, net of (reversals and write-offs)	616,507	1,129,333	(643,113)
Payments	(1,429,385)	(1,792,075)	(299,276)
Balance on June 30, 2023	5,534,357	7,576,463	6,772,662

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on June 30, 2023, R$12,351,177 thousand (R$9,211,004 thousand on December 31, 2022) for civil claims and R$44,471,503 thousand (R$39,703,592 thousand on December 31, 2022) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2013 to 2015 – R$11,019,448 thousand (R$10,548,883 thousand on December 31, 2022): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- COFINS – 1999 to 2014 – R$9,193,691 thousand (R$5,757,539 thousand on December 31, 2022): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- IRPJ and CSLL – 2006 to 2020 – R$8,410,867 thousand (R$8,054,885 thousand on December 31, 2022), relating to goodwill amortization being disallowed on the acquisition of investments;

- IRPJ and CSLL deficiency note – 2008 to 2017 – R$2,955,659 thousand (R$2,976,879 thousand on December 31, 2022): relating to disallowance of expenses with credit losses;

- ISSQN – Commercial Leasing Companies – R$1,754,556 thousand (R$1,725,257 thousand on December 31, 2022): the requirement of this tax by municipalities other than those where the companies are located, for which the tax is collected in the form of law, with cases of formal nullities occurring in the constitution of the tax credit;

- PIS and COFINS notifications and disallowances of compensations – R$1,615,717 thousand (R$1,563,374 thousand on December 31, 2022): relating to the unconstitutional expansion of the intended calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,296,342 thousand (R$1,250,549 thousand on December 31, 2022): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$752,549 thousand (R$728,777 thousand on December 31, 2022): relating to profit of subsidiaries based overseas; and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$178,712 thousand (R$173,351 thousand on December 31, 2022): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

d) Other subjects

There is currently a criminal case against two former members of Bradesco's board, which is being processed in the 10th Federal Court of the Judiciary Section of the Federal District, arising from a Federal Police Investigation named "Operation Zelotes", investigation of the alleged improper performance of members of the Administrative Council of Tax Appeals (CARF). There is a sentence of the two former members of the board of Bradesco, pending transit in judgment.

23) OTHER LIABILITIES

a) Other liabilities

		R$ thousands
	On June 30, 2023	On December 31, 2022
Financial liabilities	98,507,423	92,556,433
Credit card transactions (1)	31,446,855	33,097,889
Foreign exchange transactions (2)	40,617,950	37,404,746
Loan assignment obligations	4,004,920	4,484,288
Capitalization bonds	9,153,981	9,134,099
Securities trading	8,988,767	3,838,999
Lease liabilities (Note 23b)	4,294,950	4,596,412
Other liabilities	47,079,317	43,854,987
Third party funds in transit (3)	8,056,183	7,750,360
Provision for payments	10,411,286	11,527,472
Sundry creditors	4,300,753	4,780,536
Social and statutory	4,823,520	5,570,334
Other taxes payable	1,726,978	2,309,741
Liabilities for acquisition of assets and rights	593,637	822,479
Other	17,166,960	11,094,065
Total	145,586,740	136,411,420

(1) Refers to amounts payable to merchants;

(2) Primarily refers to Bradesco's sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations; and

(3) Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

b) Lease liabilities

	R$ thousands
Closing balance on december 31, 2021	4,661,486
Remeasurement and new contracts	960,132
Payments	(977,169)
Appropriation of financial charges	431,628
Foreign exchange variation	(18,329)
Closing balance on June 30, 2022	5,057,748

Balance on December 31, 2022	4,596,412
Remeasurement and new contracts	53,560
Payments	(842,365)
Appropriation of financial charges	474,246
Foreign exchange variation	13,097
Closing balance on June 30, 2023	4,294,950

Maturity of the leases

The maturity of these financial liabilities as of June 30, 2023 is divided as follows: R$1,022,766 thousand up to one year (R$1,003,263 thousand up to 1 year as of December 31, 2022), R$3,324,171 thousand between 1 and 5 years (R$3,471,865 thousand between one to five years as of December 31, 2022) and R$520,907 thousand over 5 years (R$625,974 thousand for more than five years as of December 31, 2022).

Impacts on the statement of income

The impact on the income for the six-month period ended June 30, 2023, was: "Expenses of depreciation" – R$384,113 thousand (R$376,639 thousand for the six-month period ended June 30, 2022), "Interest and similar expenses" – R$474,246 thousand (R$431,628 thousand for the six-month period ended June 30, 2022) and "Expenses of the foreign exchange variation" – R$13,097 thousand (R$18,329 thousand for the six-month period ended June 30, 2022).

Expenses for the six-month period ended June 30, 2023, with short-term contracts were R$563 thousand (R$88 thousand for the six-month period ended June 30, 2022).

24) LOAN COMMITMENTS, FINANCIAL GUARANTEES AND SIMILAR INSTRUMENTS

The table below summarizes the total risk represented by loan commitments, financial guarantees and similar instruments:

	R$ thousands	
	On June 30, 2023	On December 31, 2022
Commitments to extend credit (1)	295,116,892	318,281,881
Financial guarantees (2)	98,457,431	97,960,932
Letters of credit for imports	523,865	793,921
Total	394,098,188	417,036,734

(1) It includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and
(2) It refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly-liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as other loans and advances. Letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The letters of credit are subject to customer credit evaluation by the Management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances.

25) EQUITY

a) Capital and shareholders' rights

i. Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On June 30, 2023	On December 31, 2022
Common	5,330,304,681	5,338,393,881
Preferred	5,311,865,547	5,320,094,147
Subtotal	**10,642,170,228**	**10,658,488,028**
Treasury (common shares) (1)	-	(8,089,200)
Treasury (preferred shares) (1)	-	(8,228,600)
Total outstanding shares	**10,642,170,228**	**10,642,170,228**

(1) On April 18, 2023, the cancellation of all shares held in treasury issued by the Company (item d) was approved.

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco's annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Company has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share.

In occurring any operation that changes the number of shares, simultaneously with the transaction in the brazilian market, and with the same timeframes, an identical procedure is adopted in the international market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

b) Reserves

Capital reserves

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders' shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation (as presented in the financial statements prepared in accordance with accounting practices adopted in Brazil (BRGAAP), applicable to institutions authorized to operate by the Central Bank of Brazil) Bradesco and its Brazilian subsidiaries must allocate 5% of their annual corporate profit, after absorbing accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or absorb losses, but cannot be distributed in the form of dividends.

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Company's active operations and may be formed by up to 100% of net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders' Meeting, with the accumulated value limited to 95% of the Company's paid-in capital share amount.

c) Interest on equity/Dividends

The distribution of income is calculated on corporate income, as presented in the financial statements prepared in accordance with accounting practices adopted in Brazil (BRGAAP), applicable to institutions authorized to operate by the Central Bank of Brazil.

At a meeting of the Board of Directors on June 15, 2023, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first half of 2023, in the amount of R$2,000,000 thousand, of which R$0.178997 per common share and R$0.196897 per preferred share, whose payment was made on July 6, 2023.

Interest on equity were paid or recognized in provisions, as follows:

Description	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred			R$ thousands
Monthly interest on shareholders' equity paid	0.103499	0.113849	1,087,982	163,197	924,785
Intermediary interest on shareholders' equity paid	0.178723	0.196595	2,000,000	300,000	1,700,000
Supplementary interest on shareholders' equity paid	0.149871	0.164859	1,677,135	251,570	1,425,565
Total paid or accrued in the six-month period ended on June 30, 2022	**0.432093**	**0.475303**	**4,765,117**	**714,767**	**4,050,350**
Monthly interest on shareholders' equity paid	0.103499	0.113849	1,156,402	173,460	982,942
Intermediary interest paid on shareholders' equity (1)	0.178997	0.196897	2,000,000	300,000	1,700,000
Supplementary interest on shareholders' equity provisioned	0.234153	0.257568	2,616,274	392,441	2,223,833
Total paid or accrued in the six-month period ended on June 30, 2023	**0.516649**	**0.568314**	**5,772,676**	**865,901**	**4,906,775**

(1) Paid on July 6, 2023.

d) Shares in treasury

In the Extraordinary Shareholders' Meeting held on March 10, 2023, the cancellation of all shares held in the treasury issued by the Company, acquired through a share buyback program, consisting of 16,317,800 nominative-book-entry shares was approved, being 8,089,200 common shares and 8,228,600 preferred shares, without reduction of share capital approved by Bacen on April 18, 2023.

26) EARNINGS PER SHARE

a) Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Six-month period ended June 30	
	2023	2022
Net earnings attributable to the Organization's common shareholders (R$ thousand)	4,495,002	7,302,760
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	4,921,213	7,995,200
Weighted average number of common shares outstanding (thousands)	5,330,305	5,346,746
Weighted average number of preferred shares outstanding (thousands)	5,311,866	5,325,102
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	0.84	1.37
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	0.93	1.50

b) Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

27) NET INTEREST INCOME

				R$ thousands
	2nd quarter		Six-month period ended June 30	
	2023	2022	2023	2022
Interest and similar income				
Loans and advances to banks	6,253,819	3,548,165	13,094,821	7,524,655
Loans and advances to customers:				
- Loans	26,003,578	24,879,869	52,201,160	46,954,185
- Leases	145,109	111,782	275,833	209,894
Financial assets:				
- At fair value through profit or loss	7,587,686	6,544,869	17,715,682	13,007,297
- Fair value through other comprehensive income	3,864,412	6,434,168	10,831,419	11,213,081
- At amortized cost	6,449,550	6,394,497	11,607,600	11,674,708
Compulsory deposits with the Central Bank	2,438,091	1,933,760	4,831,925	3,550,380
Other financial interest income	4,465	3,554	9,497	6,973
Total	52,746,710	49,850,664	110,567,937	94,141,173
Interest and similar expenses				
Deposits from banks:				
- Interbank deposits	(751,927)	(52,085)	(868,205)	(104,924)
- Funding in the open market	(7,755,063)	(5,681,624)	(15,817,782)	(11,599,144)
- Borrowings and onlending	(1,349,941)	(1,503,909)	(2,954,303)	(2,225,790)
Deposits from customers:				
- Savings accounts	(2,283,782)	(2,288,774)	(4,650,121)	(4,391,690)
- Time deposits	(10,486,798)	(7,340,983)	(20,637,546)	(13,683,884)
Securities issued	(7,036,239)	(5,335,515)	(14,316,874)	(9,489,327)
Subordinated debt	(1,749,956)	(1,850,745)	(3,591,385)	(3,326,725)
Technical provisions for insurance, pension plans and capitalization bonds	(8,301,305)	(5,788,669)	(16,329,354)	(12,938,148)
Total	(39,715,011)	(29,842,304)	(79,165,570)	(57,759,632)
Net interest income	13,031,699	20,008,360	31,402,367	36,381,541

28) FEE AND COMISSION INCOME

				R$ thousands
	2nd quarter		Six-month period ended June 30	
	2023	2022	2023	2022
Fee and commission income				
Credit card income	2,344,465	2,260,447	4,690,624	4,323,060
Current accounts	1,793,619	1,944,088	3,641,094	3,892,041
Collections	438,258	469,284	886,438	932,872
Guarantees	278,777	268,866	561,627	543,659
Asset management	389,882	325,483	687,618	639,887
Consortium management	524,920	617,378	1,095,114	1,181,970
Custody and brokerage services	308,162	343,219	613,580	662,521
Underwriting/ Financial Advisory Services	245,511	235,796	390,995	471,899
Payments	108,795	111,978	219,859	222,649
Other	284,548	266,755	576,037	536,626
Total	6,716,937	6,843,294	13,362,986	13,407,184

29) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	R$ thousands			
	2nd quarter		Six-month period ended June 30	
	2023	2022	2023	2022
Income from investments in securities	3,087,716	(910,611)	1,302,107	(1,214,305)
Derivative financial instruments	327,943	264,874	1,680,897	1,861,283
Total	3,415,659	(645,737)	2,983,004	646,978

30) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Net gains and losses on financial assets at FVOCI consist primarily of changes in the fair value of financial assets mainly fixed income securities when they are sold.

31) NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS

Net gains and losses on foreign currency transactions primarily consists mainly of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

32) GROSS PROFIT FROM INSURANCE AND PENSION PLANS

	R$ thousands			
	2nd quarter		Six-month period ended June 30	
	2023	2022	2023	2022
Revenue from PAA contracts	10,957,083	9,011,350	21,620,351	17,817,364
Revenue from BBA contracts	1,557,140	1,455,311	3,036,255	2,900,733
Revenue from VFA Contracts	2,170	4,132	4,909	7,879
Insurance Revenue	**12,516,393**	**10,470,793**	**24,661,515**	**20,725,976**
Claims occurred	(10,081,821)	(8,531,452)	(19,627,591)	(16,424,265)
Acquisition costs	(949,475)	(780,236)	(1,860,690)	(1,557,832)
Administrative Expenses	(777,093)	(932,896)	(1,649,712)	(1,622,366)
Expenses with Onerous Contracts	(35,952)	64,932	(82,206)	(33,756)
Despesas de contratos de seguros	**(11,844,341)**	**(10,179,652)**	**(23,220,199)**	**(19,638,219)**
Insurance result	**672,052**	**291,141**	**1,441,316**	**1,087,757**
Reinsurance result	(8,552)	(4,705)	(16,515)	(13,413)
Gross profit from insurance and pension plans	663,500	286,436	1,424,801	1,074,344

33) PERSONNEL EXPENSES

	R$ thousands			
	2nd quarter		Six-month period ended June 30	
	2023	2022	2023	2022
Salaries	(2,535,423)	(2,419,877)	(5,016,405)	(4,720,214)
Benefits	(1,272,670)	(1,152,005)	(2,580,903)	(2,285,822)
Social security charges	(916,944)	(860,846)	(1,830,354)	(1,675,138)
Employee profit sharing	(347,029)	(453,381)	(766,941)	(919,245)
Training	(18,316)	(23,276)	(37,523)	(40,919)
Total	(5,090,382)	(4,909,385)	(10,232,126)	(9,641,338)

34) OTHER ADMINISTRATIVE EXPENSES

	R$ thousands			
	2nd quarter		Six-month period ended June 30	
	2023	2022	2023	2022
Outsourced services	(1,307,127)	(990,459)	(2,242,838)	(1,918,007)
Communication	(220,051)	(274,596)	(458,750)	(557,567)
Data processing	(546,438)	(507,266)	(1,107,033)	(982,766)
Advertising and marketing	(224,152)	(458,883)	(450,238)	(747,892)
Asset maintenance	(330,647)	(318,987)	(647,956)	(645,726)
Financial system	(310,065)	(347,959)	(722,570)	(664,767)
Rental	(2,214)	(25,835)	(21,918)	(51,248)
Security and surveillance	(147,402)	(146,079)	(298,225)	(292,460)
Transport	(177,387)	(190,548)	(363,894)	(377,671)
Water, electricity and gas	(82,849)	(95,010)	(169,826)	(196,484)
Advances to FGC (Deposit Guarantee Association)	(192,722)	(173,900)	(381,028)	(343,922)
Supplies	(30,711)	(29,825)	(58,777)	(55,351)
Travel	(28,437)	(15,337)	(48,190)	(22,013)
Other	(482,091)	(299,237)	(862,953)	(649,141)
Total	(4,082,293)	(3,873,921)	(7,834,196)	(7,505,015)

35) DEPRECIATION AND AMORTIZATION

	R$ thousands			
	2nd quarter		Six-month period ended June 30	
	2023	2022	2023	2022
Amortization expenses	(863,429)	(696,260)	(1,759,744)	(1,383,033)
Depreciation expenses	(640,493)	(625,283)	(1,313,582)	(1,226,737)
Total	(1,503,922)	(1,321,543)	(3,073,326)	(2,609,770)

36) OTHER OPERATING INCOME/(EXPENSES)

	R$ thousands			
	2nd quarter		Six-month period ended June 30	
	2023	2022	2023	2022
Tax expenses	(1,891,310)	(1,637,224)	(3,712,175)	(3,792,038)
Legal provision	(1,368,527)	(775,812)	(1,935,268)	(1,692,255)
Income from sales of non-current assets, investments, and premises and equipment, net (1)	32,321	101,448	77,354	523,123
Card marketing expenses	(838,527)	(869,944)	(1,704,218)	(1,635,844)
Other	338,677	(401,286)	1,570,413	(502,494)
Total	(3,727,366)	(3,582,818)	(5,703,894)	(7,099,508)

(1) In 2022, includes gains related to the demutualization of the CIP (Interbank Payments Chamber).

37) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges

R$ thousands

	2nd quarter		Six-month period ended June 30	
	2023	2022	2023	2022
Income before income tax and social contribution	3,050,941	9,671,089	9,326,529	21,413,934
Total burden of income tax (25%) and social contribution (20%) at the current rates	(1,372,923)	(4,351,990)	(4,196,938)	(9,636,270)
Effect of additions and exclusions in the tax calculation:	-			
Earnings (losses) of associates and joint ventures	298,697	181,441	476,897	279,261
Interest on equity	1,302,625	1,140,126	2,597,704	2,144,303
Other amounts (1)	791,925	691,095	1,340,883	1,214,270
Income tax and social contribution for the period	1,020,324	(2,339,328)	218,546	(5,998,436)
Effective rate	33.4%	-24.2%	2.3%	-28.0%

(1) Primarily, includes: (i) the equalization of the effective rate of financial companies except banks, insurance companies and non-financial companies, in relation to that shown; and (ii) the incentivized deductions.

b) Composition of income tax and social contribution in the consolidated statement of income

R$ thousands

	2nd quarter		Six-month period ended June 30	
	2023	2022	2023	2022
Current taxes:				
Income tax and social contribution payable	(690,604)	(3,582,671)	(4,323,659)	(6,677,456)
Deferred taxes:				
Constitution/realization in the period on temporary additions and exclusions	1,524,730	1,548,155	4,641,131	1,214,868
Use of opening balances of:				
Social contribution loss	55,314	(195,629)	(186,063)	(354,134)
Income tax loss	73,161	(240,287)	(229,825)	(439,718)
Addition on:				
Social contribution loss	19,722	33,633	122,294	68,595
Income tax loss	38,001	97,471	194,668	189,409
Total deferred tax expense	1,710,928	1,243,343	4,542,205	679,020
Income taxes	1,020,324	(2,339,328)	218,546	(5,998,436)

c) Deferred income tax and social contribution presented in the consolidated statement of financial position

R$ thousands

	Balance on December 31, 2022	Amount recorded	Amount realized	Balance on 06/30/2023
Provisions for credit losses	51,069,942	8,732,086	(6,075,784)	53,726,244
Civil provisions	3,509,401	281,115	(467,795)	3,322,721
Tax provisions	3,262,369	144,102	(286,657)	3,119,814
Labor provisions	2,686,565	209,285	(420,802)	2,475,048
Impairment of securities and investments	2,441,248	386,095	(94,229)	2,733,114
Non-financial assets held for sale	761,800	105,742	(124,316)	743,226
Adjustment to fair value of securities	80,520	478,635	(68,259)	490,896
Amortization of goodwill	406,655	11,769	(11,885)	406,539
Provision for interest on own capital	-	1,177,326	-	1,177,326
Other	4,252,333	1,707,439	(1,013,424)	4,946,348
Total deductible taxes on temporary differences	68,470,833	13,233,594	(8,563,151)	73,141,276
Income tax and social contribution losses in Brazil and overseas	19,128,543	316,962	(415,888)	19,029,617
Subtotal	87,599,376	13,550,556	(8,979,039)	92,170,893
Adjustment to fair value of securities at fair value through other comprehensive income	3,767,052	118,585	(2,991,840)	893,797
Total deferred tax assets (1)	91,366,428	13,669,141	(11,970,879)	93,064,690
Deferred tax liabilities (1)	8,785,135	1,174,214	(1,144,902)	8,814,447
Net deferred taxes (1)	82,581,293	12,494,927	(10,825,977)	84,250,243

				R$ thousands
	Balance on 12/31/2021	Amount recorded	Amount realized	Balance on 06/30/2022
Provisions for credit losses	44,561,831	7,645,734	(4,097,762)	48,109,803
Civil provisions	4,011,932	151,727	(327,013)	3,836,646
Tax provisions	3,401,251	151,623	(121,964)	3,430,910
Labor provisions	2,996,377	225,471	(308,543)	2,913,305
Impairment of securities and investments	3,912,172	241,314	(1,564,902)	2,588,584
Non-financial assets held for sale	845,667	72,117	(108,914)	808,870
Adjustment to fair value of securities	353,503	2,153	(340,425)	15,231
Amortization of goodwill	406,887	11,781	(11,893)	406,775
Provision for interest on own capital	-	754,713	-	754,713
Other	5,420,086	1,470,240	(1,423,113)	5,467,213
Total deductible taxes on temporary differences	**65,909,706**	**10,726,873**	**(8,304,529)**	**68,332,050**
Income tax and social contribution losses in Brazil and overseas	18,701,919	347,853	(793,852)	18,255,920
Subtotal	**84,611,625**	**11,074,726**	**(9,098,381)**	**86,587,970**
Adjustment to fair value of securities at fair value through other comprehensive income	1,935,615	2,713,877	(402,407)	4,247,085
Total deferred tax assets (1)	**86,547,240**	**13,788,603**	**(9,500,788)**	**90,835,055**
Deferred tax liabilities (1)	8,011,814	1,501,606	(574,403)	8,939,017
Net deferred taxes (1)	**78,535,426**	**12,286,997**	**(8,926,385)**	**81,896,038**

(1) Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position within each taxable entity, which was a total of R$6,623,857 thousand in 2023 (R$7,151,843 thousand in 2022).

Deferred tax assets were measured using the rates applicable to the period projected for its realization and is based on the projection of future results and on a technical analysis. On June 30, 2023, there was a total of R$14,087 thousand (R$16,550 thousand as of December 31, 2022) of unrecognized deferred tax assets, primarily related to temporary differences. These deferred tax assets will only be recorded when their realization is considered probable.

d) Expected realization of deferred tax assets on temporary differences and carry-forward tax losses

					On June 30, 2023 - R$ thousands
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2023	6,289,187	4,999,417	323,017	78,841	11,690,462
2024	13,624,600	10,810,783	162,555	96,379	24,694,317
2025	5,307,747	4,285,277	108,447	73,283	9,774,754
2026	5,908,644	4,740,210	115,133	69,714	10,833,701
2027	5,789,400	4,248,490	131,948	78,819	10,248,657
2028	2,154,908	1,693,561	1,593,405	1,263,905	6,705,779
2029	205,608	154,350	2,692,581	2,165,209	5,217,748
2030	1,020,641	787,236	2,834,710	2,250,894	6,893,481
2031	353,298	216,288	2,222,222	2,406,775	5,198,583
2032	340,986	210,645	92,231	269,549	913,411
Total	40,995,019	32,146,257	10,276,249	8,753,368	92,170,893

The projected realization of tax credits is an estimate and is not directly related to expected accounting profits. As of calendar year 2025, the new rules for deductibility of credit losses, established by Law No. 14,467/2022, were contemplated.

e) Deferred tax liabilities

	R$ thousands			
	Balance on December 31, 2022	Amount recorded	Realized/Decrease	Balance on June 30, 2023
Fair value adjustment to securities and derivative financial instruments	1,310,556	248,275	(204,360)	1,354,471
Difference in depreciation	434,496	77,455	-	511,951
Judicial deposit	2,735,883	305,573	(248,668)	2,792,788
Other	4,304,200	542,911	(691,874)	4,155,237
Total deferred tax expense	8,785,135	1,174,214	(1,144,902)	8,814,447

	R$ thousands			
	Balance on December 31, 2021	Amount recorded	Realized/Decrease	Balance on June 30, 2022
Fair value adjustment to securities and derivative financial instruments	1,824,164	478,974	(484,237)	1,818,901
Difference in depreciation	274,687	77,228	(3)	351,912
Judicial deposit	2,326,652	265,267	(72,300)	2,519,619
Other	3,586,311	680,137	(17,863)	4,248,585
Total deferred tax expense	8,011,814	1,501,606	(574,403)	8,939,017

f) Income tax and social contribution on adjustments recognized directly in other comprehensive income

						R$ thousands
	On June 30, 2023			On December 31, 2022		
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Debt instruments at fair value through other comprehensive income	6,628,606	(2,798,040)	3,830,566	(3,624,066)	1,484,751	(2,139,315)
Exchange differences on translations of foreign operations	(8,693)	-	(8,693)	(75,132)	-	(75,132)
Other	(471,171)	212,027	(259,144)	210,576	(94,759)	115,817
Total	6,148,742	(2,586,013)	3,562,729	(3,488,622)	1,389,992	(2,098,630)

38) OPERATING SEGMENTS

The Company operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Company also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally, we are engaged in insurance, supplemental Pension Plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses accounting information prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Central Bank for the purposes of making decisions about allocation of resources to the segments and assessing their performance. The information of the segments shown in the following tables considers the specific procedures and other provisions of the Brazilian Financial Institutions Accounting Plan which includes the proportional consolidation of associates and joint ventures and the non-consolidation of exclusive funds.

The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

Our operations are substantially conducted in Brazil. Additionally, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover, we also have subsidiaries abroad, namely: Banco Bradesco Europa S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico) and Bradesco Bank.

No revenue from transactions with a single customers or counterparty represented 10% of the Company's revenue in 2023 and 2022.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

On June 30, 2023 - R$ thousands

	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	82,514,163	19,879,176	254,028	(346,130)	102,301,237	(1,335,927)	(1,299,063)	14,619,446	114,285,693
Expenses from financial intermediation (4)	(48,811,180)	(16,329,354)	(11)	355,701	(64,784,844)	285,662	2,672,785	(17,339,173)	(79,165,570)
Financial margin	33,702,983	3,549,822	254,017	9,571	37,516,393	(1,050,265)	1,373,722	(2,719,727)	35,120,123
Expected Credit Loss Associated with Credit Risk expense	(19,010,947)	-	-	-	(19,010,947)	-	-	4,213,337	(14,797,610)
Gross income from financial intermediation	14,692,036	3,549,822	254,017	9,571	18,505,446	(1,050,265)	1,373,722	1,493,610	20,322,513
Other income from insurance, pension plans and capitalization bonds	-	4,396,695	-	16,287	4,412,982	-	-	(2,581,717)	1,831,265
Fee and commission income and income from banking fees	16,533,322	863,663	2,669	(16,609)	17,383,045	(2,606,397)	(938,826)	(474,836)	13,362,986
Personnel expenses	(10,444,957)	(1,262,484)	(15,554)	-	(11,722,995)	422,671	-	1,068,198	(10,232,126)
Other administrative expenses (5)	(10,154,473)	(967,382)	(7,681)	220,028	(10,909,508)	477,569	(226,301)	(249,282)	(10,907,522)
Tax expenses	(3,358,968)	(690,917)	(12,060)	-	(4,061,945)	349,770	-	-	(3,712,175)
Share of profit (loss) of associates and jointly controlled entities	67,714	202,351	-	-	270,065	789,338	-	368	1,059,771
IR/CS and Other income/expenses	(2,830,520)	(1,946,088)	(73,668)	(229,277)	(5,079,553)	1,617,314	(208,595)	1,491,197	(2,179,637)
Net Income in June 30, 2023	4,504,154	4,145,660	147,723	-	8,797,537	-	-	747,538	9,545,075
Total assets	1,603,177,059	391,765,881	4,024,505	(114,946,038)	1,884,021,407	(8,077,004)	(33,322,325)	20,766,436	1,863,388,514
Investments in associates and joint ventures	69,396,118	3,158,318	1,100	(68,601,979)	3,953,557	5,445,318	-	(71,160)	9,327,715
Total liabilities	1,412,663,742	356,199,006	323,878	(46,344,059)	1,722,842,567	(8,077,004)	(33,322,325)	14,885,594	1,696,328,832

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the expected loss for financial assets, business models, and effective interest rates and business combinations;

(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and

(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

								On June 30, 2022 - R$ thousands	
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	72,803,417	18,638,757	187,351	(474,850)	91,154,675	(380,436)	(769,139)	9,134,167	99,139,267
Expenses from financial intermediation (4)	(34,213,987)	(15,079,873)	(397)	474,850	(48,819,407)	193,223	2,022,809	(11,156,257)	(57,759,632)
Financial margin	38,589,430	3,558,884	186,954	-	42,335,268	(187,213)	1,253,670	(2,022,090)	41,379,635
Expected Credit Loss Associated with Credit Risk expense	(13,182,481)	-	-	-	(13,182,481)	43,142	-	4,927,161	(8,212,178)
Gross income from financial intermediation	25,406,949	3,558,884	186,954	-	29,152,787	(144,071)	1,253,670	2,905,071	33,167,457
Other income from insurance, pension plans and capitalization bonds	-	3,390,858	-	3,308	3,394,166	-	-	(1,073,234)	2,320,932
Fee and commission income and income from banking fees	16,565,367	842,419	437,734	(375,398)	17,470,122	(2,314,121)	(968,202)	(775,398)	13,412,401
Personnel expenses	(9,550,953)	(1,132,866)	(213,291)	1,715	(10,895,395)	349,406	-	904,651	(9,641,338)
Other administrative expenses (5)	(9,816,298)	(777,234)	(481,890)	637,131	(10,438,291)	561,099	(257,257)	19,664	(10,114,785)
Tax expenses	(3,494,116)	(568,373)	(55,910)	-	(4,118,399)	326,361	-	-	(3,792,038)
Share of profit (loss) of associates and jointly controlled entities	17,676	79,652	3,823	-	101,151	566,712	-	(47,283)	620,580
IR/CS and Other income/expenses	(8,471,638)	(1,986,079)	142,848	(266,756)	(10,581,625)	654,614	(28,211)	(602,489)	(10,557,711)
Net Income in June 30, 2022	10,656,987	3,407,261	20,268	-	14,084,516	-	-	1,330,982	15,415,498
Total assets on June 30, 2022	1,528,022,407	358,735,239	6,875,308	(135,853,299)	1,757,779,655	(9,374,200)	(36,027,922)	17,772,315	1,730,149,848
Investments in associates and joint ventures on June 30, 2022	67,008,931	2,742,558	980,311	(67,691,238)	3,040,562	4,855,934	-	(72,120)	7,824,376
Total liabilities on June 30, 2022	1,343,115,971	327,348,620	1,152,440	(68,162,061)	1,603,454,970	(9,374,200)	(36,027,922)	14,718,379	1,572,771,227

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;

(3) Adjustments due to differences in accounting standards used in management reports and in the Organization's financial statements that were prepared in IFRS. The main adjustments refer to the expected loss of financial assets, business models, effective interest rate and business combination;

(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and

(5) Icludes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

As shown in the table and note (3) above, the adjustments arising from the differences between the criteria, procedures and rules used to prepare the operating segments in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen and the international accounting standard, in accordance with the pronouncements issued by the IASB, the main ones being: (i) expected losses on financial assets – R$438 thousand (2022 – R$(1,118) thousand; (ii) business models/effective interest rate/others – R$1,975 thousand (2022 – R$273 thousand ; (iii) insurance contracts – R$200 thousand (2022 – R$1.686 thousand; and (iv) business combination – R$4,524 thousand (2022 – R$4,431 thousand).

39) TRANSACTIONS WITH RELATED PARTIES

The Company has a policy for transactions with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

								R$ thousands
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On June 30, 2023	On December 31, 2022	On June 30, 2023	On December 31, 2022	On June 30, 2023	On December 31, 2022	On June 30, 2023	On December 31, 2022
Assets								
Loans and advances to banks	-	-	-	500,259	-	-	-	500,259
Securities and derivative financial instruments	91,127	87,464	328,546	245,323	-	-	419,673	332,787
Loans and other assets	12	11	1,100,875	709,437	161,517	205,947	1,262,404	915,395
Liabilities								
Customer and financial institution resources	3,698,866	3,386,794	4,277,417	674,112	543,266	559,901	8,519,549	4,620,807
Securities and subordinated debt securities	20,461,601	17,095,011	3	-	937,031	940,719	21,398,635	18,035,730
Other liabilities (4)	1,502,211	1,920,329	12,434,035	15,019,045	1,612	39,826	13,937,858	16,979,200

								For the six-month period ended June 30 - R$ thousands
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2023	2022	2023	2022	2023	2022	2023	2022
Revenues and expenses								
Net interest income	(1,542,989)	(643,851)	(87,841)	(1,410)	(100,936)	(59,592)	(1,731,766)	(704,853)
Income from services provided	80	87	117,843	62,465	125	19	118,048	62,571
Other expenses net of other operating revenues	43,501	34,890	(1,074,388)	(954,455)	(11,675)	(383,991)	(1,042,562)	(1,303,556)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 13;

(3) Members of the Board of Directors and the Board of Executive Officers; and

(4) It includes interest on equity.

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders' Meeting:

- The annual total amount of management compensation, set forth at the Board of Directors' Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and

- The amount allocated to finance Management Pension Plans, within the Employee and Management pension plan of the Bradesco Company.

For 2023, the maximum amount of R$649,622 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Company, and R$596,300 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB (class B preferred shares) shares issued by BBD Participações S.A. and/or PN (preferred shares) shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a Management compensation policy for financial institutions.

Short-term benefits for Management

				R$ thousands
	2nd quarter		Six-month period ended June 30	
	2023	2022	2023	2022
Salaries	156,506	192,519	312,786	384,440
Total	156,506	192,519	312,786	384,440

Post-employment benefits

				R$ thousands
	2nd quarter		Six-month period ended June 30	
	2023	2022	2023	2022
Defined contribution pension plans	149,860	122,569	295,008	243,782
Total	149,860	122,569	295,008	243,782

The Company has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

b) Equity participation

The members of the Board of Directors and the Board of the Executive Officers had, together directly, the following shareholding in Bradesco:

Direct ownership	On June 30, 2023	On December 31, 2022
Common shares	0.34%	0.34%
Preferred shares	0.84%	0.83%
Total shares (1)	0.92%	0.58%

(1) On June 30, 2023, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.84% of common shares, 0.89% of preferred shares and 1.86% of all shares (on December 31, 2022 – 2.62% of common shares, 0.87% of preferred shares and 1.75% of all shares).

40) RISK MANAGEMENT

The risk management activity is highly strategic due to the increasing complexity of products and services and the globalization of the Company's business. The dynamism of the markets leads the Company to constantly seek to improve this activity.

The Company carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

Scope of Risk Management

The Company's risk management scope reaches a wide vision of risks within the Company, allowing risks at a consolidated level to be supported by the corporate risk management process in order to support the development of the Company's activities. To this end, the Company's action is carried out by means of three lines of defense in which they all contribute to provide reasonable assurance that the specified goals are reached:

- **First line**, represented by the business areas and areas of support, responsible for identifying, assessing, reporting and managing the inherent risks as part of the day-to-day activities. In addition, they are responsible for the execution of controls, in response to the risks, and/or for the definition and implementation of action plans to ensure the effectiveness of the internal control environment, while keeping risks within acceptable levels;
- **Second line**, represented by the areas of supervision, responsible for establishing policies and procedures of risk management and compliance for the development and/or monitoring of controls in the first line of defense, in addition to the activities and responsibilities associated with independent validation of models. In this line, we highlight the Departments of Integrated Risk Control, Compliance, Conduct and Ethics, Legal, and Corporate Security, among others;
- **Third line**, represented by the General Inspectorate Department Audit and General Inspectory, which is responsible for assessing independently the effectiveness of the risk management and internal controls, including the form by which the first and second lines accomplish their goals, reporting the results of their work to the Board of Directors, the Audit Committee, Fiscal Council and senior management.

Risk Appetite Statement (RAS)

The risk appetite refers to the types and levels of risks that the Company is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument that summarizes the risk culture of the Company.

At the same time, RAS emphasizes the existence of an efficient process of assignments in the operational risk management and in the performance of control functions, as well as for mitigation and disciplinary actions and processes of scheduling and reporting to Senior Management upon breach of the risk limits or control processes established.

The Risk Appetite Statement is reviewed on annual basis[1], or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

[1] The Risk Committee, in relation to the RAS, has the following attributions: to assess the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management, taking risks into account individually and in an integrated manner; and b) to supervise compliance, by the institution's Board of Executive Officers, with the terms of the RAS.

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Company to all its members.

Dimensions of Risk Appetite

For the many types of risks, whether measurable or not, the Company established control approaches, observing the main global dimensions: Solvency, Liquidity, Profitability, Credit, Market, Operational, Cyber Security, Socioenvironmental, Climate, Reputation, Model and Qualitative Risks.

Risk and Capital Management Structures

Risk and capital management structures also comprise various committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Company in decision-making.

The Company has the Integrated Risk and Capital Allocation Management Committee – COGIRAC, whose duty is to advise the Director-CEO in performing its duties, related to the management and control of all risks, and to the capital of the Company.

The risk management structure also has the Executive Committees for: a) Risk Monitoring, b) Risk Management, c) PLDFT/Sanctions and Information Security/Cyber, there is also the Executive Committee for Products, Services and Partnerships and the Executive Committees of the business areas which, among their attributions, suggest the limits of exposure to their respective risks and prepare mitigation plans to be submitted for evaluation by the Risk Committee and deliberation by the Board of Directors.

In addition, it is the responsibility of the Risk Committee to assess the structure of the Company's risk management and occasionally propose improvements and challenge the Group's risk structure in the face of new trends and threats, as well as to advise the Board of Directors in the performance of its assignments related to the management and control of risks and capital.

Stress Test Program

The risk management structure has a stress test program defined as a coordinated set of processes and routines, containing own methodologies, documentation and governance, whose principal purpose is to identify potential vulnerabilities of the institution. Stress tests are exercises of prospective evaluation of the potential impacts of specific events and circumstances on capital, on liquidity or on the value of a particular portfolio of the Company.

In the Program of Stress Tests, the scenarios are designed by the Department of Research and Economic Studies – DEPEC and discussed with the Business areas, DCIR, Department of Controllership, among other areas. The scenarios and results are discussed and approved by the Stress Testing Technical Commission - COTES, being validated by COGIRAC. Afterwards, they are submitted for assessment by the Risk Committee and deliberated by the Board of Directors, which beyond these scenarios and results of the stress tests, is the responsible for the approval of the program and for the directives to be followed.

40.1. Capital Management

The Group manages capital involving the control and business areas, in accordance with the guidelines of the Executive Board and the Board of Directors and has a governance structure composed of Commissions, Committees and the highest body is the Board of Directors.

The Controllership Department is responsible for complying with the determinations of the Central

Bank of Brazil, relevant to capital management activities and for supporting the Senior Management with analyzes and projections of the availability and need for capital, identifying threats and opportunities that contribute to the planning sufficiency and optimization of capital levels.

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Company's strategic goals to support the risks inherent to its activities.

In this way, it adopt's a forward-looking stance, of three years, when elaborating its capital plan, anticipating the need for capital, as well as establishing procedures and contingency actions to be considered in adverse scenarios, taking into account possible changes in the conditions of the regulatory, economic and business environment in which it operates.

To ensure a sound capital composition to support the development of its activities and to ensure adequate coverage of risks incurred, the group maintains periodic monitoring of capital projections considering a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The management buffer is in line with market practices and the regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The results from the Group's capital projections are submitted to the Senior Management, pursuant to the governance established. In addition, the Company's regulatory capital sufficiency is monitored by periodically calculating the Basel Ratio, Tier I Ratio and Common Equity Ratio of the Prudential Conglomerate (the Prudential Conglomerates is a sub-set of the consolidated Organization defined for regulatory capital purposes and includes: (i) the financial institutions authorized to function by the Central Bank of Brazil; (ii) consortium administrators; (iii) payment institutions; (iv) companies that acquire credit operations, including real estate or credit rights; (v) other legal entities domiciled in Brazil which invest in these companies; and (vi) funds in which any of the other members of the Prudential Conglomerate hold or retain substantial risks and / or benefits).

Details of Reference Equity (PR), Capital and Liquidity Ratios

The following table presents the main metrics established by prudential regulation (orders financial institutions to comply with requirements to cope with risks associated with their financial activities), such as regulatory capital, leverage ratio and liquidity indicators:

Calculation basis - Basel Ratio	R$ thousands	
	Basel III	
	On June 30, 2023	On December 31, 2022
	Prudential	
Regulatory capital - values		
Common equity	109,281,132	106,500,779
Level I	123,250,090	120,624,009
Reference Equity - RE	148,608,470	144,282,538
Excess of resources invested in permanent assets	-	-
PR Highlight	-	-
Risk-weighted assets (RWA) - amounts		
Total RWA	956,139,751	971,611,195
Regulatory capital as a proportion of RWA		
Index of Common equity - ICP	11.4%	11.0%
Level 1 Index	12.9%	12.4%
Basel Ratio	15.5%	14.8%
Additional Common Equity (ACP) as a proportion of RWA		
Additional Common Equity Conservation - ACPConservation	2.50%	2.50%
Additional Contracyclic Common Equity - ACPContracyclic	0.00%	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.50%
Excess Margin of Common Equity	3.43%	2.96%
Leverage Ratio (AR)		
Total exposure	1,664,284,137	1,639,736,361
AR	7.4%	7.4%
Short Term Liquidity Indicator (LCR)		
Total High Quality Liquid Assets (HQLA)	212,771,338	198,600,676
Total net cash outflow	119,211,546	124,038,502
LCR	178.5%	160.1%
Long Term Liquidity Indicator (NSFR)		
Available stable funding (ASF)	888,265,493	877,734,697
Stable resources required (RSF)	721,726,562	728,633,715
NSFR	123.1%	120.5%

(1) Failure to comply with ACP (public civil action) rules would result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

40.2. Credit risk

Credit risk refers to the possibility of losses associated with the borrower's or counterparty's failure to comply with their financial obligations under the terms agreed, as well as the fall in value of loan agreements resulting from deterioration in the borrower's risk rating, the reduction in gains or remunerations, benefits granted to borrowers in renegotiations, recovery costs and other costs related to the counterparty's noncompliance with the financial obligations. Additionally, it includes the concentration risk and the country/transfer risk.

Credit risk management in the Company is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of transactions in order to preserve the integrity and autonomy of the processes.

The Company controls the exposure to credit risk which comprises mainly loans and advances, loan

commitments, financial guarantees provided, securities and derivatives.

With the objective of not compromising the quality of the portfolio, aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Company maps the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers and mitigation plans.

Counterparty Credit Risk

The counterparty credit risk to which the Company is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial asset trades involving bilateral flows, including the settlement of derivative financial instruments.

The Company exercises control over the replacement cost and potential future exposures from operations where there is counterparty credit risk. Thereby, each counterparty's exposure referring to this risk is treated in the same way and is part of general credit limits granted by the Company's to its customers.

In short, the Counterparty Credit Risk management covers the modeling and monitoring (i) of the consumption of the credit limit of the counterparties, (ii) of the portion of the adjustment at fair value of the portfolio of credit derivatives (CVA – Credit Value Adjustment) and (iii) of the respective regulatory and economic capital. The methodology adopted by the Company establishes that the credit exposure of the portfolio to certain counterparty can be calculated based on the Replacement Cost (RC) of its operations in different scenarios of the financial market, which is possible through the Monte Carlo simulation process.

In the context of risk management, the Company performs the calculation of economic capital for credit risk, in order to contemplate the portfolio of derivatives segragated by the counterpart both for the definition of the EAD (Exposure at Default) and the CVA (Credit Value Adjustment).

Also in this context, the Company conducts studies of projection of capital, for example of the Stress Test of the ICAAP (Evaluation of Capital Adequacy) and TEBU (Bottom-Up Stress Test). These are multidisciplinary programs involving minimally the areas of Business and Economic Departments, of Budget/Result and Risk.

Regarding the forms of mitigating the counterparty credit risk that the Company is exposed to, the most usual is the composition of guarantees as margin deposits and disposal of public securities, which are made by the counterparty with the Company or with other trustees, whose counterparty's risks are also appropriately evaluated.

The calculation of the value of the exposure relating to credit risk of the counterpart arising from operations with derivative instruments subject to the calculation of the capital requirement through the standardized approach (RWA_{CPAD}) has been updated following the Central Bank of Brazil's Circular No. 3,904/18.

Credit-Risk Management Process

The credit risk management process is conducted in a corporation-wide manner. This process involves several areas with specific duties, ensuring an efficient structure. Credit risk measurement and control are conducted in a centralized and independent manner.

Both the governance process and limits are validated by the Integrated Risk and Capital Allocation

Management Committee, submitted for approval by the Board of Directors, and reviewed at least once a year.

The structure of credit risk management is part of the second line of the Company, several areas actively participate in improving the client risk rating models.

This structure reviews the internal processes, including the roles and responsibilities and training and requirements, as well as conducts periodic reviews of risk evaluation processes to incorporate new practices and methodologies.

Credit Concession

The Company's strategy is to maintain a wide client base and a diversified credit portfolio, both in terms of products and segments, commensurate with the risks undertaken and appropriate levels of provisioning and concentration.

Under the responsibility of the Credit Department, lending procedures are based on the Company's credit policy emphasizing the security, quality and liquidity of the lending. The process is guided by the risk management governance and complies with the rules of the Central Bank of Brazil.

The methodologies adopted value business agility and profitability, with targeted and appropriate procedures oriented to the granting of credit transactions and establishment of operating limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data, behaviors and transactional) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to the submission of proposals depends on its size, the total exposure to the Company, the guarantees offered, the level of restriction and their credit risk score/rating. All business proposals are subject to technical analysis and approval of by the Credit Department.

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors.

Loan proposals pass through an automated system with parameters set to provide information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations.

There are exclusive Credit and Behavior Scoring systems for the assignment of high volume, low principal loans in the Retail segment, meant to provide speed and reliability, while standardizing the procedures for loan analysis and approval.

Business is diversified wide-spread and aimed at individuals and legal entities with a proven payment capacity and solvency, seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted.

Credit Risk Rating

The Company has a process of Governance practices and follow-ups. Practices include the

Governance of Concession Limits and Credit Recovery, which, depending on the size of the operation or of the total exposure of the counterpart, require approval at the level of the Board of Directors. In addition, follow-ups are made frequently of the portfolio, with evaluations as to their evolution, delinquency, provisions, vintage studies, and capital, among others.

In addition to the process and governance of limits for approval of credit and recovery, in the risk appetite defined by the Company, the concentration limits of operations for the Economic Group, Sector and Transfer (concentration per countries) are monitored. In addition to the indicators of concentration, a specific indicator was established for the level of delinquencies above 90 days for Individuals (PF), the indicator of problem asset and an indicator of Margin of Economic Capital of Credit Risk, in order to monitor and track the capital in the economic and regulatory visions.

The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of Special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the pricing of operations, but also for defining the guarantees.

The methodology used also follows the requirements established by the Resolution No. 4,945 of the National Monetary Council and includes analysis of social and environmental risk in projects, aimed at evaluating customers' compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of operations contracted by the Company's economic groups/ customers is distributed on a graduation scale in levels. This ensures greater adherence to the requirements set forth in the Basel Capital Accord and preserves the criteria established by Resolution No. 2,682 of the National Monetary Council for the constitution of the applicable provisions.

In a simplified manner, the risk classifications of the operations are determined on the basis of the credit quality of economic groups/ customers defined by the Customer Rating, warranties relating to the contract, modality of the credit product, behavior of delinquencies in the payment, notes/restrictions and value of credit contracted.

Customer rating for economic groups are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are carried out by economic group and periodically monitored in order to preserve the quality of the loan portfolio.

For individuals, in general, Customer Ratings are also based on statistical procedures and analysis of variables that discriminate risk behavior. This is done through the application of statistical models for credit evaluation.

The Customer Rating is used, in sets with several decision variables, to analyze the granting and/or renewal of operations and credit limits, as well as for monitoring the deterioration of the customers' risk profile.

Control and Monitoring

The credit risk of the Company has its control and corporate follow-up performed in the Credit Risk area of the Integrated Risk Control Department – DCIR. The Department advises the Executive Committee on Risk Management, in which methodologies for measuring credit risk are discussed and formalized. Significant issues discussed in this Committee are reported to the Integrated Risk and Capital Allocation Management Committee.

In addition to committee meetings, the area holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, delinquency, troubled assets, restructurings, credit recoveries, losses, limits and concentrations of portfolios, allocation of economic and regulatory capital, among others.

The area also monitors any internal or external event that may cause a significant impact on the Company's credit risk, such as spin-offs, bankruptcies and crop failures, in addition to monitoring economic activity in the sectors to which the company has significant risk exposures.

Internal Report

Credit risk is monitored on a timely basis in order to maintain the risk levels within the limits established by the Company. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management.

With the objective of highlighting the risk situations, that could result in the customers' inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, national managers, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers, such as assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others, providing both a macro-level and detailed view of the information, and also enabling a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

Measurement of Credit Risk

Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance.

The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes.

The estimate of expected loss of financial assets is divided into three categories (stages):

- Stage 1: Financial assets with no significant increase in credit risks;
- Stage 2: Financial assets with significant increase in credit risks; and
- Stage 3: Financial assets that are credit impaired.

The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers' profile, the product type and the current payment status, as shown below:

Retail and Wholesale Portfolios:

- Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
- Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
- Stage 3 (Defaulted or "impaired"): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt;
- Re-categorization from stage 3 to stage 2: Financial assets that settled overdue amounts and whose internal ratings migrated to medium risk; and
- Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk.

The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD).

The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation.

EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer.

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments:

				R$ thousands
	On June 30, 2023		On December 31, 2022	
	Gross value	Expected credit loss	Gross value	Expected credit loss
Financial assets				
Cash and balances with banks (Note 5)	138,217,137	-	122,521,755	-
Financial assets at fair value through profit or loss (Note 6)	363,728,817	-	301,899,028	-
Debt instruments at fair value through other comprehensive income (Note 8) (1)	202,514,527	(154,036)	215,588,278	(301,284)
Loans and advances to banks (Note 10)	177,114,912	(5,808)	122,516,581	(28,252)
Loans and advances to customers (Note 11)	628,117,265	(56,037,049)	656,866,564	(54,447,957)
Securities at amortized cost (Note 9)	189,468,633	(3,683,200)	214,651,905	(3,040,831)
Other financial assets (Note 16)	71,048,178	-	65,705,559	-
Other financial instruments with credit risk exposure				
Loan Commitments (Note 11 and 24)	295,640,757	(2,306,444)	319,075,802	(2,997,091)
Financial guarantees (Note 11 and 24)	98,457,431	(1,195,879)	97,960,932	(1,768,949)
Total risk exposure	2,164,307,657	(63,382,416)	2,116,786,404	(62,584,364)

(1) Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

Loans and advances to customers

Concentration of credit risk

	R$ thousands	
	On June 30, 2023	On December 31, 2022
Largest borrower	0.9%	0.9%
10 largest borrowers	5.7%	6.4%
20 largest borrowers	8.5%	9.4%
50 largest borrowers	12.3%	13.5%
100 largest borrowers	15.2%	16.6%

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

	R$ thousands			
	On June 30, 2023	%	On December 31, 2022	%
Public sector	4,703,822	0.7	5,449,228	0.8
Oil, derivatives and aggregate activities	3,782,743	0.6	4,342,100	0.7
Production and distribution of electricity	886,862	0.1	1,066,832	0.2
Other industries	34,217	-	40,296	-
Private sector	623,413,443	99.3	651,417,336	99.2
Companies	266,310,078	42.4	293,805,799	44.7
Real estate and construction activities	19,974,507	3.2	24,776,946	3.8
Retail	42,553,591	6.8	46,126,498	7.0
Services	56,750,332	9.0	61,001,335	9.3
Transportation and concession	25,664,455	4.1	27,532,277	4.2
Automotive	7,543,060	1.2	11,151,798	1.7
Food products	14,027,596	2.2	12,562,156	1.9
Wholesale	18,821,620	3.0	24,397,104	3.7
Production and distribution of electricity	6,008,344	1.0	6,527,815	1.0
Siderurgy and metallurgy	8,573,698	1.4	9,381,575	1.4
Sugar and alcohol	7,106,042	1.1	8,110,881	1.2
Other industries	59,286,833	9.4	62,237,414	9.5
Individuals	357,103,365	56.9	357,611,537	54.4
Total portfolio	628,117,265	100.0	656,866,564	100.0
Expected credit loss	(56,037,049)		(54,447,957)	
Total of net loans and advances to customers	572,080,216		602,418,607	

Credit Risk Mitigation

Potential credit losses are mitigated by the use of a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives, or netting arrangements. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its market value, the guarantors' counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial

instrument – its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated throughout the period of the transaction. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

The table below shows the fair value of guarantees of loans and advances to customers.

	R$ thousands			
	On June 30, 2023		On December 31, 2022	
	Book value (1)	Fair Value of Guarantees	Book value (1)	Fair Value of Guarantees
Companies	271,013,900	133,873,025	299,255,027	119,422,414
Stage 1	230,644,216	123,703,127	260,930,040	110,048,239
Stage 2	9,274,096	4,694,457	10,397,088	4,280,315
Stage 3	31,095,588	5,475,441	27,927,899	5,093,860
Individuals	357,103,365	238,492,766	357,611,537	228,720,031
Stage 1	282,328,542	197,885,438	292,656,355	195,708,576
Stage 2	33,662,291	31,855,196	31,531,058	25,873,396
Stage 3	41,112,532	8,752,132	33,424,124	7,138,059
Total	628,117,265	372,365,791	656,866,564	348,142,445

(1) Of the total balance of loan operations, R$395,228,902 thousand (December 31, 2022 – R$434,935,659 thousand) refers to operations without guarantees.

40.3. Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and market interest rates of the Company's financial instruments, such as your asset and liability transactions that may have mismatched amounts, maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Company's exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored on a timely basis independently of the business areas.

All transactions that expose the Company to market risk are identified, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

In line with the best Corporate Governance practices, with the objective of preserving and strengthening the management of market risk in the Group, as well as complying with the provisions of Resolution No. 4,557, of the National Monetary Council, the Board of Directors approved the Market Risk, which is reviewed at least annually by the competent Committees and by the Board of Directors, providing the main guidelines for accepting, controlling and managing market risk. In addition to this policy, the Group has specific rules to regulate the market risk management process, as follows:

- Classification of Operations;
- Reclassification of Operations;
- Trading of Public or Private Securities;
- Use of Derivatives; and
- Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process, comprising from business areas

to the Board of Directors; it involves various areas, each with specific duties in the process. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Company be the first financial institution in the country authorized by the Central Bank of Brazil to use its internal market risk models to calculate regulatory capital requirements since January 2013. This process is also revised at least once a year by the Committees and approved the Board of Directors itself.

Determination of Limits

Proposed market-risk limits are validated by specific Committees and submitted for approval by the Integrated Risk and Capital Allocation Management Committee, and then for approval by the Board of Directors. Based on the business' characteristics, they are segregated into the following Portfolios:

Trading Portfolio: it comprises all financial assets at fair value through profit or loss, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those intended for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The risks of this portfolio are monitored through:

- Value at Risk (VaR);
- Stress Analysis (measurement of negative impact of extreme events, based on historical and prospective scenarios);
- Income; and
- Financial Exposure/Concentration.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Group's other businesses and their respective hedges. Portfolio risks in these cases are monitored by:

- Variation of economic value due to the variation in the interest rate – ΔEVE (Economic Value of Equity); and
- Variation of the net revenue of interest due to the variation in the rate of interest – ΔNII (Net Interest Income).

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, Value at Risk (VaR), Economic Value of Equity (EVE), Net Interest Income (NII) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure.

Trading and Regulatory Portfolio

Trading Portfolio risks are mainly controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of extreme economic shocks and events that are financially unfavorable to the Company's positions. The analysis uses stress scenarios prepared by the Market Risk area and the Company's economists based on historical and prospective data for the risk factors in which the Company portfolio.

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio foreign currency and commodities exposures). It should be noted that for the measurement of all the risk factors of the portfolio of options are applied the historical simulation models and Delta-

Gamma-Vega, prevailing the most conservative between the two. A minimum 252-business-day period is adopted to calculate volatilities, correlations and historical returns.

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio are determined on a credit risk basis, as per Central Bank of Brazil resolution, i.e., are not included in the market risk calculation.

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is mainly based on the Economic Value of Equity (EVE) and Net Interest Income (NII) methodologies, which measure the economic impact on the positions and the impact in the Company's income, respectively, according to scenarios prepared by the Company's economists. These scenarios determine the positive and negative movements of interest rate curves that may affect Company's investments and capital-raising.

The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected. Therefore, the difference between the values obtained for the portfolio will be the Delta EVE.

In the case of the NII – Interest Earning Portion, the methodology intends to calculate the Company's variation in the net interest income (gross margin) due to eventual variations in the interest rate level, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the customers are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined, studies for the verification of historical behaviors are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated.

Financial Instrument Pricing

The Mark-to-Market Commission (CMM), is responsible for approving or submitting fair value models to the Market and Liquidity Risk Commission. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the CMM and for the submission of matters to the Executive Committee for Risk Management for reporting or approval, whichever is the case.

Whenever possible, the Bank uses prices and quotes from the securities, commodities and futures exchange and the secondary markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the instruments, which also follow the same CMM approval procedure and are submitted to the Company's validation and assessment processes.

Fair value criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

Financial instruments to be included in the Trading Portfolio must be approved by the Treasury or Products, Services and Partnerships Executive Committee and have their pricing criteria defined by

the CMM.

The following principles for the fair value process are adopted by the Company:

- Commitment: the Company is committed to ensuring that the prices used reflect the fair value of the operations. Should information not be found, the Company uses its best efforts to estimate the fair value of the financial instruments;
- Frequency: the formalized fair value criteria are applied on a daily basis;
- Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the fair value criteria;
- Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Company; and
- Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation Areas – AVIM and by Regulatory Agencies.

Control and Follow-Up

Market risk is controlled and monitored by an independent area, the DCIR, which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, Trading Portfolio positions are discussed once every fifteen days by the Treasury Executive Committee, while Banking Portfolio positions and liquidity reports are examined by the Asset and Liability Management Treasury Executive Committee.

At both meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Management Committee and submitted to approval of the Board of Directors, which are revised at least once a year.

Should any threshold controlled by the DCIR be exceeded, the head of the business area responsible for the position is informed that threshold was reached, and the Integrated Risk and Capital Allocation Management Committee is called in timely fashion to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called to approve the new threshold or revise the position strategy.

Internal Communication

The market risk department provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

Reporting is conducted through an alert system, which determines the addressees of risk reports as previously determined risk threshold percentage is reached; therefore, the higher the risk threshold consumption, more Senior Management members receive the reports.

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of transactions and the use of derivatives by the Treasury Department, the Company created specific procedures that were approved by the competent Committees.

The hedge transactions executed by Bradesco's Treasury Department must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the

Treasury books, and must use assets and derivatives authorized to be traded in each of their books to:

- control and classify the transactions, respecting the exposure and risk limits in effect;
- alter, modify or revert positions due to changes in the market and to operational strategies; and
- reduce or mitigate exposures to transactions in inactive markets, in conditions of stress or of low liquidity.

For derivatives classified in the "hedge accounting" category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

Cash flow Hedge

Bradesco maintains cash flow hedges. See more details in Note 7.

Standardized and "Continuous Use" Derivatives

Company's Treasury Department may use standardized (traded on an exchange) and "continuous use" (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as "continuous use" are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as "continuous use" or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section are presented the evolution of financial exposure, the VaR calculated using the internal model and its backtesting and the Stress Analysis.

Financial Exposure – Trading Portfolio (Fair Value)

Risk factors				R$ thousands
	On June 30, 2023		On December 31, 2022	
	Assets	Liabilities	Assets	Liabilities
Fixed rates	63,301,591	66,175,316	35,805,135	30,863,080
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	6,893,708	4,452,339	5,054,212	4,950,999
Exchange coupon	333,730	665,128	602,486	698,161
Foreign Currency	3,987,077	4,342,422	2,890,254	3,038,402
Equities	5,297,008	5,270,736	4,637,904	4,642,523
Sovereign/Eurobonds and Treasuries	5,684,566	4,354,083	5,812,825	5,275,743
Other	1,181,175	242,622	1,262,258	734,094
Total	86,678,855	85,502,646	56,065,074	50,203,002

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$11,729 thousand for the six-month period ended June 30, 2023, with *IGP-M/IPCA* as the largest risk factor participation of the portfolio.

Risk factors	R$ thousands	
	On June 30, 2023	On December 31, 2022
Fixed rates	4,530	1,498
IGPM/IPCA	7,534	3,629
Exchange coupon	83	38
Foreign Currency	4,560	1,854
Sovereign/Eurobonds and Treasuries	595	1,964
Equities	7,511	3,524
Other	6,721	1,439
Correlation/diversification effect	(19,804)	(8,252)
VaR at the end of the year	11,730	5,694
Average VaR in the year	16,088	9,391
Minimum VaR in the year	4,982	4,661
Maximum VaR in the year	45,150	16,355

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gamma–Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon[2] (the highest between 10 days and the horizon of the portfolio) by the 'square root of time' method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

Risk factors	R$ thousands			
	On June 30, 2023		On December 31, 2022	
	VaR	Stressed	VaR	Stressed
Interest rate	31,940	39,901	14,475	42,853
Exchange rate	69,556	116,394	55,174	46,165
Commodity price (Commodities)	472	459	1,968	4,165
Equities	17,061	19,755	8,114	7,639
Correlation/diversification effect	(37,705)	(42,173)	(16,641)	(30,723)
VaR at the end of the year	81,324	134,336	63,090	70,099
Average VaR in the year	77,518	132,799	46,747	79,158
Minimum VaR in the year	26,739	54,047	33,170	41,474
Maximum VaR in the year	156,329	287,868	83,049	192,318

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.

[2] The maximum amount between the book's holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted.

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetical profit or loss, obtained from the same positions used in the VaR calculation, and with the effective profit or loss, also considering the intraday operations for which VaR was estimated.

The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exceptions accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Company, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.

The daily results corresponding to the last 250 business days, exceeded the respective VaR with a 99% confidence level not once in the hypothetical view and not once in the effective view in June/2023. In December/2022, the daily results corresponding to the last 250 business days exceeded the respective VaR with a confidence level of 99% once in the hypothetical vision and never in the effective vision.

According to the document published by the Basel Committee on Banking Supervision, breakouts would be classified as "Bad luck or the markets moved in a way not predicted by the model", that is, the volatility was significantly higher than the expected and/or correlations were different from those assumed by the model.

Stress Analysis – Trading Portfolio

The Company also assesses on a daily basis the possible impacts on profit or loss in stress scenarios considering a holding period of 20 business days, ie, how much prices or interest rates can change in 20 business days based on historical data and prospective scenarios. This metric is monitored with limits established in the governance process. The scenarios are defined for each risk factor and they are represented as a shock or discount factors which are applied to the trading book position, thus, the value calculated represents a possible loss of the trading book in a stress scenario:

		R$ thousands
	On June 30, 2023	On December 31, 2022
At the end of the year	225,081	77,668
Average in the year	181,996	118,174
Minimum in the year	94,289	53,384
Maximum in the year	318,578	265,347

Note: Values net of tax effects.

Sensitivity Analysis of Financial Exposures

The sensitivity analysis of the Company's financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis and carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions. As of December 31, 2022, the scenarios were:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Company has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Company.

Sensitivity Analysis – Trading Portfolio

R$ thousands

		Trading Portfolio (1) Scenarios					
		On June 30, 2023			On December 31, 2022		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	30	10,328	14,006	(63)	(21,058)	(41,285)
Price indexes	Exposure subject to variations in price index coupon rates	(3,429)	(114,311)	(228,021)	(3,129)	(51,918)	(110,853)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	-	39	80	(2)	(339)	(670)
Foreign currency	Exposure subject to exchange rate variations	1,919	47,972	95,943	800	20,000	40,000
Equities	Exposure subject to variation in stock prices	(147)	(3,670)	(7,340)	(130)	(3,256)	(6,512)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(218)	(24,064)	(45,653)	42	3,942	7,744
Other	Exposure not classified in other definitions	(42)	(1,041)	(2,081)	(135)	(866)	(1,730)
Total excluding correlation of risk factors		(1,887)	(84,747)	(173,066)	(2,617)	(53,495)	(113,306)

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 284 bps and 554 bps (scenarios 2 and 3 respectively) in June 30, 2023 (December 31, 2022 - the values were approximately 326 bps and 633 bps in scenarios 2 and 3 respectively).

Sensitivity Analysis – Trading and Banking Portfolios

R$ thousands

		Trading and Banking Portfolios (1) Scenarios					
		On June 30, 2023			On December 31, 2022		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	1,469	(95,138)	(550,150)	(7,204)	(2,730,345)	(5,582,444)
Price indexes	Exposure subject to variations in price index coupon rates	(25,465)	(2,377,936)	(4,420,226)	(20,236)	(2,290,418)	(4,152,134)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(835)	(103,728)	(199,182)	(1,134)	(135,476)	(259,477)
Foreign currency	Exposure subject to exchange rate variations	(11,691)	(292,278)	(584,556)	8,450	211,248	422,496
Equities	Exposure subject to variation in stock prices	(43,839)	(1,095,982)	(2,191,964)	(33,013)	(825,318)	(1,650,636)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,267)	(153,421)	(296,166)	943	(47,166)	(94,368)
Other	Exposure not classified in other definitions	39	965	1,929	(158)	(1,432)	(2,862)
Total excluding correlation of risk factors		(81,589)	(4,117,518)	(8,240,315)	(52,352)	(5,818,907)	(11,319,425)

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 289 bps and 569 bps (scenarios 2 and 3 respectively) in June 30, 2023 (December 31, 2022 - the values were approximately 346 bps and 675 bps in scenarios 2 and 3 respectively).

40.4. Liquidity risk

The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution to fail to trade a position at market price, due to its larger size as compared to the volume usually traded or in view of any market interruption.

The understanding and monitoring of this risk are crucial to enable the Company to settle operations in a timely manner.

Control and Monitoring

The liquidity risk management of the Company is performed using tools developed on platforms and validated by independent areas of the Company. Among the key metrics and indicators considered in the framework of liquidity risk, are:

- **Information on the Liquidity Coverage Ratio (LCR):** A measure of the sufficiency of liquid instruments to honor the cash outflows of the Company within the next thirty days in a scenario of stress;
- **Net Stable Funding Ratio (NSFR):** A measure of the sufficiency of structural funding to finance long-term assets in the balance sheet of the Company;
- Loss of deposits to different time horizons;
- Maps of concentration of funding in different visions (product, term and counterpart); and
- Integrated stress exercises where different dimensions of risk are addressed.

Limits were established for the main metrics, which can be strategic (approved up to the level of the Board of Directors) or operational (approved by the Treasury Executive Committee for Asset and Liability Management), based on flags, which trigger different levels of governance according to the percentage of use (consumption) of their respective limits.

Liquidity Risk Mitigation

The governance established for the liquidity risk management includes a series of recommendations to mitigate the risk of liquidity, among the main strategies, are:

- Diversification of funding as to the counterpart, product and term;
- Adoption of managerial limits of liquidity, in addition to those required by the regulator;
- Prior analysis of products which may affect the liquidity before their implementation; and
- Simulations of stress of liquidity of the portfolio.

Stress Tests

Due to the dynamics and criticality of this theme, the management and control of liquidity risk should happen every day and be based on stress scenarios. In this way, the main metric used for the monitoring of the liquidity risk of the Prudential Conglomerate is the Short-term Liquidity Coverage Ratio (LCR), which measures the adequacy of liquid resources to honor the commitments in the next thirty days considering a scenario of stress. Therefore, the daily management is performed through the stress test.

In addition to the LCR and other metrics of monitoring, simulations of stress scenarios in the long-term are performed, within the integrated stress test program (ICAAP for example), also to evaluate a possible deterioration of liquidity indicators for different time horizons.

Internal communication

Internal communication about liquidity risk, both between departments and between the different layers of internal governance is done through internal reports and committees involving both areas (Treasury and DCIR) and the Company's senior management.

Additionally, reports are distributed daily to the areas involved in management and control, as well as to senior management. Several analysis instruments are part of this process and are used to monitor liquidity, such as:

• Daily distribution of liquidity control instruments;
• Automatic intraday update of liquidity reports for the proper management of the Treasury Department;
• Preparation of reports with past and future movements, based on scenarios;
• Daily verification of compliance with the minimum liquidity level;
• Preparation of complementary reports in which the concentration of funding is presented by type of product, term and counterparty; and
• Weekly reports to senior management with behavior and expectations regarding the liquidity situation.

The liquidity risk management process has an alert system, which determines the appropriate level of reporting of risk reports according to the percentage of use of the established limits. Thus, the lower the liquidity ratios, the higher levels of management of the Company receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

							R$ thousands
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on June 30, 2023	Total on December 31, 2022
Deposits from banks	216,285,107	36,863,287	27,785,182	15,713,018	4,054,986	300,701,580	264,515,929
Deposits from customers	186,622,269	16,982,492	117,884,000	315,551,136	637,923	637,677,820	646,734,380
Securities issued	5,239,853	22,835,131	54,973,438	135,804,582	8,563,992	227,416,996	241,197,989
Subordinated debt	1,890,501	40,567	396,378	17,309,586	66,863,792	86,500,824	99,757,706
Other financial liabilities (1)	63,952,134	21,011,855	4,711,296	6,931,613	1,900,525	98,507,423	92,556,433
Total liabilities on June 30, 2023	473,989,864	97,733,332	205,750,294	491,309,935	82,021,218	1,350,804,643	
Total liabilities on December 31, 2022	476,065,660	75,194,853	223,897,813	480,138,935	89,465,176		1,344,762,437

(1) Include, mainly, credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds.

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The cash flows that the Company estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

In the Company, liquidity-risk management involves a series of controls, mainly related to the

establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Company are settled at net value, and include:

- Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and
- Interest rate derivatives – interest rate swaps, forward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.

The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

							R$ thousands
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on June 30, 2023	Total on December 31, 2022
Differential of swaps payable	224,083	487,496	523,117	143,862	1,875,981	3,254,539	3,939,676
Non-deliverable forwards	9,752,883	336,350	794,246	331,310	-	11,214,789	3,201,282
• Purchased	4,450,099	334,717	793,467	330,670	-	5,908,953	3,039,260
• Sold	5,302,784	1,633	779	640	-	5,305,836	162,022
Premiums of options	832,799	26,124	471,678	385,478	39,364	1,755,443	841,199
Other	598,410	330,017	751,029	279,166	-	1,958,622	1,357,646
Total of derivative liabilities on June 30, 2023	11,408,175	1,179,987	2,540,070	1,139,816	1,915,345	18,183,393	
Total of derivative liabilities on December 31, 2022	3,512,671	884,329	1,352,818	3,396,269	193,716		9,339,803

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Group segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

								R$ thousands
	Current			Non-current				
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity	Total on June 30, 2023	Total on December 31, 2022
Assets								
Cash and balances with banks	138,217,137	-	-	-	-	-	138,217,137	122,521,755
Financial assets at fair value through profit or loss	32,094,959	17,504,602	32,431,810	187,061,357	68,462,434	26,173,655	363,728,817	301,899,028
Debt instruments at fair value through other comprehensive income	2,604,919	7,242,652	6,124,929	105,194,872	72,339,354	9,007,801	202,514,527	215,588,278
Loans and advances to customers, net of impairment	74,847,562	135,270,980	78,762,397	216,256,100	66,943,177	-	572,080,216	602,418,607
Loans and advances to banks, net of impairment	141,767,829	30,314,701	2,679,919	2,266,299	80,356	-	177,109,104	122,488,329
Securities, net of provision for expected losses	8,172,402	8,463,079	17,132,182	111,411,054	40,606,716	-	185,785,433	211,611,074
Other financial assets (1)	58,830,711	758,424	222,147	7,690,766	3,546,130	-	71,048,178	65,705,559
Total financial assets on June 30, 2023	456,535,519	199,554,438	137,353,384	629,880,448	251,978,167	35,181,456	1,710,483,412	
Total financial assets on December 31, 2022	401,353,760	186,009,193	140,331,019	615,040,743	267,490,159	32,007,756		1,642,232,630
Liabilities								
Financial liabilities at amortized cost							-	
Deposits from banks	247,376,846	29,908,516	11,305,613	13,446,536	2,825,881	-	304,863,392	281,948,038
Deposits from customers (2)	199,371,806	36,856,167	89,234,610	265,804,614	143,209	-	591,410,406	590,682,206
Securities issued	7,671,164	55,171,621	25,881,614	130,975,432	9,509,756	-	229,209,587	222,257,328
Subordinated debt	1,970,355	49,001	366,628	2,517,378	11,050,635	33,507,468	49,461,465	52,241,332
Other financial liabilities (3)	63,952,134	21,011,855	4,711,296	6,931,613	1,900,525	-	98,507,423	92,556,433
Financial liabilities at fair value through profit or loss	1,504,552	1,811,976	4,429,946	11,962,880	4,445,860	-	24,155,214	13,341,324
Other financial instruments with credit risk exposure							-	
Loan Commitments	-	-	-	2,306,444	-	-	2,306,444	2,997,091
Financial guarantees	-	-	-	1,195,879	-	-	1,195,879	1,768,949
Insurance technical provisions and pension plans	281,004,711	-	-	42,341,323	-	-	323,346,034	304,755,965
Total financial assets on June 30, 2023	802,851,568	144,809,136	135,929,707	477,482,099	29,875,866	33,507,468	1,624,455,844	
Total financial liabilities on December 31, 2022	774,381,149	127,641,119	163,015,580	437,307,848	46,079,740	14,123,230		1,562,548,666

(1) Includes, primarily, foreign exchange operations, debtors for guarantee deposits and trading and intermediation of values;

(2) Demand deposits, savings deposits and technical provisions for insurance and pension plans, represented by "VGBL" and "PGBL" products, are classified within 1 to 30 days, without considering the historical average turnover; and

(3) Prmarily includes credit card operations, foreign exchange operations, trading and intermediation of securities, financial leasing and capitalization plans.

The tables below show the assets and liabilities of the Company segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

				R$ thousands
	Current	Non-current	Total on June 30, 2023	Total on December 31, 2022
Assets				
Total financial assets	793,443,341	917,040,071	1,710,483,412	1,642,232,630
Non-current assets held for sale	1,301,060	-	1,301,060	1,236,931
Investments in associated companies	-	9,327,715	9,327,715	8,970,513
Premises and equipment	-	11,499,798	11,499,798	11,971,122
Intangible assets and goodwill	-	19,562,046	19,562,046	18,799,813
Current income and other tax assets	4,986,193	9,769,107	14,755,300	14,440,840
Deferred taxes	27,681,356	58,759,478	86,440,834	84,214,585
Other assets	8,009,616	2,008,733	10,018,349	10,422,358
Total non-financial assets	41,978,225	110,926,877	152,905,102	150,056,162
Total assets on June 30, 2023	835,421,566	1,027,966,948	1,863,388,514	
Total assets on December 31, 2022	766,556,995	1,025,731,797		1,792,288,792
Liabilities				
Total financial liabilities	1,083,590,411	540,865,433	1,624,455,844	1,562,548,666
Other provisions	4,386,158	16,520,690	20,906,848	22,647,973
Current income tax liabilities	1,696,232	-	1,696,232	1,593,037
Deferred taxes	-	2,190,591	2,190,591	1,633,292
Other liabilities	44,995,090	2,084,227	47,079,317	43,854,987
Total non-financial liabilities	51,077,480	20,795,508	71,872,988	69,729,289
Total equity	-	167,059,682	167,059,682	160,010,837
Total equity and liabilities on June 30, 2023	1,134,667,891	728,720,623	1,863,388,514	
Total equity and liabilities on December 31, 2022	1,112,793,083	679,495,709		1,792,288,792

40.5. Fair value of financial assets and liabilities

For financial instruments that are measured at fair value, disclosure of measurements is required according to the following hierarchical levels of fair value:

- Level 1

  Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government bonds that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

  Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

  Valuation uses unobservable inputs that are supported by little or no market activity and that are

significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main non-observable data used in the determination of the fair value are the credit spreads that vary between 2% and 10%.

To fair value securities which have no consistent, regulatory updated, public price source, Bradesco uses models defined by the mark-to-market Commission and documented in the mark-to-mark manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of financial assets classified as fair value, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

	R$ thousands			
	On June 30, 2023			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	283,152,010	55,873,288	768,781	339,794,079
Brazilian government bonds	248,660,186	5,045,699	2	253,705,887
Corporate debt and marketable equity securities	20,348,782	14,929,063	768,779	36,046,624
Bank debt securities	1,882,285	35,898,526	-	37,780,811
Mutual funds	12,159,121	-	-	12,159,121
Foreign governments securities	66,805	-	-	66,805
Brazilian government bonds issued abroad	34,831	-	-	34,831
Derivatives	(1,606,196)	1,773,003	(387,283)	(220,476)
Derivative financial instruments (assets)	10,875,835	12,926,392	132,511	23,934,738
Derivative financial instruments (liabilities)	(12,482,031)	(11,153,389)	(519,794)	(24,155,214)
Debt instruments at fair value through other comprehensive income	194,130,605	6,891,913	1,492,009	202,514,527
Brazilian government bonds	169,994,703	-	18,992	170,013,695
Corporate debt securities	1,224,554	4,290,067	325,930	5,840,551
Bank debt securities	2,706,990	1,067,343	-	3,774,333
Brazilian government bonds issued abroad	6,420,354	-	-	6,420,354
Foreign governments securities	7,457,793	-	-	7,457,793
Mutual funds	2,103,795	-	-	2,103,795
Marketable equity securities and other stocks	4,222,416	1,534,503	1,147,087	6,904,006
Total	475,676,419	64,538,204	1,873,507	542,088,130

	R$ thousands			
	On December 31, 2022			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	237,380,615	47,559,444	700,473	285,640,532
Brazilian government bonds	204,934,195	5,604,251	2	210,538,448
Corporate debt and marketable equity securities	18,223,185	9,290,575	700,471	28,214,231
Bank debt securities	1,427,286	32,664,618	-	34,091,904
Mutual funds	12,025,851	-	-	12,025,851
Foreign governments securities	656,270	-	-	656,270
Brazilian government bonds issued abroad	113,828	-	-	113,828
Derivatives	(1,526,269)	4,978,274	(534,833)	2,917,172
Derivative financial instruments (assets)	3,414,581	12,734,059	109,856	16,258,496
Derivative financial instruments (liabilities)	(4,940,850)	(7,755,785)	(644,689)	(13,341,324)
Debt instruments at fair value through other comprehensive income	203,732,788	10,435,808	1,419,682	215,588,278
Brazilian government bonds	177,149,932	-	21,318	177,171,250
Corporate debt securities	1,470,115	1,780,215	289,114	3,539,444
Bank debt securities	3,287,386	3,121,090	-	6,408,476
Brazilian government bonds issued abroad	9,337,317	-	-	9,337,317
Foreign governments securities	6,875,135	-	-	6,875,135
Mutual funds	1,602,576	-	-	1,602,576
Marketable equity securities and other stocks	4,010,327	5,534,503	1,109,250	10,654,080
Total	439,587,134	62,973,526	1,585,322	504,145,982

Derivative Assets and Liabilities

The Company's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained, from B3 (principal source) and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that have significant unobservable inputs to their valuation models are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

					R$ thousands
	Financial assets at fair value through profit or loss	Debt instruments at fair value through other comprehensive income	Assets Derivative	Liabilities Derivatives	Total
On December 31, 2021	478,305	1,415,829	179,504	(530,951)	1,542,687
Included in the result	576,449	(24,844)	-	-	551,605
Included in other comprehensive income	-	30,499	-	-	30,499
Acquisitions	157,044	119,824	-	(225,899)	50,969
Write-offs	(54,144)	(114,143)	(68,865)	-	(237,152)
Transfer to other levels (1)	-	(90,944)	-	-	(90,944)
On June 30, 2022	1,157,654	1,336,221	110,639	(756,850)	1,847,664
On December 31, 2022	700,473	1,419,682	109,856	(644,689)	1,585,322
Included in the result	88,270	11,272	-	-	99,542
Included in other comprehensive income	-	100,644	-	-	100,644
Acquisitions	16,652	-	22,656	-	39,308
Write-offs	(36,614)	(39,589)	-	124,894	48,691
Transfer to other levels (1)	-	-	-	-	-
On June 30, 2023	768,781	1,492,009	132,512	(519,795)	1,873,507

(1) These securities were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters. When there is a reduction in this credit risk, the securities are transferred from level 3 to level 2.

The tables below show the gains/(losses) due to changes in fair value and interest income, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities:

			R$ thousands
	Financial assets at fair value through profit or loss	Debt instruments at fair value through other comprehensive income	Total
Interest and similar income	17,960	(3,770)	14,190
Net trading gains/(losses) realized and unrealized	175,306	258,339	433,645
Total on December 31, 2022	**193,266**	**254,569**	**447,835**
Interest and similar income	6,646	11,272	17,918
Net trading gains/(losses) realized and unrealized	81,624	100,644	182,268
Total on June 30, 2023	**88,270**	**111,916**	**200,186**

Sensitivity analysis for financial assets classified as Level 3

						R$ thousands
	On June 30, 2023					
	Impact on income (1)			Impact on shareholders' equity (1)		
	1	2	3	1	2	3
Interest rate in Reais	-	-	-	(4)	(831)	(1,568)
Price indexes	-	-	-	(108)	(16,118)	(29,794)
Exchange coupon	-	-	-	(3)	(381)	(744)
Foreign currency	-	-	-	102	2,559	5,117
Equities	3,622	90,561	181,123	6,194	154,857	309,713

						R$ thousands
	On December 31, 2022					
	Impact on income (1)			Impact on shareholders' equity (1)		
	1	2	3	1	2	3
Interest rate in Reais	-	-	-	(5)	(1,098)	(2,058)
Price indexes	-	(15)	(29)	(82)	(11,879)	(22,007)
Equities	3,453	86,317	172,633	6,147	153,133	306,302

(1) Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

					R$ thousands
	On June 30, 2023				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets (1)					
Loans and advances					
· Financial Institutions	-	177,231,935	-	177,231,935	177,109,104
· Customers	-	-	618,492,912	618,492,912	628,117,265
Securities at amortized cost	68,132,639	108,260,470	10,614,152	187,007,261	189,468,633
Financial liabilities					
Deposits from banks	-	-	308,121,525	308,121,525	304,863,392
Deposits from customers	-	-	591,836,330	591,836,330	591,410,406
Securities issued	-	-	215,571,258	215,571,258	229,209,587
Subordinated debt	-	-	51,373,834	51,373,834	49,461,465

					R$ thousands
	On December 31, 2022				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets (1)					
Loans and advances					
· Financial Institutions	-	122,538,967	-	122,538,967	122,488,329
· Customers	-	-	650,606,365	650,606,365	663,303,328
Securities at amortized cost	100,636,000	98,998,877	9,728,838	209,363,715	214,651,905
Financial liabilities					
Deposits from banks	-	-	282,146,097	282,146,097	281,948,038
Deposits from customers	-	-	591,820,200	591,820,200	590,682,206
Securities issued	-	-	213,546,452	213,546,452	222,257,328
Subordinated debt	-	-	53,842,376	53,842,376	52,241,332

(1) The amounts of loans and advances are presented net of the allowance for impairment losses.

Below we list the methodologies used to determine the fair values presented above:

Loans and advances to financial institutions: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Loans and advances to customers: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Bonds and securities at amortized cost: Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 2(d). See Note 9 regarding the amortized cost.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt

Fair values were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

40.6. Underwriting risk

Underwriting risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. The risk arises from an economic situation not matching the Company's expectations at the time of issuing its underwriting policy with regard to the uncertainties existing both in the definition of actuarial assumptions and in the constitution of technical provisions as well as for pricing and calculating premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Company's estimates.

Historical experience shows that the larger the group of contracts with similar risks, the lower the variability in cash flows. In that way, the risk management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

Risk underwriting management is carried out by the Technical Superintendence and the policies of underwriting and acceptance of risks are periodically evaluated.

Uncertainties over estimated future claim payments

Claims are due as they occur and the Company must indemnify all covered claims that occurred during the contract period, even if the notification occurs after the end of its term. However, claims are reported over a period and a significant portion of these claims are accounted for in the Provisions for Claims Incurred but Not Reported (IBNR) or the Provision for Events/Claims Occurred and Not Reported (PEONA) in the case of health insurance. The estimated cost of claims includes direct expenses to be incurred when settling them.
In this way, giving the uncertainties inherent to the process for estimating claims provisions, the final settlement may be different from the original technical provision.

Asset and liability management (ALM)

The Company periodically analyzes future cash flows on assets and liabilities held in portfolio ALM – Asset Liability Management. The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company's future commitments to its insured persons.

The actuarial assumptions used to generate the flow of liabilities are in line with international actuarial practices and also with the characteristics of the Company's product portfolio.

Risk management by product

The continuous monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as to assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims).

The main risks associated with Non-Life

The risks associated with Non-Life include, among others:

- Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;
- Unpredictable claims arising from an isolated risk;
- Inaccurate pricing or inadequate underwriting of risks;
- Inadequate reinsurance policies or risk transfer techniques; and
- Insufficient or excessive technical provisions.

Generally, the Non-Life insurance underwritten by the Company is of short duration. The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The main risks inherent to the main Non-Life business lines are summarized as follows:

- Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle, third-party liability insurance for vehicles and personal accident for passengers; and
- Business, home and miscellaneous insurance includes, among other things, fire risks (e.g. fire, explosion and business interruption), natural disasters (e.g., earthquakes, storms and floods), as well as liability insurance.

The main risks associated with life insurance and pension plans

Life insurance and Private Pension Plans are generally long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated with life insurance and pension plans include:

- Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;
- Policyholder's behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit;
- Group Life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and
- Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk

from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

The main risks associated with health insurance

The risks associated with health insurance include, among others:

- Variations in cause, frequency and severity of indemnities of claims compared to expectations;
- Unforeseen claims resulting from isolated risk;
- Incorrect pricing or inadequate subscription of risks; and
- Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Risk management of non-life, life insurance and pension plans and health insurance

The Board for Risk Management, Internal Controls, Compliance, Privacy and Data Management Board monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription. The implementation of these policies, the treatment of claims, reinsurance and the constitution of technical provisions of these risks are performed by the Techinacal Superintendent of Actuary and Statistics. The Technical Superintendencies developed mechanisms, such as the analysis of possible accumulations of risks based on monthly reports, which identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies.

For life insurance, pension plans and health insurance, the longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Company operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs. Management adopts assumptions of continuous improvement in the future longevity of the population for the calculation of technical provisions, in order to anticipate and thus be covered by possible impacts generated by the improvement in the life expectancy of the insured/assisted population.

Persistency risk is managed through the frequent management of the Company's historical experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies.

The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels. Specifically, for life insurance and pension plans, mortality and morbidity risks are mitigated through the assignment of catastrophe reinsurance.

Risk Concentration

The Company operates throughout the national territory, and potential exposures to risk concentration are monitored through management reports where the results of insurance contracts sold by branch are observed. The tables below shows, respectively, the concentration of risks based on the amounts of premiums written net of reinsurance, cancellations and social security contributions, and based on the amounts of technical provisions:

Written Premium (net of reinsurance, cancellations and pension contributions)	R$ thousands	
	On June 30, 2023	On June 30, 2022
Non-Life	4,527,995	3,751,067
Life	4,705,066	5,440,384
Health (Health and Dental)	16,132,427	13,339,880
Pension plans	18,014,780	16,574,518

Technical Provisions	R$ thousands					
	On June 30					
	2023			2022		
	Gross	Reinsurance	Net of tax	Gross	Reinsurance	Net of tax
Non-Life	19,152,646	18,314	19,134,332	21,454,712	31,047	21,423,665
Life	254,922,099	-	254,922,099	284,218,117	-	284,218,117
Health (Health and Dental)	2,943,449	13,503	2,929,946	3,313,460	7,852	3,305,608
Pension plan	13,488,830	-	13,488,830	14,058,680	-	14,058,680

Sensitivity test

The purpose of the sensitivity test is to measure impacts, in the event of isolated, reasonably possible changes in assumptions inherent to the Organization's operations that may be affected due to the risk underwriting process and that are considered relevant on the balance sheet date.

As risk factors, the following premises were elected:

- Risk-free interest rate – represents the minimum level of profitability that can be taken for granted by the Organization. The test evaluated the impact of a reduction in the risk-free interest rate curve;
- Income Conversion – The test evaluated the impact of an increase in the income conversion ratio for annuity contracts;
- Longevity (Improvement) – represents an individual's life expectancy, based on their year of birth, their current age, and other demographic factors, including gender. The test evaluated the impact of an increase in the estimate of improvement in life expectancy for annuity contracts; and
- Loss ratio – is the main indicator of insurance contracts and is equivalent to the ratio between the expenses and the income that the Organization received for the contract. The test assessed the impact of an increase in claims.

Sensitivity test results

The table below shows the result of the impact on technical provisions for life insurance with survivorship coverage, pension plans and individual life insurance, considering variations in the previously mentioned assumptions:

			On June 30, 2023 - R$ thousand
Interest Rate - Variation of -5% (*)	Gross	Reinsurance	Net
Life	21,446,527	31,063	21,415,464
Pension Plans	284,039,281	-	284,039,281

(*) There was a change in the methodology in relation to the previous publication, so that in order to more adequately reflect the risk of the interest rate, it now only affects the projected profitability of the balances and does not affect the bottom-up rate, used to discount cash flows.

			On June 30, 2023 - R$ thousand
Conversion into Income - + 5 percentage points	Gross	Reinsurance	Net
Life	21,446,527	31,063	21,415,464
Pension Plans	284,246,089	-	284,246,089

			On June 30, 2023 - R$ thousand
Longevity (Improvement) - +0.002	Gross	Reinsurance	Net
Life	21,458,521	31,063	21,427,458
Pension Plans	284,348,505	-	284,348,505

For non-life insurance, life except individual life, and health including dental insurance, the table below shows the result of the impact on the Organization's income and shareholders' equity if there was an increase in the loss ratio by 1 percentage point in the last six months of the calculation base date:

Sensitivity	R$ thousands			
	Gross of reinsurance		Net of reinsurance	
	On June 30, 2023	On June 30, 2022	On June 30, 2023	On June 30, 2022
Non-Life	(26,463)	(19,869)	(26,361)	(19,754)
Life	(16,879)	(15,455)	(16,766)	(15,382)
Health (Health and Dental)	(96,795)	(80,039)	(96,795)	(80,039)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear and therefore greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are highly managed and controlled. Additionally, the Company's financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management's view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner.

Credit risk

Credit risk consists of the possible incurrence of losses in value of financial assets and reinsurance assets, as a consequence of noncompliance, by the counterparty, of its financial obligations according to agreed terms with the Company.

This risk may materialize in different ways, among others.

- Losses arising from delinquency, due to lack of payment of the premium or of the installments by the insured person;
- Possibility of any issuer of financial asset not making the payment on the due date or the amortizations provided for each security; and
- Inability or unfeasibility of recovery of commissions paid to brokers when policies are canceled.

Credit risk management

The Company performs various sensitivity analyses and stress tests as tools for management of financial risks. The results of these analyses are used for risk mitigation and to understand the impact on the results and the shareholders' equity of the Company in normal conditions and in conditions of stress. These tests take into account historical scenarios and scenarios of market conditions provisioned for future periods, and their results are used in the process of planning and decision making, as well as the identification of specific risks arising on financial assets and liabilities held by

the Company. The management of credit risk for reinsurance operations includes monitoring of exposures to credit risk of individual counterparts in relation to credit ratings by risk assessment companies, such as Am Best, Fitch Ratings and Standard & Poor's and Moody's. The reinsurers are subject to a process of analysis of credit risk on an ongoing basis to ensure that the goals of the mitigation of credit risk will be achieved.

In that sense, credit risk management in the Company is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysis of operations to preserve the integrity and independence of processes. It is a process carried out at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, assessed by the risk management structures of the Company and Banco Bradesco, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Meetings are held quarterly of the Executive Committee for Risk Management of Grupo Bradesco Seguros, of the Executive Committee of Investments and, monthly, of the Internal Meeting of Asset Allocation by the area of Investment Management of Bradesco Seguros S.A. for the deliberative negotiations, possessing the functions, which are necessary for the regulatory/improvement requirement in the processes of management.

Reinsurance policy

No matter how conservative and selective insurers are in the choice of their partners, the purchase of reinsurance presents, naturally embedded in its operation, a credit risk.

The Bradesco Company's policy for purchasing reinsurance and approval of reinsurers are the responsibility of the Board of Executive Officers, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders' equity consistent with amounts transferred.

Another important aspect of managing reinsurance operations is the fact that the Company aims to work within its contractual capacity, thereby avoiding the frequent purchases of coverages in optional agreements and higher exposures to the credit risk.

Practically, all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non-proportional plans by risk and/or by event.

Currently, part of the reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in Management's judgment, reduces the credit risk.

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured parties is low, since, in some cases, coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by the due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

The Company is exposed to concentrations of risk with individual reinsurance companies, due to the nature of the reinsurance market and strict layer of reinsurance companies with acceptable loan

ratings. The Company manages the exposures of its reinsurance counterparties, limiting the reinsurance companies that may be used, and regularly assessing the default impact of the reinsurance companies.

40.7. Operational risk

Operational risk is represented by the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or from external events. This definition includes the legal risk associated with the activities carried out by the Organization.

Operational Risk Management Process

The Organization adopts the Three Lines model, which consists of identifying and assigning specific responsibilities to the Premises so that the essential tasks of operational risk management are carried out in an integrated and coordinated manner. To this end, the following activities are carried out:

- Identify, assess and monitor the operational risks inherent to the Organization's activities;
- Evaluate the operational risks inherent to new products, services and partners in order to adapt them to legislation and procedures and controls;
- Mapping and capture operational loss records to compose the database operational risk and manage them in line with the Organization's appetite;
- Provide analyzes that provide quality information to the Premises, with a view to improving operational risk management;
- Evaluate scenarios and indicators for the purpose of composing the economic capital and improving the Organization's risk maps;
- Assess and calculate the need for regulatory and economic capital for operational risk; and
- Ensure the existence of governance procedures for reporting operational risk and its main aspects in order to support the Organization's strategic decisions.

These procedures are supported by a system of internal controls, being independently certified as to their effectiveness and execution, in order to meet the risk appetite limits established by the Organization.

41) SUPPLEMENTARY PENSION PLANS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds (Specially Constituted Investment Fund).

The supplementary pension plan receives contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary, contributed by employees and 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death), contributed by the group. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through *Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão* (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through *Caixa de Previdência Privada Bec* – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan named APABA for employees originating from Banco Bamerindus do Brasil S.A..

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as Health Plan of employees from Lloyds.

Bradesco, at its facilities abroad, provides its employees and managers with a pension plan, in accordance with the rules established by local authorities, which allows accumulating financial resources throughout the participant's professional career.

Total expenses with contributions made, for the six-month period ended June 30, 2023, were R$605,116 thousand (R$546,207 thousand in 2022).

42) OTHER INFORMATION

a) On November 16, 2022, Law No. 14,467 was enacted, in full conversion of Provisional Measure No. 1,128/22, which establishes new rules for the deductibility of credit losses resulting from the activities of financial institutions and other institutions authorized to operate by the Central Bank of Brazil, in the calculation of profits subject to income tax and CSLL, coming in to effect as of January 1, 2025, , where we highlight the rules: i) application of factors for the deduction of defaulted operations (operation overdue for more than ninety days); and ii) losses on January 1, 2025, related to credits that are in default on December 31, 2024, which have not been deducted by that date, can only be excluded in determining the taxable income and the calculation basis of the CSLL, at the rate of one-thirty-sixths for each month of the calculation period, starting in April 2025.

Reporting Date July 24, 2023

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member
Paulo Roberto Simões da Cunha - Independent Member
Rubens Aguiar Alvarez
Denise Pauli Pavarina - Independent Member

Board of Executive Officers

Executive Officers
Chief Executive Officer
Octavio de Lazari Junior

Executive Vice-Presidents
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto

Managing Officers
Walkiria Schirrmeister Marchetti
Guilherme Muller Leal
João Carlos Gomes da Silva
Bruno D´Avila Melo Boetger
Glaucimar Peticov
Antonio José da Barbara
Edson Marcelo Moreto
José Sergio Bordin
Roberto de Jesus Paris

Deputy Officers
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Klayton Tomaz dos Santos
Marlos Francisco de Souza Araujo

Department Officers
Ademir Aparecido Correa Junior
André Bernardino da Cruz Filho
André Ferreira Gomes
Antonio Carlos Melhado
Antonio Daissuke Tokuriki
Carlos Wagner Firetti
Fernando Antônio Tenório
Fernando Freiberger
Fernando Honorato Barbosa
José Augusto Ramalho Miranda
José Gomes Fernandes
Julio Cardoso Paixão
Layette Lamartine Azevedo Junior
Leandro José Diniz
Manoel Guedes de Araujo Neto
Marcos Aparecido Galende
Paulo Eduardo Waack
Renata Geiser Mantarro
Roberto Medeiros Paula

Officers
Adelmo Romero Perez Junior
*Affonso Correa Taciro Junior
Aires Donizete Coelho
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André David Marques
André Luis Duarte de Oliveira
*Antonio Campanha Junior
*Bráulio Miranda Oliveira
Carlos Henrique Villela Pedras
Carlos Leibowicz
Cintia Scovine Barcelos de Souza
Clayton Neves Xavier
Cristina Coelho de Abreu Pinna
Daniela Pinheiro de Castro
*Danilo Luis Damasceno
*Fábio Suzigan Dragone
Francisco Armando Aranda
Italívio Garcia Menezes
Jeferson Ricardo Garcia Honorato
José Leandro Borges
Juliana Laham
Juliano Ribeiro Marcílio
Júlio Cesar Joaquim
Leandro Karam Correa Leite
Marcelo Sarno Pasquini
Marcos Daniel Boll
Marcos Valério Tescarolo
Marina Claudia González Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
*Nathalia Lobo Garcia Miranda
Nilton Pereira dos Santos Junior
Roberto França
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Telma Maria dos Santos Calura
Vasco Azevedo

Regional Officers
Altair Luiz Guarda
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Veiga Neto
Paulo Roberto Andrade de Aguiar
Rogerio Huffenbaecher

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini
José Luis Elias

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Milton Matsumoto – Coordinator
Alexandre da Silva Glüher
Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
Glaucimar Peticov
Ivan Luiz Gonjito Júnior
Clayton Neves Xavier

Risk Committee
Maurício Machado de Minas - Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Samuel Monteiro dos Santos Junior
Paulo Roberto Simões da Cunha

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi – Coordinator
Alexandre da Silva Glüher
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Maurício Machado de Minas
Octavio de Lazari Junior
Glaucimar Peticov

Sustainability and Diversity Committee
Milton Matsumoto - Coordinator
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Glaucimar Peticov
Carlos Wagner Firetti
Marcelo Sarno Pasquini

Strategic Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Denise Pauli Pavarina
Octavio de Lazari Junior

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Carlos Wagner Firetti - Coordinator
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Eurico Ramos Fabri
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Glaucimar Peticov
Antonio José da Barbara
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Ivan Luiz Gontijo Júnior
Antonio Campanha Junior

Fiscal Council

Sitting Members
José Maria Soares Nunes
Joaquim Caxias Romão
Vicente Carmo Santo
Mônica Pires da Silva
Ava Cohn

***Deputy Members**
Frederico William Wolf
Artur Padula Omuro
Luiz Eduardo Nobre Borges
Eduardo Badyr Donni
Paulo Henrique Andolhe

Ombudsman Department
Nairo José Martinelli Vidal Júnior - Ombudsman

*In process of homologation by the Central Bank of Brazil

General Accounting Department
Marcelo da Silva Rego
Accountant – CRC 1SP301478/O-1

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. ("Bradesco"), which comprise the consolidated statement of financial position as of June 30, 2023 and the respective consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for the three and six-month period then ended, and notes, including significant accounting policies and other clarifying information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A as of June 30, 2023, and of its consolidated financial performance and its consolidated cash flows, for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards, are further described in the "Auditor's Responsibilities for the Audit of the Consolidated Financial Statements" section of our report. We are independent of Bradesco and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant´s Professional Ethics Code and the professional standards issued by the Brazilian Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were treated in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not express a separate opinion on these matters.

Assessment of the allowance for expected credit losses

As discussed in notes nº 4, 8d, 9, 10, 11, 23, 24, 38 and 40.2 to the consolidated financial statements, Bradesco has R$ 63,382,416 thousand of allowance for expected credit losses (ECL) related to loans and advances to customers and securities at amortized cost, loan commitments, financial guarantees and financial assets at fair value through other comprehensive income (FVOCI), as of June 30, 2023. Bradesco recognizes a lifetime ECL for those contracts that have experienced a Significant Increase in Credit Risk (SICR - *Significant Credit Risk*) since initial recognition or are credit impaired, and a 12-month ECL for all other contracts. Bradesco calculates ECL either on a group basis, using models, or, for certain significant exposures, on an individual basis, estimating the future cash flows including the value of related collateral. To calculate ECL on a group basis Bradesco segregates the portfolio of contracts on the basis of shared credit risk characteristics and uses estimates of the Probability of Default (PD), the Loss Given Default (LGD) and the Exposure at Default (EAD) as well as estimates of the impact of projections of future economic conditions.

We identified the assessment of the ECL as a key audit matter. The estimation of ECL involved significant measurement uncertainty, primarily as a result of the complexity of the models and the quantity and subjectivity of the assumptions. These included: the overall ECL methodology, inclusive of the methodologies and assumptions used to estimate the PDs, EADs and LGDs; the future macroeconomic scenarios; the identification of a SICR (stage 2) and exposures that are credit impaired (stage 3); and, for ECL calculated on an individual basis, the expected cash flows including the related collateral valuation.

How our audit approached this matter

The following are the primary procedures we performed to address this key audit matter:

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the process for calculating the ECL. This included controls related to: (i) the development and approval of the ECL methodology; (ii) the determination of the methodologies and assumptions used to estimate PD, EAD, LGD and the future macroeconomic scenarios; (iii) the validation of models used to calculate the ECL;

- We involved credit risk professionals with specialized skills and knowledge, who assisted in: (i) assessing Bradesco's ECL methodology for compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB); (ii) testing the accuracy of Bradesco's PDs, EADs and LGDs using Bradesco's historical data and defined methodologies; (iii) analyzing whether the contracts are segmented by shared credit risk characteristics for the estimation of PD by observing historical correlation; and (iv) evaluating the relevance of the macroeconomic variables considered in the future scenarios by analyses of regression and historical correlation; and

- We compared the consider indices projected by Bradesco in the future macroeconomic scenarios with independent third-party projections. Recalculate the amount of expected credit loss, based on the PDs, LGDs and EADs. For a selection of contracts, we evaluated the ECL calculated on an individual basis, including the assessment of expected cash flows and related collateral. For a sample of contracts, we assessed the adherence to internal policies in the identification of SICR and the classification of financial instruments in stages 2 and 3.

Based on the evidence obtained through the procedures summarized above, we consider the ECL to be adequate in the context of the consolidated financial statements taken as a whole, for the period then ended June 30, 2023.

Evaluation of the measurement of provisions and the disclosure of contingent liabilities - tax, civil and labor lawsuits

As discussed in notes 4 e 22 to the consolidated financial statements, Bradesco is a defendant in tax, civil and labor lawsuits for which it has provisions of R$ 6,772,662 thousand, R$ 7,576,463 thousand and R$ 5,534,357 thousand, respectively.

The provisions for tax lawsuits, such as those related to the legality and constitutionality of certain taxes, indemnity for moral and economic damages arising from Bradesco's actions in the course of providing banking products and services, insertion of information about debtors in the credit restrictions register, adjustments for inflation on savings account balances due to the implementation of economic plans by the Federal Government and certain other specific civil lawsuits. In each case, Bradesco applies judgment to determine the likelihood of loss and estimate the amount involved. For labor lawsuits, Bradesco uses a model that considers, assessment in groups of the lawsuits, separation of entry date (before or after the labor reform), the definition the average amount of payments and inflation adjustment to calculate the average loss for each group of lawsuits.

We identified the evaluation of the measurement of provisions and the disclosure of contingent liabilities for certain tax and civil lawsuits and for labor lawsuits as a key audit matter. The evaluation required challenging auditor judgment due to the subjective nature of the estimates, judgments and assumptions made by Bradesco. In the case of the tax and civil lawsuits, those estimates, judgments and assumptions related to estimating the likelihood of loss and the amount of any such loss, and, in the case of labor lawsuits, they related to the segregations used in the model and the historical observation period.

How our audit approached this matter

The following are the primary procedures we performed to address this key audit matter:

- We evaluated the design and tested the operating effectiveness of certain internal controls related to the evaluation and measurement of the provisions and disclosures for tax, civil and labor lawsuits. This included controls related to: (i) the assessment of information received from external and internal legal advisors on tax, civil and labor lawsuits; and (ii) the development and approval of the models and assumptions used to measure the provision for labor liabilities.

- We obtained and read the letters received directly from Bradesco's external legal advisors for certain tax lawsuits, and the documentation prepared by the internal legal advisors for certain civil lawsuits, which included an assessment of the likelihood of loss and an estimate of the amount of such loss. We compared these assessments and estimates with those used by Bradesco, and considered historical data and information related to the lawsuits in question as well as to other similar lawsuits in order to evaluate the provisions and disclosures made in relation to these matters; and

- For the labor lawsuits, we: (i) evaluated the length of the historical observation period used by Bradesco by comparing it to the results of using alternative periods; (ii) tested the accuracy of the segregations used in the model; and (iii) review of management´s assumptions. For civil and labor lawsuits, we tested the sufficiency of the provision by comparing actual disbursement in the period to the amounts provided for at the previous period end and obtaining an understand of the reason for deviation.

Based on the evidence obtained through the procedures summarized above, we consider the measurement of provisions and the disclosure of tax, civil and labor contingent liabilities to be adequate, in the context of the consolidated financial statements taken as a whole for period then ended on June 30, 2023.

Assessment of the recoverability of deferred tax assets

As discussed in notes 4 and 37 to the consolidated financial statements Bradesco has R$ 93,064.,690 thousand of deferred tax assets as of June 30, 2023. Bradesco recognizes these deferred tax assets to the extent that it is probable that future taxable profits will be available against which the carry-forward losses can be utilized.

Bradesco's estimates of future taxable profits are based on its business plans and budgets which require Bradesco to make a number of assumptions related to future events and conditions. Changes in certain assumptions about the future, such as growth rates of the principal lines of business, interest rates and foreign exchange rates, could have a significant impact on these estimates and, consequently, on the recoverability of deferred tax assets.

We identified the assessment of the recoverability of deferred tax assets as a key audit matter. The evaluation of the estimates of future taxable profit and the underlying assumptions required subjective auditor judgment because of the sensitivity of the estimate to minor changes in the assumptions and the degree of subjectivity associated with those assumptions.

How our audit approached this matter

The following are the primary procedures we performed to address this key audit matter:

- We evaluated the design and tested the operating effectiveness of certain internal controls over the process to estimate future taxable profits. This included controls related to the development and approval of key assumptions for the budget and the final estimates of future taxable profits.

- We involved corporate finance professionals with specialized skills and knowledge, who assisted the evaluation of the reasonability, including growth rates of the principal lines of business, interest rates and foreign exchange rates underlying Bradesco's estimate of future taxable profits. We evaluated Bradesco's ability to accurately project taxable profits by comparing the estimated taxable profits for the period then ended December 31, 2022 made in the prior year with actual taxable profits in 2022.

- In addition, we tested the mathematical calculations included in the technical study of realization of the respective deferred tax assets and the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained through the procedures summarized above, we consider the assessment of recoverability of deferred tax assets to be adequate in the context of the consolidated financial statements taken as a whole for the period then ended on June 30, 2023.

Evaluation of the impairment testing of goodwill and intangible assets

As discussed in notes 4 and 15 to the consolidated financial statements Bradesco has goodwill of R$ 6,590,591 thousand and other intangible assets with finite useful lives of R$ 3.,489,030 thousand. Bradesco performs impairment tests for goodwill at least annually and, for other intangible assets with finite useful lives, whenever there is objective evidence of impairment. As part of the impairment test of these assets, Bradesco estimates recoverable amounts of the relevant Cash Generating Units based on the present value of future cash flows. In order to estimate future cash flows Bradesco estimates the growth rates for different businesses, income streams and expenses based on its business plans and budgets which, in turn, are based on a series of business and economic assumptions.

We identified the evaluation of the impairment testing of goodwill and intangible assets as a key audit matter. There is a high degree of subjectivity in determining the significant assumptions, including the growth rates for different businesses, revenues and expenses, and the discount rates used.

How our audit approached this matter

The following are the primary procedures we performed to address this key audit matter:

- We evaluated the design and tested the operating effectiveness of certain internal controls over the impairment testing of intangible assets, including controls related to:
(i) the development, review and approval of the growth rates and discount rates used to determine the present value of future cash flows; and (ii) the independent review of the calculation methodology to perform the impairment test.

- We involved corporate finance professionals with specialized skills and knowledge who assisted in: (i) evaluation of the reasonability of the growth rates used for different businesses, revenues and expenses by comparing them to information obtained from internal and external sources; (ii) evaluation of the reasonability the discount rates used in the impairment tests by comparing them to ranges of discount rates that were developed independently using publicly available market data for comparable entities; (iii) assessing Bradesco's ability to project cash flows by comparing the prior

year's projections for the year ended December 31, 2022, , with actual cash flows in this year; and (iv) testing the mathematical accuracy of certain steps of the present value calculations.

Based on the evidence obtained through the procedures summarized above, we consider the evaluation of the impairment testing of intangible assets to be adequate in the context of the consolidated financial statements taken as a whole for the period then ended June 30, 2023.

Evaluation of insurance liabilities measurement

As disclosed in Notes 3a and 21 to the consolidated financial statements, Bradesco has R$ 323,346,034 thousand in insurance liabilities as of June 30, 2023.

To measure insurance liabilities, Bradesco uses actuarial techniques and methods that require judgment in the selection of methodologies used, including in the calculation of cash flows, discount rates, and non-financial risk adjustment, as well as in defining assumptions that include expected losses, conversion to income, longevity, discount rates, and non-financial risk adjustment rates.

We consider the measurement of insurance liabilities as a key audit matter, given the significant judgment involved in assessing actuarial methodologies and assumptions. The assumptions used in this measurement are subjective, and small changes could result in significant changes in the measurement of these liabilities. Subjective judgments by the auditor and specific actuarial knowledge were necessary to evaluate the actuarial methodologies and assumptions used.

How our audit addressed this matter

The following are the primary procedures we performed to address this key audit matter:

- We evaluated and tested the design of certain internal controls related to the measurement of insurance liabilities. This included controls related to the development and approval of methodologies for calculating cash flows, discount rates, risk adjustment, and defining assumptions that include expected losses, conversion to income, longevity, discount rates, and risk adjustment interest.

- We engaged professionals with specific actuarial knowledge to assist us: (i) in assessing the compliance of the methodologies for calculating cash flows, discount rates, and risk adjustment with the requirements of IFRS 17, as well as comparing them with the methods used by the market; (ii) in evaluating the assumptions related to expected losses, conversion to income, longevity, discount rates, and risk adjustment interest by, where applicable, comparing them with external data, performing independent recalculations, and conducting sensitivity and retrospective review tests of these assumptions.

Based on the evidence obtained through the above procedures, we consider to be adequate, the measurement of insurance liabilities in the context of the consolidated financial statements for the period ended on June 30, 2023, taken as a whole.

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing Bradesco's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

- identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

- obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

- evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

- conclude on the appropriateness of management's use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco's ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

- evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

São Paulo, August 3, 2023

KPMG Auditores Independentes Ltda.
2SP-027685/O-0 F SP

Original report in Portuguese signed by
Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

Bradesco Conglomerate Audit Committee's Report on the Consolidated Financial Statements prepared in the half ended on June 30, 2023 in accordance with the International Financial Reporting Standards (IFRS)

In addition to the Audit Committee's Report related to the Consolidated Financial Statements of Banco Bradesco S.A. of the half ended on June 30, 2023, prepared in conformity with accounting rules adopted in Brazil, applicable to institutions authorized by the Central Bank of Brazil, issued on August 3, 2023, we have also analyzed the complete set of Condensed Consolidated Interim Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

As mentioned in the report referred to above, our analysis has taken into consideration the work carried out by the independent auditors and the internal controls systems maintained by the various areas of the Bradesco Conglomerate, mainly the Internal Audit, Risk Management and Compliance areas.

The Management has the responsibility of defining and implementing accounting and management information systems to generate financial statements of the companies that comprise the Bradesco Conglomerate, in compliance with Brazilian and international accounting practices, as well as the processes, policies and procedures for internal controls that ensure the safeguarding of assets, timely recognition of liabilities and risk management of transactions.

The Independent Audit is responsible for reviewing the Condensed Consolidated Interim Financial Statements, observing the requirements established in the Brazilian and international standards for the review of interim financial information and issuing a detailed report on the proper presentation of the Financial Statements, in all relevant aspects, in accordance with the applicable IFRS.

The responsibility of the Internal Audit (Audit and General Inspectorship Department) is to assess the quality of Bradesco Organization's internal control systems and the adequacy of the policies and procedures defined by Management, including those used to prepare accounting and financial reports.

The Audit Committee is responsible for evaluating the quality and effectiveness of the Internal and Independent Audits, as well as the sufficiency of the internal control systems, and also for analyzing financial statements in order to issue, when applicable, pertinent recommendations.

Based on the review and discussions mentioned above, the Audit Committee recommends to the Board of Directors the approval of the audited Condensed Consolidated Interim Financial Information related to the half ended on June 30, 2023, prepared according to the International Financial Reporting Standards – IFRS.

Cidade de Deus, Osasco, SP, August 3, 2023.

ALEXANDRE DA SILVA GLÜHER
(Coordinator)

AMARO LUIZ DE OLIVEIRA GOMES
(Financial Specialist)

PAULO RICARDO SATYRO BIANCHINI
(Member)

JOSÉ LUIS ELIAS
(Member)

The members of the Fiscal Council, in the exercise of their legal and statutory duties, examined the Management Report and the Financial Statements of Banco Bradesco S.A. referring to the first half of 2023 and, in view of (i) the meetings held with the *KPMG Auditores Independentes* and their reports; (ii) the meeting held with the Audit Committee and its report; and (iii) from the periodic meetings held with management areas and administrators, they issue the opinion that the aforementioned documents adequately reflect the Company's equity and financial position.

Cidade de Deus, Osasco, SP, August 3, 2023.

José Maria Soares Nunes

Joaquim Caxias Romão

Vicente Carmo Santo

Mônica Pires da Silva

Ava Cohn

For further information, please contact:

Carlos Wagner Firetti

Investor Relations Officer and Business Controller

Phone: (11) 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/n - Prédio Prata – 4th floor

Osasco-SP

Brazil

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